Form 10-K, Exhibit 13
period 1996-12-31
SANFILIPPO JOHN B & SON INC
filed 1997-03-31
CIK 880117

FINANCIAL HIGHLIGHTS 1996

Years Ended December 31,
(Dollars in thousands, except per share data)
                                        1996          1995          1994
                                     -----------------------------------------
Net sales                           $294,404      $277,741      $208,970
Net (loss) income                   $ (2,991)     $  5,788      $     49
(Loss) earnings per common share    $  (0.33)     $   0.63      $   0.00
Working capital                     $ 40,956      $ 58,148      $ 36,418
Total assets                        $205,352      $219,002      $199,714
Long-term debt                      $ 63,319      $ 74,681      $ 52,804
Total debt                          $ 98,310      $106,849      $106,716
Stockholders' equity                $ 72,620      $ 75,611      $ 68,092
Capital expenditures                $  9,198      $ 13,517      $ 30,884
Debt/Equity ratio                      1.4:1         1.4:1         1.6:1
Debt/Capital                            57.5%         58.6%         61.0%
Weighted average shares
  outstanding                      9,147,666     9,070,000     8,990,946

A PERSONAL NOTE TO OUR STOCKHOLDERS 1996

1996 proved to be a very difficult and challenging year for your Company. The damage inflicted upon the pecan industry as a result of the high costs of the product and an oversupply of pecans negatively impacted our operating results. The size of the 1996 pecan crop was initially estimated by the USDA to be very small and was priced and purchased from the growers at a corresponding high price. However, the estimate proved to be grossly understated, and the resulting market selling price declined squeezing our margins on pecans to little or no profit. Therefore, in the third quarter with the new pecan crop approaching, our Company was required to record an inventory write-down on the pecan inventory to reflect the lower of cost or market.

On a more positive note, 1996 produced achievements that should continue to benefit your Company in a positive manner and thereby ultimately enhance stockholder value. We will continue to explore and evaluate all options to improve the future operating results of your Company.

With the completion of the pecan shelling plant in Selma, TX, our aggressive expansion program over the last five years is completed. We believe we now have the finest facilities in the industry. Our capital spending in the future will be modest.

1996 was the 25th consecutive year your Company enjoyed increased sales. Net sales for 1996 totaled $294 million representing an increase of 6.0% over 1995. The 1996 fourth quarter was very solid and finished strong. Fourth quarter sales were $106 million, representing a slight increase over 1995 fourth quarter sales. Profits were encumbered by the last remnants of the pecan situation. However, margins in the last half of the quarter were at or exceeded 1995 levels.

As previously reported, your Company restructured its sales and marketing functions to improve customer focus, service and category growth. Also, several projects designed to enhance earnings and/or reduce costs were undertaken and in the fourth quarter of 1996 have begun to deliver positive results. These efforts represent an ongoing process in order to meet the changing needs of the competitive environment in which we operate.

Fisher Nut, which was acquired in 1995, performed well in 1996 and we believe is positioned for future growth. Your Company introduced Fisher Nuts & Crunches Bayou Blend in a unique stand-up pouch. A major product line introduction was Fisher Chef's Naturals Ingredient Nuts. Fisher Chef's Naturals are solely intended for cooking/baking occasions. Also in 1996, Fisher Nut products received the 1996-97 American Taste Award for Excellence, as judged by a panel of Executive Chefs and Master Tasters around the country. This is a good start for Fisher Nut's first year with your Company.

Even though the future cannot be guaranteed, your senior management and I are fully committed to enhancing stockholder value. We firmly believe that your Company is sound, and the future is positive. We have the tools in place to drive your Company. Our objectives are to deliver an increased stockholder value, customer focus and category development. I believe 1997, our 75th year, will be a positive step in accomplishing these objectives.

Sincerely,

/s/ Jasper B. Sanfilippo
------------------------
Jasper B. Sanfilippo
Chairman of the Board and Chief Executive Officer



John B. Sanfilippo & Son, Inc.
STRUCTURED FOR GROWTH

John B. Sanfilippo & Son, Inc. together with its wholly owned subsidiaries, including Sunshine Nut Co., Inc., (the "Company" or "JBSS"), is one of the largest companies in the world dedicated primarily to processing, marketing and distributing edible nut meats of all kinds, including peanuts, pecans, almonds, walnuts, cashews, filberts (hazelnuts), pistachios, macadamias and Brazil nuts.

Vertically integrated from the grower to the consumer, the Company sells its products under the Fisher, Evon's, Sunshine Country, Flavor Tree and Texas Pride brand names, and more than 70 private label brands. The Company also sells its products to industrial customers (e.g., bakeries, dairies, food processors and candy manufacturers), and food service customers (e.g., airlines, sport stadiums and restaurants), and manufactures, processes and packs the retail brands of several other snack food companies. To complement its nut meat products, the Company also provides a diverse line of other food and snack items, including peanut butter, candy, fruit and nut mixes, extruded corn snacks (e.g., cheese curls), sesame sticks, chocolate chips, and coconut products.

The Company's eight facilities are located in: Elk Grove Village, IL (2); Arlington Heights, IL; Bainbridge, GA; Selma, TX; Walnut, CA; Gustine, CA; and Garysburg, NC.

THE BEGINNING

The Company's origins date back to 1922 when the grandfather and father of Jasper B. Sanfilippo, the Company's current Chairman of the Board and Chief Executive Officer, began a small pecan shelling business in Chicago. Jasper Sanfilippo and the Company's President, Mathias Valentine, have directed the Company's development for the past 33 years. During that time, the Company has achieved sales growth through diversifying and expanding its product line and customer base, increasing its production capacity and efficiency, designing custom processing and packaging equipment and vertically integrating its operations. Over the last five fiscal years, net sales have increased from approximately $161.1 million to approximately $294.4 million, representing a 12.8% compound annual growth rate.


RETAIL GROWTH IS THE FOCUS

During 1996, the Company consolidated its separate sales and marketing teams for each of Fisher, Evon's, Sunshine Country, and Private Label into one sales and marketing team selling all of the Company's brands. This consolidation allows for a single contact point and a combined effort in working and partnering with customers to drive retail sales with the Company's portfolio of brands. This consolidation should also result in certain economies of scale and cost savings.

In 1996, the Company entered into a contract with Information Resources, Inc., ("IRI"), to purchase syndicated scanner sales data for the snack nut category for all retail channels and sixty-seven (67) markets nationwide. This data will enable the Company's sales and marketing team to further its fact-based selling strategies and category management initiatives in its efforts to increase distribution and merchandising of Fisher at current and new customers. During 1996, the Company increased distribution of Fisher at many large grocery retailers and mass merchandisers nationwide. By continuing to utilize IRI data in fact-based selling presentations, the Company is targeting additional large retailers to stock Fisher in 1997.

In 1996, the Company initiated and developed innovative marketing programs with other consumer product companies. The Company participated in two programs with EKCO Housewares, Inc. and The Pillsbury Company. The Company teamed up with EKCO to promote Fisher Chef's Naturals Ingredient Nuts ("FCNIN"), and offered consumers a free EKCO pan with the purchase of FCNIN Pecans in 2 oz. or 6 oz. packages. The Company has also worked with The Pillsbury Company to include Fisher nuts in recipes as part of the Green Giant Pasta Accents Rush Hour Recipes cookbook. These programs were designed to bring innovation and new users to the nut category by educating consumers on new ways to use nuts in everyday eating.

The Company will continue partnering with key retailers to grow both the snack and baking nut categories in terms of dollar and unit volume. We believe this growth can be accomplished through our existing retail brand portfolio that includes:

- Fisher Chef's Naturals Ingredient Nuts (28 items). FCNIN was introduced in late 1996 and offers a higher quality of nuts compared to the category leader at a reduced price to consumers. FCNIN offers a complete line of ingredient nuts including pecans, almonds, walnuts, nut topping, raw peanuts, cashews, and pine nuts coupled with recipes on every package, and a recipe book on how to use nuts in everyday eating experiences.

- Fisher snack nuts (66 items), including Golden Roast Peanuts, Favorites, Nuts & Fruits snack mixes, Nuts & Crunches snack mixes and the recently introduced
Bayou Blend.

- Evon's (442 items), including baking nuts, snack nuts, candy, extruded snacks and peanut butter.

- Sunshine Country (77 items) snack and baking nuts.

- Texas Pride pecans (10 items).

- Private label brands (700 items) for over 70 retailers across the U.S. for the categories of snack nuts, baking nuts, peanut butter, candy and extruded snacks.

During 1997, the Company's marketing and sales executives will continue working with retailers and brokers to expand category management programs, develop and execute integrated consumer marketing programs, and further educate consumers on how to use nuts and identify the true health benefits from eating nuts in everyday meals.

To accomplish this last objective, the Company has entered into a licensing agreement with Oldways Preservation and Exchange Trust to utilize the Mediterranean Diet Pyramid. This exclusive commercial license allows the Company to use this pyramid on packaging in sales and marketing material and in consumer marketing programs with the Fisher brand for the snack and baking nut categories.

The Mediterranean Diet Pyramid groups nuts and legumes in its second tier, along with fruits and vegetables and other foods from plant sources. The pyramid suggests that the amount of daily consumption from this second tier food group should be second only to foods included in the base tier of the Pyramid (e.g., breads, pasta, rice, couscous, polenta, bulgur, other grains and potatoes).

In 1996, the Company was awarded the "Best Tasting Nuts in America" for the Fisher brand by the American Tasting Institute. Fisher was judged excellent when compared to other regional and national brands on the basis of taste, freshness and appearance for both snack and baking nuts. The Mediterranean Diet Pyramid program and the success of Fisher nuts in taste tests will help the Company to break down the consumers' negative perception of nuts as an unhealthy product and position Fisher as their nut of choice.

We believe the Company is uniquely positioned to grow the snack and baking nut categories through strategic partnership and innovative sales and marketing programs. The Company's portfolio of brands is strong enough to match any competitive offering in the marketplace.


SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

	The following historical consolidated financial data as of and for the years ended December 31, 1996, 1995, 1994, 1993 and 1992 were derived from the Company's audited consolidated financial statements. The financial data should be read in conjunction with the Company's audited consolidated financial statements and notes thereto, which are included elsewhere herein, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The information below is not necessarily indicative of the results of future operations. As used herein, unless the context otherwise indicates, the terms "Company" and "JBSS" refer collectively to John B. Sanfilippo & Son, Inc. and, for all periods commencing on or after May 28, 1992, its wholly owned subsidiaries, including Sunshine Nut Co.,
Inc. ("Sunshine").

                                        Year Ended December 31,
                                        -----------------------

 Statement of Income Data:   1996      1995      1994      1993    1992(1)(2)
                            -------------------------------------------------
                                ($ in thousands, except per share data)

  Net sales                $294,404  $277,741  $208,970  $202,583  $191,373
  Cost of sales             255,204   230,691   177,728   167,403   154,383
                           --------  --------  --------  --------  --------
  Gross profit               39,200    47,050    31,242    35,180    36,990
  Selling and
   administrative expenses   35,410    30,338    25,857    21,762    22,249
                           --------  --------  --------  --------  --------
  Income from operations      3,790    16,712     5,385    13,418    14,741
  Interest expense            9,051     7,673     6,015     4,224     4,395
  Other income                  450       607       889     1,011       373
                           --------  --------  --------  --------  --------
  (Loss) income before
   income taxes              (4,811)    9,646       259    10,205    10,719
  Income tax benefit
   (expense)                  1,820    (3,858      (210)   (4,082)   (4,288)
                           --------  --------  --------  --------  --------
  Net (loss) income        $ (2,991) $  5,788  $     49  $  6,123  $  6,431
                           ========  ========  ========  ========  ========
  Net (loss) income per
   common share            $  (0.33) $   0.63  $   0.00  $   0.74  $   0.95
  Dividends declared per
   common share            $   0.00  $   0.00  $   0.00  $   0.05  $   0.05


                                           As of December 31,

                              1996      1995      1994      1993      1992
                          --------------------------------------------------

Balance Sheet Data:
  Working capital         $ 40,956  $ 58,148  $ 36,418  $ 56,221  $ 27,500
  Total assets             205,352   219,002   199,714   157,011   124,355
  Long-term debt            63,319    74,681    52,804    46,409    34,442
  Total debt                98,310   106,849   106,716    70,926    76,050
  Stockholders' equity      72,620    75,611    68,092    69,247    32,417

_____________________________

(1)	The Company acquired Sunshine effective May 28, 1992, for $4,200.  The acquisition was accounted for as a purchase and, accordingly, the results of operations for the year ended December 31, 1992 include the results of operations of Sunshine from May 28, 1992.

(2)	Certain amounts for the year ended December 31, 1992 have been reclassified to conform to the 1996, 1995, 1994 and 1993 presentations. This reclassification resulted in an increase in cost of sales and a decrease in administrative expenses of $1,465 from the amounts previously reported for the year ended December 31, 1992.
Such reclassification had no effect on net income or retained earnings as previously reported.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------

The statements contained in the following Management's Discussion and Analysis of Financial Condition and Results of Operations which are not historical are "forward looking statements". These forward looking statements, which are generally followed (and therefore identified) by a cross reference to "Factors That May Affect Future Results", represent the Company's present expectations or beliefs concerning future events. The Company cautions that such statements are qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including the factors described below under "Factors That May Affect Future Results". Results actually achieved thus may differ materially from expected results included in these statements.

GENERAL

The Company's business is seasonal. Demand for peanut and other nut products is highest during the months of October through December. Peanuts, pecans, walnuts, almonds and cashews, the Company's principal raw materials, are purchased primarily during the period from August to February and are processed throughout the year. As a result of this seasonality, the Company's personnel and working capital requirements peak during the last four months of the year.

Also, due primarily to the seasonal nature of the Company's business, the Company maintains significant inventories of peanuts, pecans, walnuts, almonds and other nuts at certain times of the year, especially during the first and fourth quarters of each year. Fluctuations in the market prices of such nuts may affect the value of the Company's inventory and thus the Company's profitability. Declines in the market prices for pecans and the resulting reduction in the Company's selling price for pecans have negatively affected the Company's gross profit and gross profit margin generally for the year ended December 31, 1996 and required the Company to record a $2.6 million charge in the third quarter of 1996 to write down the carrying value of its pecan inventory to the lower of cost or market value of such inventory as of September 26, 1996. See "Results of Operations -- 1996 Compared to 1995 -- Gross Profit". The Company was also required to write down the value of its peanut inventory during the third quarter of 1994 due to market conditions. See "Results of Operations -- 1995 Compared to 1994 -- Gross Profit." There can be no assurance that future write-downs of the Company's inventory may not be required from time-to-time because of market price fluctuations, competitive pricing pressures, the effects of various laws or regulations or other factors. See " Factors That May Affect Future Results -- Availability of Raw Materials and Market Price Fluctuations."

At December 31, 1996, the Company's inventories totalled approximately $77.1 million compared to approximately $96.4 million and $89.0 million at December 31, 1995 and 1994, respectively. Inventory levels at December 31, 1996 decreased when compared to December 31, 1995 due to (i) decreases in the Company's total pounds of pecans, walnuts and almonds on hand, (ii) the $2.6 million inventory write-down the Company recorded in the third quarter of 1996 to reflect the significant declines in the market price for pecans, and (iii) an abnormally high pecan inventory at December 31, 1995 as a result of the Company's inability to process pecans during the fourth quarter of 1995 due to the relocation of the pecan shelling facility. See "Factors That May Affect Future Results -- Availability of Raw Materials and Market Price Fluctuations."

The Company's net sales to industrial customers increased both in amount and as a percentage of the Company's total net sales for the period from 1992 through 1996 due primarily to a combination of the continuing increase over that period in Sunshine's net sales and the total percentage thereof that represents sales to industrial customers as well as an overall increase in unit volume sales to industrial customers. In addition, the increase in the Company's processing and shelling capacity created by the Garysburg, North Carolina facility, the Selma, Texas facility and the Gustine, California facility has contributed to the increase in sales to industrial customers both in amount and as a percentage of the Company's total net sales and could result in further such increases. See "Factors that May Affect Future Results -- Sales to Industrial Customers." See "Results of Operations -- 1996 Compared to 1995 -- Net Sales".

In order to enhance consumer awareness of dietary issues associated with the consumption of peanuts and other nut products, the Company has taken steps to educate the consumer about the benefits of nut consumption. The Company has no experience or data that indicates that the growth in the number of health conscious consumers will cause a decline in nut consumption. Also, recently there has been some publicity concerning allergic reactions to peanuts and other nuts. However, the Company has no experience or data that indicates the peanut and other nut related allergies have affected or will affect the Company's business.

RESULTS OF OPERATIONS

The following table sets forth the percentage relationship of certain items to net sales for the periods indicated and the percentage increase or decrease of such items from 1996 to 1995 and from 1995 to 1994:

                   Percentage of Net Sales         Percentage Increase
                   Year Ended December 31,              (Decrease)
                   -----------------------         -------------------
                                                  1996         1995
                                                   vs           vs
                  1996     1995       1994        1995         1994
                  -----------------------------------------------------

Net sales        100.0%   100.0%     100.0%        6.0%        32.9%
Gross profit      13.3     16.9       15.0       (16.7)        50.6
Selling expenses   8.1      7.3        8.2        18.2         18.1
Administrative
 expenses          3.9      3.6        4.2        13.8         15.9
Income from
 operations        1.3      6.0        2.6       (77.3)       210.3

1996 COMPARED TO 1995

NET SALES. Net sales increased from $277.7 million in 1995 to $294.4 million in 1996, an increase of $16.7 million, or 6.0%. The increase in net sales was due primarily to increased unit volume sales to the Company's retail, industrial and food service customers. The increase in net sales to retail customers was due primarily to the additional unit volume sales generated by the Company's Fisher Nut Division, which was acquired by the Company in the fourth quarter of 1995. The increase in unit volume sales to retail customers was partially offset by decreases in net sales to certain retail customers such as Sam's Club. During the first quarter of 1996, the Company was outbid for Sam's Club business, which accounted for approximately $23.4 million of the Company's net sales in 1995. See "-- Gross Profit" and "Factors That May Affect Future Results - Competitive Environment". The increase in net sales to industrial customers was due primarily to additional unit volume sales by Sunshine. Net sales to food
service customers increased due to higher sales to airlines.   In 1996, net
sales to government customers declined, as the Company chose to bid on fewer government contracts.

GROSS PROFIT. Gross profit in 1996 decreased 16.7% to $39.2 million from $47.1 million in 1995. Gross profit margin decreased from 16.9% in 1995 to 13.3% in 1996. This decrease was due primarily to (i) declines in the market price for processed pecan meats throughout 1996 relative to the cost of the Company's pecan inventory, (ii) a $2.6 million write-down of the Company's pecan inventory as of the end of the third quarter of 1996 to reflect the lower of cost or market value of such inventory, and (iii) increases in raw material costs which the Company was unable to offset with increases in selling prices. The Company's gross profit and gross profit margin were also adversely affected by the Company's relocation of its pecan shelling operations from Des Plaines, Illinois to the Company's new pecan shelling facility in Selma, Texas. Although the relocation occurred during the fourth quarter of 1995, the new facility was not fully operational until midway through the first quarter of 1996 and, consequently, the Company was not able to fully absorb the overhead expenses of that facility during the first quarter of 1996.

SELLING AND ADMINISTRATIVE EXPENSES. Selling and administrative expenses as a percentage of net sales increased from 10.9% in 1995 to 12.0% in 1996.
 Selling expenses as a percentage of net sales increased from 7.3% in 1995 to 8.1% in 1996. This increase was due primarily to increased promotional expenses, staffing costs and commissions. Administrative expenses as a percentage of net sales increased from 3.6% in 1995 to 3.9% in 1996. This increase in administrative expenses as a percentage of net sales was due primarily to (i) higher staffing costs, and (ii) amortization expense related to acquisitions.

INCOME FROM OPERATIONS. Due to the factors discussed above, income from operations decreased from $16.7 million in 1995 to $3.8 million in 1996, a decrease of $12.9 million, or 77.3%. As a percentage of net sales, operating income decreased from 6.0% in 1995 to 1.3% in 1996.

INTEREST EXPENSE. Interest expense increased from $7.7 million in 1995 to $9.1 million in 1996, an increase of $1.4 million or 18.0%. This increase was due primarily to a higher average level of borrowings due to working capital requirements for the first three quarters of 1996, capital expenditures and the impact of the net loss for 1996.

INCOME TAXES. The Company recorded an income tax benefit of approximately $1.8 million, or 37.8% of the loss before income taxes. See Note 3 to the Consolidated Financial Statements.


1995 COMPATED TO 1994

NET SALES. Net sales increased from $209.0 million in 1994 to $277.7 million in 1995, an increase of approximately $68.8 million, or 32.9%. The increase in net sales was due primarily to increased unit volume sales to the Company's retail, industrial, contract manufacturing and export customers. Generally higher selling prices for certain of the Company's products during the first two quarters of 1995 also contributed to the increase in net sales. The increase in net sales to retail customers was due primarily to (i) sales of approximately $29.3 million to Preferred Products, Inc. ("PPI", a wholly owned subsidiary of Supervalu, Inc.), which were generated primarily under the long-term supply contract entered into between the Company and PPI in the first quarter of 1995 (the "PPI Contract"), and (ii) an increase in net sales to Sam's Club from approximately $11.7 million in 1994 to approximately $23.4 million in 1995. In 1995, net sales to government customers declined, as the Company chose to bid on fewer government contracts, and net sales to food service customers remained relatively unchanged compared to 1994. The Company was outbid for Sam's Club business during the first quarter of 1996.

GROSS PROFIT. Gross profit in 1995 increased 50.6% to $47.1 million from $31.2 million in 1994. Gross profit margin increased from 15.0% in 1994 to 16.9% in 1995. Although these increases appear significant, the gross profit and gross profit margin for 1994 were unusually low due primarily to the 1994 third quarter write-down of the Company's peanut inventory by approximately $2.0 million, the underutilization of manufacturing capacity added through the acquisition and renovation of facilities in 1994 and 1993, and approximately $1.5 million in costs incurred by the Company to comply with new Federal nutritional labeling requirements that became effective in 1994. The primary factors contributing to the increase in gross profit and gross profit margin were (i) the absence of any such write-down or new labeling requirements in 1995, (ii) the Company's ability to spread manufacturing costs over a larger revenue base, and (iii) the effect of a change in the Company's customer mix, as sales to retail customers (which are generally at higher margins) comprised a higher percentage, and sales to industrial, food service and government customers (which are generally at lower margins) comprised a lower percentage, of the Company's total net sales for 1995 compared to 1994. Generally higher selling prices for certain of the Company's products during the first two quarters of 1995 also contributed to the increases in gross profit and gross profit margin. See "Factors that May Affect Future Results -- Growth Initiatives."

SELLING AND ADMINISTRATIVE EXPENSES. Selling and administrative expenses as a percentage of net sales decreased from 12.4% in 1994 to 10.9% in 1995.
 Selling expenses as a percentage of net sales decreased from 8.2% in 1994 to 7.3% in 1995. Administrative expenses as a percentage of net sales decreased from 4.2% in 1994 to 3.6% in 1995. These decreases were due primarily to the higher sales volume in 1995 compared to 1994.

INCOME FROM OPERATIONS. Due to the factors discussed above, income from operations increased from $5.4 million in 1994 to $16.7 million in 1995, an increase of $11.3 million, or 210.3%. As a percentage of net sales, operating income increased from 2.6% in 1994 to 6.0% in 1995.

INTEREST EXPENSE. Interest expense increased from $6.0 million in 1994 to $7.7 million in 1995, an increase of $1.7 million, or 27.6%. The increase in interest expense for 1995 was due primarily to a higher average level of borrowings during 1995 compared to 1994, as the Company financed certain additional capital expenditures and its investment in inventory related to its increased production capacity. Increases in the floating interest rate applicable to borrowings under the working capital revolving loan component of the Company's Prior Bank Credit Facility (as defined below) also contributed to the increase in interest expense. The floating rate increased as a result of increases generally in market rates of interest (such as LIBOR and the prime rate) on which such interest rate is based, and an increase in the interest rate applicable to the working capital revolving loan component of the Prior Bank Credit Facility resulting from certain amendments to the Bank Credit Facility in September of 1994. See "Liquidity and Capital Resources" and Note 7 to the Consolidated Financial Statements.

INCOME TAXES. Income tax expense in 1995 was $3.9 million, or 40.0% of income before income taxes. See Note 3 to the Consolidated Financial Statements.


LIQUIDITY AND CAPITAL RESOURCES

GENERAL

During 1996, the Company continued to finance its activities through (a) an unsecured bank credit facility (the "Bank Credit Facility") which was entered into on March 27, 1996, (b) an unsecured bank credit facility (the "Prior Bank Credit Facility") which was replaced by the Bank Credit Facility on March 27, 1996, (c) $35.0 million (net of principal repayments made in accordance with the amortization schedule described below) borrowed under an unsecured long-term financing facility originally entered into in 1992 (the "Long-Term Financing Facility"), and (d) $25.0 million borrowed under an unsecured long-term financing arrangement entered into in 1995 (the "Additional Long-Term Financing"). As is more fully discussed in "-- Financing Arrangements", on January 24, 1997, the Company granted perfected security interests in, and liens on, substantially all of the Company's assets to secure the Company's obligations under the Bank Credit Facility, the Long-Term Financing Facility and the Additional Long-Term Financing.

Net cash provided by operating activities was $20.5 in 1996 compared to $14.0 in 1995 and net cash used in operating activities of $3.0 million in 1994. The largest components of net cash provided by operating activities in 1996 were a reduction of inventories of approximately $19.3 million and
depreciation and amortization of approximately $8.6 million.   Net cash
used in financing activities was approximately $10.1 million in 1996, as the Company repaid approximately $3.8 million of long-term debt in 1996 (compared to $3.6 million in 1995) and short-term borrowings decreased by $6.3 million (compared to $21.7 million in 1995, due to repayments thereof made with the net proceeds obtained under the Additional Long-Term Financing).


FINANCING ARRANGEMENTS

The Bank Credit Facility is comprised of (i) a working capital revolving loan which (as described below, depending on the time of year) provides for working capital financing of up to approximately $51.7 million, in the aggregate, and matures on March 27, 1998, and (ii) an $8.3 million letter of credit (the "IDB Letter of Credit") to secure the industrial development bonds described below which matures on June 1, 1997. Borrowings under the working capital revolving loan accrue interest at a rate (the weighted average of which was 6.85% at December 31, 1996) determined pursuant to a formula based on the agent bank's quoted rate, the Federal Funds Rate and the Eurodollar Interbank Rate. The aggregate amount outstanding under the Bank Credit Facility, as amended, is limited to specified amounts which vary, because of the seasonal nature of the Company's business, from $60.0 million during January through March, to $50.0 million during April through May, to $40.0 million during June through September, and to $50.0 million during October through December. Of the total $35.0 million of borrowings under the Long-Term Financing Facility, $25.0 million matures on August 15, 2004, bears interest at rates ranging from 7.34% to 9.18% per annum payable quarterly, and requires equal semi-annual principal installments based on a ten-year amortization schedule. The remaining $10.0 million of this indebtedness matures on May 15, 2006, bears interest at the rate of 9.16% per annum payable quarterly, and requires equal semi-annual principal installments based on a ten-year amortization schedule. As described in more detail below, the interest rates for all borrowings under the Long-Term Financing Facility reflect an increase of 0.85% effective January 1, 1997, due to the Company not meeting the required ratio of (a) net income plus interest expense to (b) senior funded debt for the year ended December 31, 1996. As of December 31, 1996, there was approximately $29.5 million outstanding under the Long-Term Financing Facility. The Additional Long-Term Financing has a maturity date of September 1, 2005 and (i) as to $10.0 million of the principal amount thereof, bears interest at an annual rate of 8.3% payable semiannually and, beginning on September 1, 1999, requires annual principal payments of approximately $1.4 million each through maturity, and (ii) as to the other $15.0 million of the principal amount thereof, bears interest at an annual rate of 9.38% payable semiannually and requires principal payments of $5.0 million each on September 1, 2003 and September 1, 2004, with a final payment of $5.0 million at maturity on September 1, 2005. As described below, on January 24, 1997, the Company granted (a) a first priority perfected security interest in, and lien on, substantially all the Company's assets to secure the Company's obligations under the Bank Credit Facility, the Long-Term Financing Facility and the senior portion of the Additional Long-Term Financing and (b) a junior security interest in the Company's assets to secure the obligations under the subordinated portion of the Additional Long-Term Financing.

On January 24, 1997, the Bank Credit Facility, the Long-Term Financing Facility and the Additional Long-Term Financing were each required to be amended in order to secure waivers from the Company's lenders of violations (described in more detail below) by The Company of certain covenants under its financing arrangements. The Bank Credit Facility was amended to, among other things; (i) convert the fixed charge coverage ratio covenant from a most recent four quarter calculation to an individual quarter calculation, beginning with the calendar quarter ended December 31, 1996 and continuing for each of the next four calendar quarters; (ii) decrease the annual capital expenditure limitation to $7.2 million from $10.0 million in 1997; and (iii) increase the aggregate amount outstanding limitation under the Bank Credit Facility's "clean down covenant" to $40.0 million from $25.0 million for the period from August 1, 1997 through September 30, 1997. The Long-Term Financing Facility was amended to, among other things, modify existing financial covenants to conform to those contained in the Bank Credit Facility, as amended. The Additional Long-Term Financing was amended, to among other things; (i) replace the fixed charge coverage ratio covenant for the fiscal quarters ending December, 1996 through June, 1997 with specified minimum levels of consolidated operating income and maximum levels of interest expense for each quarter; and (ii) reduce the required fixed charge ratio for the quarter ending September 25, 1997.

The terms of the Company's financing facilities, as amended, include certain restrictive covenants that, among other things, (i) require the Company to maintain specified financial ratios, (ii) limit the amount of the Company's capital expenditures in 1996 to $8.2 million (excluding certain expenditures related to the Fisher Nut business), in 1997 to $7.2 million and $10.0 million thereafter, and (iii) require that Jasper B. Sanfilippo (the Company's Chairman of the Board and Chief Executive Officer) and Mathias A. Valentine (a director and the Company's President) together with their respective immediate family members and certain trusts created for the benefit of their respective sons and daughters, continue to own shares representing the right to elect a majority of the directors of the Company. In addition, (i) the Bank Credit Facility and the Long-Term Financing Facility limit the Company's payment of dividends to a cumulative amount not to exceed 25% of the Company's cumulative net income from and after January 1, 1996, (ii) the Additional Long-Term Financing limits cumulative dividends to the sum of (a) 50% of the Company's cumulative net income (or minus 100% of the Company's cumulative net loss) from and after January 1, 1995 to the date the dividend is declared, (b) the cumulative amount of the net proceeds received by the Company during the same period from any sale of its capital stock, and (c) $5.0 million, and (iii) the Bank Credit Facility and the Long-Term Financing Facility prohibit the Company from spending more than $1.0 million to redeem shares of capital stock.

In 1995, the Company was in violation of the capital expenditure limitation covenant under the Prior Bank Credit Facility and the Long-Term Financing Facility. In March 1996, the banks waived the noncompliance with this covenant during 1995. In February 1996, the Long-Term Financing Facility was amended to increase the capital expenditure limitation for 1995.
As of the end of the second quarter of 1996, the Company was not in compliance with the fixed charge coverage ratio covenant under the Bank Credit Facility and the Additional Long-Term Financing. In addition, on August 1, 1996, the Company violated the "clean down covenant" under the Bank Credit Facility, which required that the aggregate amount outstanding under the Bank Credit Facility from August 1 through September 30 of each year not to exceed $25.0 million. As of August 1, 1996, the Company's aggregate borrowings under the Bank Credit Facility totalled approximately $35.0 million. On September 9, 1996, the Company entered into Amendment No. 1 and Waiver to Credit Agreement ("Amendment No. 1") under the Bank Credit Facility. Amendment No. 1 waived the Company's failure to comply with the fixed charge coverage ratio covenant for the quarter ended June 27, 1996. Amendment No. 1 also amended the Bank Credit Facility's "clean down covenant" to increase the aggregate amount of indebtedness permitted to be outstanding under the Bank Credit Facility from August 1, 1996 through September 30, 1996 from $25.0 million to $40.0 million. Amendment No. 1 also, among other things, (a) reduced the capital expenditure limitation (excluding expenditures related to the Fisher Nut business) to $8.2 million from $10.0 million for 1996, and (b) increased the interest rate under the Bank Credit Facility by 0.50%. The Company also received from its lender under (i) the Additional Long-Term Financing, a waiver of the above described fixed charge coverage ratio violation and any cross-default under the Additional Long-Term Financing caused by the above described violations under the Bank Credit Facility, and (ii) the Long-Term Financing Facility, a waiver of the cross-default under that facility caused by the above described violation under the Bank Credit Facility and the Additional Long-Term Financing.

As of the end of the third quarter of 1996, the Company was not in compliance with the fixed charge coverage ratio covenants under the Bank Credit Facility, the Long-Term Financing Facility and the Additional Long-Term Financing. On October 30, 1996, the Company entered into Amendment No. 2 and Waiver to Credit Agreement ("Agreement No. 2") under the Bank Credit Facility. Amendment No. 2 required the Company to amend the Bank Credit Facility to, among other things: (i) convert the fixed charge coverage ratio covenant from a most recent four quarter calculation to an individual quarter calculation, beginning with the calendar quarter ended December 31, 1996 and continuing for each of the next four calendar quarters; (ii) decrease the annual capital expenditure limitation to $7.2 million from $10.0 million for 1997; (iii) increase the aggregate amount outstanding limitation under the Bank Credit Facility's "clean down covenant" to $40.0 million from $25.0 million for the period from August 1, 1997 through September 30, 1997; and (iv) grant security interests in and liens on substantially all of the Company's assets to secure the obligations under the Company's financing arrangements. On January 24, 1997, the Company entered into Amendment No. 3 to Credit Agreement ("Agreement No. 3") under the Bank Credit Facility. Amendment No. 3, among other things, fulfilled the above described requirements of Amendment No.
2. The Company also received from the lender under (i) the Additional Long-Term Financing, a waiver of the above described fixed charge coverage ratio violation and any cross-default under the Additional Long-Term Financing caused by violations under the Bank Credit Facility and the Long-Term Financing Facility and (ii) the Long-Term Financing Facility, a waiver of the above described fixed charge coverage ratio violation and any cross-default under the Long-Term Financing Facility caused by violations under the Bank Credit Facility and the Additional Long-Term Financing. The Company is in compliance with all restrictive covenants under its financing arrangements at December 31, 1996.

The Company has $8.0 million in aggregate principal amount of industrial development bonds outstanding which was used to finance the acquisition, construction and equipping of the Company's Bainbridge, Georgia facility. The bonds bear interest payable semi-annually at 6% through May 1997 and at a market rate to be determined thereafter. On June 1, 1997, and on each subsequent interest reset date for the bonds, the Company is required to redeem the bonds at face value plus any accrued and unpaid interest, unless a bondholder elects to retain his or her bonds. Any bonds redeemed by the Company at the demand of a bondholder on the reset date are required to be re-marketed by the underwriter of the bonds on a "best efforts" basis. Funds for the redemption of bonds on the demand of any bondholder are required to be obtained from the following sources in the following order of priority: (i) funds supplied by the Company for redemption; (ii) proceeds from the remarketing of the bonds; (iii) proceeds from a drawing under the IDB Letter of Credit; or (iv) in the event funds from the foregoing sources are insufficient, a mandatory payment by the Company. Drawings under the IDB Letter of Credit to redeem bonds on the demand of any bondholder are payable in full by the Company upon demand of the lenders under the Bank Credit Facility. In addition, the Company is required to redeem the bonds in varying annual installments, ranging from $170,000 to $780,000, beginning in 1998 and continuing through 2017. The Company is also required to redeem the bonds in certain other circumstances; for example, within 180 days after any determination that interest on the bonds is taxable. The Company has the option, subject to certain conditions, to redeem the bonds at face value plus accrued interest, if any.


SIGNIFICANT ACQUISITIONS AND CAPITAL EXPENDITURES

The Company completed the first step of the acquisition of certain assets, and the assumption of certain liabilities, of the Fisher Nut business from The Procter & Gamble Company and its affiliates (the "Fisher Transaction") on November 6, 1995 and the final step on January 10, 1996. The Fisher Transaction was divided into several parts, with the Company acquiring: (i) the Fisher trademarks, brand names, product formulas and other intellectual and proprietary property for $5.0 million, paid at closing; (ii) certain specified items of machinery and equipment for approximately $1.3 million, payable pursuant to a promissory note dated January 10, 1996 (secured by such machinery and equipment) bearing interest at an annual rate of 8.5% and requiring eight equal quarterly installments of principal (plus accrued interest) commencing in June 1996; (iii) certain of the raw material and finished goods inventories of the Fisher Nut business for approximately $15.8 million, payable monthly, in cash, in amounts based on the amount of such inventories actually used by the Company during each month with a final payment of the balance, if any, of the purchase price on March 31, 1996; and (iv) substantially all of the packaging materials of the Fisher Nut business for approximately $1.1 million, payable monthly, in cash, in amounts based on the amount of such materials actually used by the Company during each month with a final payment of the balance, if any, of the purchase price on November 6, 1996.

In addition, the Company spent a total of $58.7 million in capital expenditures over the past four fiscal years in connection with the following projects: (i) approximately $9.2 million ($1.3 million in 1994 and $7.9 million in 1993) as the total cost of constructing and equipping its inshell peanut processing facility in Garysburg, North Carolina; (ii) approximately $11.2 million ($8.0 million in 1994 and $3.2 million in 1993) as the total cost of renovating, installing a new almond processing line and moving Sunshine's operations to the Company's processing facility in Selma Texas; (iii) approximately $11.9 million ($8.4 million in 1994 and $3.5 million in 1993) as the total cost of acquiring the walnut shelling processing and marketing operations and facilities of Crane Walnut Orchards and constructing certain improvements at and renovations to the Crane facility; (iv) approximately $2.8 million ($2.3 million in 1994 and $0.5 million in 1993) as the total cost to construct a 60,000 square foot addition to the Company's Busse Road facility; (v) approximately $3.1 million in 1994 as the total cost to construct certain improvements at the Company's peanut shelling facility in Bainbridge, Georgia; (vi) approximately $9.4 million ($1.8 million in 1995 and $7.6 million in 1994) as the total cost to acquire, renovate and equip the Company's processing facility in Arlington Heights, Illinois; and (vii) approximately $11.1 million ($2.7 million in 1996, $4.5 million in 1995 and $3.9 million in 1994) as the total cost to move the Company's existing Des Plaines, Illinois pecan processing operations to the Selma, Texas facility. In addition to the above listed expenditures, the Company spent approximately $3.4 million in 1996 for capital expenditures related to the Fisher Nut business. With the exception of the purchase price for the Arlington Heights facility (which was fully financed with the proceeds of a $2.5 million first mortgage loan) and approximately $1.3 million for the 1996 Fisher related expenditures (which was financed through a promissory note) all of the foregoing capital expenditures were funded with proceeds borrowed under a combination of the Bank Credit Facility, the Prior Bank Credit Facility and the Long-Term Financing Facility. Because the Company applied its borrowings under the Additional Long-Term Financing Facility in September 1995 to the partial repayment of the amount of indebtedness then outstanding under the Prior Bank Credit Facility, substantially all of the foregoing capital expenditures were financed through long-term borrowings.

STOCK REPURCHASE

On February 25, 1994, the Company's Board of Directors authorized the purchase from time to time of up to an aggregate of 500,000 shares of Common Stock. Pursuant to such authorization, the Company repurchased 117,900 shares of Common Stock at an aggregate price of $1.2 million during 1994. Repurchased shares may be reissued to fulfill stock option exercises under the Company's stock option plans or to finance future acquisitions. The Company did not make any stock repurchases during 1996 and 1995.

CAPITAL RESOURCES

As of March 14, 1997, the Company had approximately $18.5 million of available credit under the Bank Credit Facility. The Company currently expects to spend up to a total of $7.2 million in 1997 to purchase certain processing and other machinery and equipment. The Company believes that cash flow from operations and funds available under the Bank Credit Facility will be sufficient to meet working capital requirements and anticipated capital expenditures for 1997. See "Factors That May Affect Future Results -- Growth Initiatives".


FACTORS THAT MAY AFFECT FUTURE RESULTS

GROWTH INITIATIVES

Over the past four years, the Company has substantially increased its shelling, processing and manufacturing capacity by a combination of strategic acquisitions and improvements and expansions of its facilities. The Company has increased its borrowings to finance these acquisitions, improvements and expansions, as well as its increased costs of operations and increased investments in inventory related to the resulting increased production capacity. Underutilization of its increased production capacity has had a negative impact on the Company's gross profit and gross profit margin. Until such time as the Company is able to more fully utilize its increased production capacity through further increases in its sales volume, the Company's results of operations may continue to be adversely affected. Furthermore, although the Company believes that cash flow from operations and funds available under its credit facilities (assuming the Company maintains compliance with its covenants under its financing arrangements) will be sufficient to meet the Company's working capital requirements and anticipated capital expenditures for 1997, there can be no assurance that such cash flow and credit availability will be sufficient to meet future capital requirements or that the Company will remain in compliance with such covenants. The Company strives to update and improve its management information systems to ensure their adequacy. Although the Company believes that its management information systems currently provide the Company with the information necessary to manage its businesses, there can be no assurance that the Company's management information systems will meet the Company's future requirements. See "Liquidity and Capital Resources -- Financing Arrangements" and "Liquidity and Capital Resources -
- Capital Resources."

AVAILABILITY OF RAW MATERIALS AND MARKET PRICE FLUCTUATIONS

The availability and cost of raw materials for the production of the Company's products, including peanuts, pecans, other nuts, dried fruit and chocolate, are subject to crop size and yield fluctuations caused by factors beyond the Company's control, such as weather conditions and plant diseases. Additionally, the supply of edible nuts and other raw materials used in the Company's products could be reduced upon any determination by the United States Department of Agriculture or other government agency that certain pesticides, herbicides or other chemicals used by growers have left harmful residues on portions of the crop or that the crop has been contaminated by aflatoxin or other agents. Shortages in the supply of and increases in the prices of nuts and other raw materials used by the Company in its products could have an adverse impact on the Company's profitability. Furthermore, fluctuations in the market prices of nuts, dried fruit or chocolate may affect the value of the Company's inventory and the Company's profitability. For example, during the third quarter of 1996 the Company was required to record a $2.6 million charge against its earnings to reflect the impact of a lower of cost or market adjustment of its pecan inventory. The Company was also required to write down its peanut inventory in the third quarter of 1994 to reflect declines in the market price of peanuts. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Results of Operations". The Company has a significant inventory of nuts, dried fruit and chocolate that would be adversely affected by any decrease in the market price of such raw materials. See "General."

COMPETITIVE ENVIRONMENT

The Company operates in a highly competitive environment. The Company's principal products compete against food and snack products manufactured and sold by numerous regional and national companies, some of which are substantially larger and have greater resources than JBSS, such as Planters Lifesavers Company (a subsidiary of RJR Nabisco, Inc.). JBSS also competes with other shellers in the industrial market and with regional processors in the retail and wholesale markets. In order to maintain or increase its market share, the Company must continue to price its products competitively, which may lower revenue per unit and cause declines in gross margin, if the Company is unable to increase unit volumes as well as reduce its costs.

SALES TO INDUSTRIAL CUSTOMERS

The increase in the Company's processing and shelling capacity created by its facility construction and expansion programs over the past four years and increased sales by Sunshine may result in further increases in net sales to industrial customers, both in amount and as a percentage of the Company's total sales. Because sales to industrial customers are generally made at lower margins than sales to other customers, increases in such sales may adversely affect the Company's profit margins.

FIXED PRICE COMMITMENTS

From time to time, the Company enters into fixed price commitments with its customers. However, such commitments typically represent 10% or less of the Company's annual net sales and are normally only entered into after the Company's cost to acquire the nut products necessary to satisfy the fixed price commitment is substantially fixed. The Company will continue to enter into fixed price commitments in respect to certain of its nut products prior to fixing its acquisition cost when, in management's judgment, market or crop harvest conditions so warrant. To the extent the Company does so, these fixed price commitments may result in losses. Historically, however, such losses have generally been offset by gains on other fixed price commitments. However, there can be no assurance that losses from fixed price commitments may not have a material adverse effect on the Company's results of operations.

FEDERAL REGULATION OF PEANUT PRICES, QUOTAS AND POUNDAGE ALLOTMENTS

Approximately 50% of the total pounds of products processed by the Company during 1996, 1995, and 1994 were peanuts, peanut butter and other products containing peanuts. The Company purchases a majority of its peanut requirements directly from growers and obtains its remaining requirements from other shellers. The supply of peanuts is subject to federal regulations which restrict peanut imports and the tonnage of peanuts farmers may market domestically. These regulations create market conditions which may not be indicative of conditions that would prevail if the federal program were eliminated. The 1996 Farm Bill extended the federal support and subsidy programs for peanuts for seven years. The federal price support for peanuts is $610 per ton.

The North American Free Trade Agreement ("NAFTA"), effective January 1, 1994, committed the United States, Mexico and Canada to the elimination of quantitative restrictions and tariffs on the cross-border movement of industrial and agricultural products. Under NAFTA, United States import restrictions on Mexican shelled and inshell peanuts are replaced by a tariff rate quota, initially set at 3,377 tons, which will grow by a 3% compound rate over a 15-year transition period. In-quota shipments enter the U.S. duty-free, while above-quota imports from Mexico face tariff rates equivalent to approximately 120% on shelled and 185% on inshell peanuts. The tariff rates are being phased out at a rate of 15% per year in each of the years 1994 through 1999, with the remaining tariff rate to be phased out in equal installments over the years 2000 through 2008.

The Uruguay Round Agreement of the General Agreement on Trade and Tariffs ("GATT") took effect on July 1, 1995. Under GATT, the United States must allow peanut imports to grow to 5% of domestic consumption within six years. Import quotas on peanuts have been replaced by high ad valorem tariffs, which must be reduced 15% annually. The United States may limit imports of peanut butter, but must establish a tariff rate quota for peanut butter imports based on 1993 import levels. Peanut butter imports above the quota will be subject to an over-quota ad valorem tariff, which will be reduced by 15% annually.

Although NAFTA and GATT do not directly affect the federal peanut program, the federal government may, in future legislative initiatives, reconsider the federal peanut program in light of these agreements. The Company does not believe that NAFTA and GATT have had a material impact on the Company's business or will have a material impact on the Company's business in the near term.

Changes in the federal peanut program could significantly affect the supply of, and price for, peanuts. While JBSS has successfully operated in a market shaped by the federal peanut program for many years, JBSS believes that it could adapt to a market without federal regulation. However, JBSS has no experience in operating in such a peanut market, and no assurances can be given that the elimination or modification of the federal peanut program would not adversely affect JBSS's business. Future changes in import quota limitations or the quota support price for peanuts at a time when the Company is maintaining a significant inventory of peanuts or has significant outstanding purchase commitments could adversely affect the Company's business by lowering the market value of the peanuts in its inventory or the peanuts which it is committed to buy. While the Company believes that its ability to use its raw peanut inventories in its own processing operations gives it greater protection against these changes than is possessed by certain competitors whose operations are limited to either shelling or processing, no assurances can be given that future changes in, or the elimination of, the federal peanut program or import quotas will not adversely affect the Company's business.

REPORT OF MANAGEMENT

The management of John B. Sanfilippo & Son, Inc. has prepared and is responsible for the integrity of the information presented in this Annual Report, including the Company's financial statements. These statements have been prepared in conformity with generally accepted accounting principles and include, where necessary, informed estimates and judgments by management.

The Company maintains systems of accounting and internal controls designed to provide assurance that assets are properly accounted for, as well as to ensure that the financial records are reliable for preparing financial statements. The systems are augmented by qualified personnel and are reviewed on a periodic basis.

Our independent auditors, Price Waterhouse LLP, conduct annual audits of our financial statements in accordance with generally accepted auditing standards which include the review of internal controls for the purpose of establishing audit scope, and issue an opinion on the fairness of such financial statements.

The Company has an Audit Committee that meets periodically with management and the independent auditors to review the manner in which they are performing their responsibilities and to discuss auditing, internal accounting controls, and financial reporting matters. The independent auditors periodically meet alone with the Audit Committee and have free access to the Audit Committee at any time.

/s/ Gary P. Jensen
------------------
Gary P. Jensen
Executive Vice President, Finance
& Chief Financial Officer



REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
and Stockholders of
John B. Sanfilippo & Son, Inc.


In our opinion, the accompanying consolidated balance sheets, and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of John B. Sanfilippo & Son, Inc. and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP
------------------------
PRICE WATERHOUSE LLP

Chicago, Illinois
February 13, 1997



JOHN B. SANFILIPPO & SON, INC.
CONSOLIDATED BALANCE SHEETS

December 31, 1996 and December 31, 1995
(dollars in thousands)

                                                       1996            1995
                                                   --------        --------
ASSETS
CURRENT ASSETS:
     Cash                                          $    602        $    408
     Accounts receivable, including affiliate
      receivables of $170 and $237, respectively,
      less allowance for doubtful accounts of
      $676 and $434, respectively (Notes 6 and 10)   27,386          27,789
     Inventories (Notes 1, 4 and 10)                 77,105          96,360
     Stockholder note receivable (Notes 6 and 10)        --             354
     Deferred income taxes (Note 3)                   1,056             762
     Income taxes receivable (Note 3)                 2,209              --
     Prepaid expenses and other current assets          824 	        682
                                                   --------        --------
     TOTAL CURRENT ASSETS                           109,182         126,355
                                                   --------        --------
PROPERTIES (Notes 1, 8 and 10):

     Buildings                                       55,259          47,831
     Machinery and equipment                         64,353          52,825
     Furniture and leasehold improvements             4,940           4,813
     Vehicles                                         4,057           3,494
     Construction in progress                            --           8,977
                                                   --------        --------
                                                    128,609         117,940
     Less: Accumulated depreciation                  50,000          42,854
                                                   --------        --------
                                                     78,609          75,086
     Land                                             1,945           1,945
                                                   --------        --------
                                                     80,554          77,031
                                                   --------        --------
OTHER ASSETS:

     Goodwill and other intangibles (Note 1)          9,128           9,450
     Miscellaneous                                    6,488           6,166
                                                   --------        --------
                                                     15,616          15,616
                                                   --------        --------
                                                   $205,352        $219,002
                                                   ========        ========

The accompanying notes are an integral part of these financial statements.


JOHN B. SANFILIPPO & SON, INC.
CONSOLIDATED BALANCE SHEETS

December 31, 1996 and December 31, 1995
(dollars in thousands, except per share amounts)


                                                       1996            1995
                                                   --------        --------

LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
     Notes payable (Note 7)                        $ 22,294        $ 28,582
     Current maturities of long-term debt (Note 8)   12,697           3,586
     Accounts payable, including affiliate
      payables of $538 and $1,071 (Notes 6 and 10)   23,843          26,727
     Accrued expenses                                 9,392           8,668
     Income taxes payable (Note 3)                       --             644
                                                   --------        --------
     TOTAL CURRENT LIABILITIES                       68,226          68,207
                                                   --------        --------
LONG-TERM LIABILITIES
     Long-term debt (Note 8)                         63,319          74,681
     Deferred income taxes (Note 3)                   1,187             503
                                                   --------        --------
                                                     64,506          75,184
                                                   --------        --------

STOCKHOLDERS' EQUITY (Notes 2 and 11):
     Preferred Stock, $.01 par value; 500,000
      shares authorized, none issued or
      outstanding                                        --              --
     Class A Common Stock, cumulative voting
      rights of ten votes per share, $.01 par
      value; 10,000,000 shares authorized,
      3,687,426 shares issued and outstanding            37              37
     Common Stock, noncumulative voting rights
      of one vote per share, $.01 par value;
      10,000,000 shares authorized, 5,578,140
      shares issued and outstanding                      56              56
     Capital in excess of par value                  57,191          57,191
     Retained earnings                               16,540          19,531
     Treasury stock, at cost                         (1,204)         (1,204)
                                                   --------        --------
                                                     72,620          75,611
                                                   --------        --------
COMMITMENTS (Notes 7, 8, 9, and 12)

                                                   $205,352        $219,002
                                                   ========        ========


The accompanying notes are an integral part of these financial statements.


JOHN B. SANFILIPPO & SON, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 1996, 1995 and 1994
(dollars in thousands, except for earnings per share)



                                                 Year Ended December 31,
                                           ---------------------------------
                                               1996         1995        1994
                                           --------     --------    --------
Net sales                                  $294,404     $277,741    $208,970
Cost of sales                               255,204      230,691     177,728
                                           --------     --------    --------
Gross profit                                 39,200       47,050      31,242
                                           --------     --------    --------
Selling expenses                             23,909       20,231      17,137
Administrative expenses                      11,501       10,107       8,720
                                           --------     --------    --------
                                             35,410       30,338      25,857
                                           --------     --------    --------
Income from operations                        3,790       16,712       5,385
                                           --------     --------    --------
Other income (expense):
  Interest expense ($899, $936 and
   $985 to affiliates)(Note 8)               (9,051)      (7,673)     (6,015)
  Interest income ($7, $135 and $579
   from affiliates)(Notes 5, 6 and 10)           27          188         673
  Gain (loss) on disposition of properties       12           26         (40)
  Rental income (Notes 8 and 10)                411          393         256
                                           --------     --------    --------
                                             (8,601)      (7,066)     (5,126)
                                           --------     --------    --------
(Loss) income before income taxes            (4,811)       9,646         259
Income tax benefit (expense) (Note 3)         1,820       (3,858)       (210)
                                           --------     --------    --------
Net (loss) income                          $ (2,991)    $  5,788    $     49
                                           ========     ========    ========
(Loss) earnings per common share           $  (0.33)    $   0.63    $   0.00
                                           ========     ========    ========
Weighted average shares outstanding       9,147,666    9,070,000   8,990,946
                                          =========    =========   =========

The accompanying notes are an integral part of these financial statements.



JOHN B. SANFILIPPO & SON, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the years ended December 31, 1996, 1995 and 1994
(dollars in thousands, except per share amounts)




                            Class A        Capital in
                            Common  Common Excess of  Retained Treasury
                            Stock   Stock  Par Value  Earnings Stock    Total
                            ---------------------------------------------------

Balance, December 31, 1993
 (Note 2)                   $    37 $   54 $   55,462 $ 13,694 $     -- $69,247
Net income                       --     --         --       49       --      49
Repurchase of 117,900
 shares of Common Stock
 (Note 2)                        --     --         --       --  (1,204)  (1,204)
                            ------- ------ ---------- -------- -------- -------
Balance, December 31, 1994
 (Note 2)                        37     54     55,462   13,743  (1,204)  68,092
Net income                       --     --         --    5,788      --    5,788
Issuance of 185,990 shares
 of Common Stock (Note 2)        --      2      1,729       --      --    1,731
                            ------- ------ ---------- -------- -------- -------
Balance, December 31, 1995
 (Note 2)                        37     56     57,191   19,531  (1,204)  75,611
Net loss                         --     --         --   (2,991)     --   (2,991)
                            ------- ------ ---------- -------- -------- -------
Balance, December 31, 1996
 (Note 2)                   $    37 $   56 $   57,191 $ 16,540 $(1,204) $72,620
                            ======= ====== ========== ======== ======== =======

The accompanying notes are an integral part of these financial statements.



JOHN B. SANFILIPPO & SON, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 1996, 1995 and 1994
(dollars in thousands)

                                            1996       1995        1994
                                        --------   --------    --------

Cash flows from operating activities:
  Net income                            $ (2,991)  $  5,788    $     49
  Adjustments:
    Depreciation and amortization          8,629      7,551       6,006
    (Gain)loss on disposition of
     properties                               (8)       (26)         40
    Deferred income taxes                    390        621        (160)
  Change in current assets and
   current liabilities:
    Accounts receivable, net                 403     (5,165)     (2,939)
    Inventories                           19,255     (7,345)    (14,308)
    Prepaid expenses and other
     current assets                         (142)     1,455        (231)
    Accounts payable                      (2,884)     7,124       7,509
    Accrued expenses                         724      3,365       2,231
    Income taxes receivable/payable       (2,853)       644      (1,218)
                                        --------   --------    --------
  Net cash provided by (used in)
   operating activities                   20,523     14,012      (3,021)
Cash flows from investing activities:
  Acquisition of properties               (9,198)   (13,517)    (30,884)
  Proceeds from disposition of properties     13         50          31
  Stockholder note receivable                354        200         200
  Purchase of Fisher Nut business             --     (5,779)         --
  Note receivable from affiliate,
   net of repayments                          --      5,790         146
  Other                                   (1,437)    (3,268)       (682)
                                        --------   --------    --------
  Net cash used in investing activities  (10,268)   (16,524)    (31,189)
                                        --------   --------    --------
Cash flows from financing activities:
  Borrowings on notes payable             76,739     87,359     108,358
  Repayments on notes payable            (83,028)  (109,073)    (81,257)
  Principal payments on long-term debt    (3,772)    (3,591)     (1,321)
  Proceeds from issuance of long-term debt    --     27,500      10,010
  Payments to acquire treasury stock          --         --      (1,204)
  Proceeds from issuance of Common Stock      --        210          --
  Dividends paid                              --         --        (454)
                                        --------   --------    --------
  Net cash (used in) provided by
   financing activities                  (10,061)     2,405      34,132
                                        --------   --------    --------
Net increase (decrease) in cash              194       (107)        (78)
Cash:
  Beginning of year                          408        515         593
                                        --------   --------    --------
  End of year                           $    602   $    408    $    515
                                        --------   --------    --------


Supplemental disclosures of cash
 flow information:
  Interest paid                         $  8,785   $  7,229    $  5,747
  Taxes paid                               1,187      2,959       2,078
Supplemental schedule of noncash
 investing and financing activities:
  Note receivable issued on sale of
   property                                   --         --          10
  Capital lease obligation incurred          270         --           8
  Acquisition of Machine Design
   Incorporated                               --      1,520          --
  Acquisition of Fisher Nut properties
   payable pursuant to a promissory note   1,250         --          --



The accompanying notes are an integral part of these financial statements.


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of John B. Sanfilippo & Son, Inc. and its wholly owned subsidiaries, including Sunshine Nut Co., Inc. (collectively, "JBSS" or the "Company").
Intercompany balances and transactions have been eliminated.

NATURE OF BUSINESS

The Company processes and sells shelled and inshell nuts and other snack foods in both retail and wholesale markets. The Company has plants located throughout the United States. Revenues are generated from sales to a variety of customers, including several major retailers and the U.S. government. Revenues are recognized as products are shipped to customers. The related accounts receivable from sales are unsecured.

ACQUISITIONS

On November 6, 1995, the Company completed the first step in its acquisition of certain assets, and the assumption of certain liabilities, of the Fisher Nut business from The Procter & Gamble Company and its affiliates (the "Fisher Transaction"). The Fisher Transaction was divided into several parts, with the Company acquiring:
(i) the Fisher trademarks, brand names, product formulas and other intellectual and proprietary property for $5,000, paid on November 6, 1995; (ii) certain specified items of machinery and equipment for $1,250, payable pursuant to a promissory note dated January 10, 1996 (secured by such machinery and equipment), bearing interest at an annual rate of 8.5% and requiring eight equal quarterly installments of principal (plus accrued interest) commencing in June 1996; (iii) certain of the raw material and finished goods inventories of the Fisher Nut business for $15,789, payable monthly, in cash, in amounts based on the amounts of such inventories actually used by the Company during each month with a final payment of the balance, if any, of the purchase price on March 31, 1996; and (iv) substantially all of the packaging materials of the Fisher Nut business for $1,128, payable monthly, in cash, in amounts based on the amount of such materials actually used by the Company during each month with a final payment of the balance, if any, of the purchase price on November 6, 1996. The acquisition was accounted for in accordance with the purchase method of accounting with the purchase price being allocated to the specific assets based upon their estimated fair value. The intangible assets are being amortized on a straight-line basis over 15 years. Amortization expense in 1996 and 1995 was $409 and $64, respectively.

The following represents the unaudited pro forma results of operations as if the Fisher Transaction had occurred at the beginning of the periods presented and reflect estimated purchase accounting and other adjustments related to the acquisition.

                                         (Unaudited)
                                     1995             1994
                                 --------         --------

Net sales                        $319,540         $263,818
                                 ========         ========
Net (loss)                       $ (7,960)        $(12,495)
                                 ========         ========
(Loss) per common share          $  (0.88)        $  (1.39)
                                 ========         ========

The pro forma financial information is not necessarily indicative of the results of operations that would have been obtained if the Fisher
Transaction had taken place at the beginning of the period presented or of future results of operations.

On September 27, 1995, the Company purchased the Arlington Heights, Illinois facility which it originally leased and renovated in connection with its contract manufacturing arrangement with the Fisher Nut Company.
 The purchase price for the Arlington Heights facility was approximately $2,235 and was financed pursuant to a first mortgage loan of $2,500. The remaining $265 was used to temporarily reduce the amount outstanding under the Company's Prior Bank Credit Facility (as defined in Note 7).

On June 2, 1995, the Company acquired, for $150, the Flavor Tree trademark and substantially all of the assets relating to the products manufactured and sold under that trademark (including certain inventory) from the Dolefam Corporation. The acquisition was accounted for in accordance with the purchase method of accounting.

On May 31, 1995, The Company acquired 100% of the issued and outstanding stock of Machine Design Incorporated ("Machine Design") from Machine Design's then existing stockholders (the "Sellers") for shares of the Company's Common Stock, $.01 par value per share (the "Common Stock"), valued at approximately $1,520. The acquisition of Machine Design, which owns several patents pertaining to nut cracking equipment, but is otherwise not engaged in any active business, was structured as a merger of a newly formed, wholly owned subsidiary of the Company into Machine Design, with Machine Design continuing after the merger as the surviving corporation. The Company issued, on May 31, 1995, 164,342 shares of Common Stock, valued for purposes of the acquisition at $9.25 per share, in payment of the $1,520 purchase price for Machine Design. Pursuant to the Merger Agreement for the acquisition, the Company also issued an additional 21,648 shares of Common Stock to the Sellers on June 13, 1995, valued for purposes of the acquisition at $9.70 per share, for $210 in cash that was included in the assets of Machine Design as of the closing date of the acquisition. The acquisition was accounted for in accordance with the purchase method of accounting with the purchase price being allocated to the specific assets based upon their estimated fair value. The acquisition consisted of patents only, which are being amortized on a straight-line basis over six years. Amortization expense during 1996 and 1995 was $261 and $152, respectively.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out) or market. The value of inventory may be impacted by market price fluctuations.

PROPERTIES

Properties are stated at cost. Cost, less the estimated salvage value, is depreciated using the straight-line method over the following estimated useful lives: buildings -- 30 to 40 years, machinery and equipment -- 5 to 10 years, furniture and leasehold improvements -- 5 to 10 years and vehicles -- 3 to 5 years.

The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is recognized currently. Maintenance and repairs are charged to operations as incurred.

Certain lease transactions relating to the financing of buildings are accounted for as capital leases, whereby the present value of future rental payments, discounted at the interest rate implicit in the lease, is recorded as a liability. A corresponding amount is capitalized as the cost of the assets and amortized on a straight-line basis over the estimated lives of the assets or over the lease terms which range from
20 to 30 years, whichever is lower.   See also Note 8.

EARNINGS PER COMMON SHARE

Earnings per common share are calculated using the weighted average number of shares of Common Stock and Class A Common Stock outstanding during the period. Common stock equivalents (stock options) had an immaterial effect on 1995 and 1994 earnings per share and, accordingly, have not been included in the weighted average shares outstanding. Fully diluted earnings per common share, which include the effect of conversion of common stock equivalents and a convertible debenture, for 1995 and 1994 are not materially different from the earnings per share presented. Common stock equivalents were not used in the 1996 earnings per share calculation as they were anti-dilutive.

INCOME TAXES

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been reported in the Company's financial statements or tax returns. In estimating future tax consequences, the Company considers all expected future events other than changes in tax law or rates.


FAIR VALUE OF FINANCIAL INSTRUMENTS

Based on borrowing rates presently available to the Company under similar borrowing arrangements, the Company believes the recorded amount of its long-term debt obligations approximates fair market value. The carrying amount of the Company's other financial instruments approximates their estimated fair value based on market prices for the same or similar type of financial instruments.

COMPANY CUSTOMERS

The highly competitive nature of the Company's business provides an environment for the loss of customers and the opportunity for new customers.

Gross sales to one customer in 1996 and 1995 were $34,770, 11.7% and $29,297, 10.4%, respectively, of total gross sales.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

GOODWILL AND OTHER LONG-LIVED ASSETS

During 1996, the Company adopted Statement of Financial Accounting Standards No. 121. Under FAS 121, the Company reviews the carrying value of goodwill and other long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. This review is performed by comparing estimated undiscounted future cash flows from use of the asset to the recorded value of the asset.


NOTE 2 - COMMON STOCK


CAPITAL STOCK TRANSACTIONS

The Company's Class A Common Stock, $.01 par value (the "Class A Stock"), has cumulative voting rights with respect to the election of those directors which the holders of Class A Stock are entitled to elect, and 10 votes per share on all other matters on which holders of the Company's Class A Stock and Common Stock are entitled to vote. In addition, each share of Class A Stock is convertible at the option of the holder at any time into one share of common stock and automatically converted into one share of common stock upon any sale or transfer other than related individuals. Each share of the Company's Common Stock, $.01 par value (the "Common Stock") has noncumulative voting rights of one vote per share. The Class A Stock and the Common Stock are entitled to share equally, on a share-for-share basis, in any cash dividends declared by the Board of Directors and the holders of the Common Stock are entitled to elect 25% of the members comprising the Board of Directors.

On February 25, 1994, the Company's Board of Directors authorized the purchase from time to time of up to an aggregate of 500,000 shares of Common Stock. Pursuant to such authorization, the Company repurchased 117,900 shares of Common Stock at an aggregate price of $1,204 during 1994. The Company intends to reissue repurchased shares to fulfill stock option exercises under its stock option plans or to finance future acquisitions.

On May 31, 1995, the Company issued 164,342 shares of Common Stock in payment of the purchase price for Machine Design of $1,520. For purposes of the acquisition the Common Stock was valued at $9.25 per share. On June 13, 1995, the Company issued an additional 21,648 shares of Common Stock valued at $9.70 per share, in exchange for $210 in cash that was included in the assets of Machine Design as of the closing.


NOTE 3 - INCOME TAXES


The (benefit) provisions for income taxes for the years ended December 31, 1996, 1995 and 1994 are as follows:

                           1996         1995         1994
                        -------      -------      -------
Current:
  Federal               $(1,870)     $ 2,496      $   309
  State                    (340)         741           61
Deferred                    390          621         (160)
                        -------      -------      -------
                        $(1,820)     $ 3,858      $   210
                        =======      =======      =======

The differences between income taxes at the statutory federal income tax rate of 34% and income taxes reported in the statements of income for the years ended December 31, 1996, 1995 and 1994 are as follows:

                                       1996         1995         1994
                                    -------      -------      -------

Federal statutory income tax rate      34.0%        34.0%        34.0%
State income and replacement taxes,
  net of federal benefit                4.7          5.1          8.5
Adjustments to prior year liability      --           --         13.5
Nondeductible items, principally
  goodwill                             (2.0)         0.8         24.7
Other                                   1.1          0.1          0.4
                                    -------      -------      -------
                                       37.8%        40.0%        81.1%
                                    =======      =======      =======

The deferred tax assets and liabilities are comprised of the following:



                                                   December 31,
                                   -------------------------------------------
                                          1996                   1995
                                    Asset    Liability      Asset    Liability
                                   -------------------------------------------

Current:
  Provision for doubtful accounts  $  270     $    --      $  174    $    --
  Employee compensation               363          --         331         --
  Inventory                            75          --          20         --
  Other                               348          --         237         --
                                   ------     -------      ------    ---------
                                    1,056          --         762         --
                                   ------     -------      ------    ---------
Long-Term:
  Depreciation                         --       3,051          --        2,028
  Capitalized leases                1,312          --       1,133         --
  Other                               552          --         392         --
                                   ------     -------      ------    ---------
                                    1,864       3,051       1,525        2,028
                                   ------     -------      ------    ---------
Total                              $2,920     $ 3,051      $2,287    $   2,028
                                   ======     =======      ======    =========
NOTE 4 - INVENTORIES


Inventories consist of the following:
                                            December 31,
                                            ------------
                                       1996            1995
                                       --------------------

 Raw material and supplies          $48,213         $70,465
 Work-in-process and finished goods  28,892          25,895
                                    -------         -------
                                    $77,105         $96,360
                                    =======         =======

NOTE 5 - NOTE RECEIVABLE FROM AFFILIATE


On September 29, 1992, the Company loaned $6,223 to a partnership, certain partners of which are also directors, officers and/or stockholders of the Company, which owns a building under capital lease with the Company. The loan was secured by a first mortgage on the building and by a secured promissory note which accrued interest at the rate of 8.72% per annum and was payable in equal monthly installments of principal and interest of $55 each over a period of 20 years. The Company recognized $96 and $524 of interest income in 1995 and 1994, respectively, relating to the note receivable. On March 7, 1995, the partnership repaid the secured promissory note in full and the Company released its mortgage on the building.


NOTE 6 - INVESTMENT IN NAVARRO PECAN COMPANY, INC.


Effective August 31, 1991, the Company assigned all of its rights in advances to Navarro Pecan Company, Inc. ("Navarro") to a director, officer and stockholder of the Company for a purchase price of $1,154, which represented the aggregate amount of principal and interest outstanding under the advances. The purchase price for the Navarro advances was payable pursuant to a promissory note which bore interest at 8% per year and required quarterly principal installments of $50, plus interest through March 1996. During 1996, 1995 and 1994, the Company recognized $7, $39 and $55, respectively, of interest income relating to this note receivable. This promissory note was fully paid in 1996 under the terms and conditions set forth upon its origination.

The Company purchased inventory from Navarro during 1996, 1995 and 1994 aggregating $532, $1,205 and $148, respectively. Accounts payable to Navarro aggregated $793 at December 31, 1995. The Company sold inventory to Navarro aggregating $1,233, $1,209 and $806 during 1996, 1995 and 1994, respectively. Accounts receivable from Navarro aggregated $143 and $229 at December 31, 1996 and 1995 respectively.


NOTE 7 - NOTES PAYABLE


Notes payable consist of the following:


                                       December 31,
                                       ------------
                                  1996            1995
                               -----------------------
Revolving bank loan            $22,294         $28,582
                               =======         =======

Prior to March 27, 1996, the Company had an unsecured credit facility with certain banks (the "Prior Bank Credit Facility"), totalling $60,000. The Prior Bank Credit Facility included a $51,740 revolving credit line which bore interest at a rate determined pursuant to a formula based on the market rate for bankers' acceptances, LIBOR and prime rate, and an $8,260 standby letter of credit to secure the industrial development bonds discussed in Note 8. The weighted average interest rate on borrowings outstanding under the Prior Bank Credit Facility at December 31, 1995 was 8.11%.

On March 27, 1996, the Company entered into a new unsecured credit facility, with certain banks, totalling $60,000 (the "Bank Credit Facility"). The Bank Credit Facility is comprised of (i) a working capital revolving loan which (as described below, depending on the time of year) provides for working capital financing of up to approximately $51,740, in the aggregate, and matures on March 27, 1998, and (ii) an $8,260 standby letter of credit which matures on June 1, 1997. The Bank Credit Facility replaced the Prior Bank Credit Facility which was in effect until the Bank Credit Facility was entered into. Borrowings under the working capital revolving loan accrue interest at a rate (the weighted average of which was 6.85% at December 31, 1996) determined pursuant to a formula based on the agent bank's quoted rate, the Federal Funds Rate and the Eurodollar Interbank Rate. The standby letter of credit replaced a prior letter of credit securing certain industrial development bonds which financed the original acquisition, construction, and equipping of the Company's Bainbridge, Georgia facility. The aggregate amount outstanding under the Bank Credit Facility, as amended, is limited to specified amounts which vary, because of the seasonal nature of the Company's business, from $60,000 during January through March, to $50,000 during April through May, to $40,000 during June through September, to $50,000 during October through December.

As of the end of the second quarter of 1996, the Company was not in compliance with the fixed charge coverage ratio covenant under the Bank Credit Facility. In addition, on August 1, 1996, the Company violated the "clean down covenant" under the Bank Credit Facility, which required that the aggregate amount outstanding under the Bank Credit Facility from August 1 through September 30 of each year not exceed $25,000. As of August 1, 1996, the Company's aggregate borrowings under the Bank Credit Facility totalled approximately $35,000. On September 9, 1996, the Company entered into an Amendment No. 1 and Waiver to Credit Agreement ("Amendment No. 1") under the Bank Credit Facility. Amendment No. 1 waived the Company's failure to comply with the fixed charge coverage ratio covenant for the quarter ended June 27, 1996. Amendment No. 1 also amended the Bank Credit Facility's "clean down covenant" to increase the aggregate amount of indebtedness permitted to be outstanding from August 1, 1996 through September 30, 1996, from $25,000 to $40,000. Amendment No. 1 also, among other things, (a) reduced the capital expenditure limitation (excluding expenditures related to the Fisher Nut business) to $8,200 from $10,000 for 1996, and (b) increased the interest rate under the Bank Credit Facility by 0.50%.

As of the end of the third quarter of 1996, the Company was not in compliance with the fixed charge coverage ratio covenant under the Bank Credit Facility. The Company entered into an Amendment No. 2 and Waiver to Credit Agreement ("Amendment No 2") as of October 30, 1996 under the Bank Credit Facility. Amendment No. 2 waived the Company's failure to comply with the fixed charge coverage ratio covenant for the quarter ended September 26, 1996.
Amendment No. 2 also required the Company to amend the Bank Credit Facility to, among other things: (i) convert the fixed charge coverage ratio covenant from a most recent four quarter calculation to an individual quarter calculation, beginning with the quarter ending December 31, 1996 and continuing for each of the next four quarters; (ii) decrease the annual capital expenditure limitation to $7,200 from $10,000 for 1997; (iii) increase the aggregate amount outstanding limitation under the Bank Credit Facility's "clean down covenant" to $40,000 from $25,000, for the period from August 1, 1997 through September 30, 1997; and (iv) grant, (a) a first priority perfected security interest in, and liens on, substantially all of the Company's assets to secure the Company's obligations under the Bank Credit Facility and the senior portions of its long-term financing arrangements, which are described in Note 8; and (b) a junior security interest in the Company's assets to secure the obligations under the subordinated portion of its long-term financing arrangements.

On January 24, 1997, the Company granted the above-described security-interests to secure the Company's obligations under the Bank Credit Facility and the Company's long-term financing arrangements and entered into an Amendment No. 3 to Credit Agreement ("Amendment No. 3") under the Bank Credit Facility. Amendment No. 3, among other things, modified the covenants under the Bank Credit Facility to those stipulated in Amendment No. 2 (and described above).

The Bank Credit Facility, as amended, includes certain restrictive covenants that, among other things; (i) require the Company to maintain tangible net worth; (ii) comply with specified ratios;
(iii) limit 1996 and 1997 annual capital expenditures to $8,200 (excluding expenditures related to the Fisher Nut business) and $7,200, respectively; (iv) restrict dividends to 25% of the Company's cumulative net income from January 1, 1996; and (v) require that certain officers and stockholders of the Company, together with their respective family members and certain trusts created for the benefits of their respective children, continue to own shares representing the right to elect a majority of the directors of the Company.

In 1995, the Company exceeded the capital expenditure covenant under the Prior Bank Credit Facility. In March 1996, the banks waived noncompliance with this covenant during 1995.

As part of the Bank Credit Facility, the Company is also required to pay a quarterly fee of 0.25% of the average unused portion of the Bank Credit Facility. The fees incurred in 1996 totalled $15.
 As part of the Prior Bank Credit Facility, the Company was also required to pay a quarterly fee of 0.25% of the average unused portion of the Prior Bank Credit Facility. The fees incurred in 1995 and 1994 totalled $35 and $42, respectively.



NOTE 8 - LONG-TERM DEBT

Long-term debt consists of the following:
                                                             December 31,
                                                             -------------
                                                              1996     1995
                                                           ----------------
Industrial development bonds, secured by building,
 machinery and equipment with a cost aggregating $8,000    $ 8,000  $ 8,000

Bank loan, secured by land and building with a cost of
 $2,050 guaranteed by certain stockholders of JBSS,
 principal and interest at 11.25%, payable in monthly
 installments of $18 through May 1999                        1,636    1,666

Capitalized lease obligations                                8,032    8,277

Series A note payable, interest payable quarterly at
 8.72%, principal payable in semi-annual installments of
 $200 beginning February 1995                                3,200    3,600

Series B note payable, interest payable quarterly at
 9.07%, principal payable in semi-annual installments of
 $300 beginning February 1995                                4,800    5,400

Series C note payable, interest payable quarterly at
 9.07%, principal payable in semi-annual installments of
 $200 beginning February 1995                                3,200    3,600

Series D note payable, interest payable quarterly at
  9.18%, principal payable in semi-annual installments of
  $150 beginning May 1995                                    2,400    2,700

Series E note payable, interest payable quarterly at
  7.34%, principal payable in semi-annual installments of
  $400 beginning May 1995                                    6,400    7,200

Series F notes payable, interest payable quarterly at
 9.16%, principal payable in semi-annual installments ranging
 from $550 to $475 beginning November 1996                   9,450   10,000

Note payable, interest payable semi-annually at 8.3%,
 principal payable in annual installments of approximately
 $1,429 beginning September 1, 1999                         10,000   10,000

Note payable, Subordinated interest payable semi-annually
 at 9.38%, principal payable in three annual installments
 of $5,000 beginning on September 1, 2003                   15,000   15,000

Arlington Heights facility, first mortgage, principal
 and interest payable at 8.875%, in monthly installments
 of $22 beginning November 1, 1995 through
 October 1, 2018                                             2,440    2,489

Note payable, secured by machinery and equipment with a
 cost aggregating $1,250, principal and interest at
 8.50%, payable in quarterly installments of $194
 beginning June 1996                                         1,082       --

Other                                                          376      335
                                                           -------  -------
                                                            76,016   78,267
Less: Current maturities                                    12,697    3,586
                                                           -------  -------
                                                           $63,319  $74,681
                                                           =======  =======



JBSS financed the construction of a peanut shelling plant with industrial development bonds in 1987. Through May 31, 1992, the bonds bore interest payable semi-annually at 7%. On June 1, 1992, the Company remarketed the bonds, resetting the interest rate at 6% through May 1997 and at a market rate to be determined thereafter. On June 1, 1997, and on each subsequent interest reset date for the bonds, the Company is required to redeem the bonds at face value plus any accrued and unpaid interest, unless a bond holder elects to retain his or her bonds. Any bonds redeemed by the Company at the demand of a bondholder on the reset date are required to be remarketed by the underwriter of the bonds on a "best efforts" basis. The agreement requires the Company to redeem the bonds in varying annual installments, ranging from $170 to $780, beginning in 1998 through 2017. The Company is also required to redeem the bonds in certain other circumstances; for example, within 180 days after any determination that interest on the bonds is taxable. The Company has the option at any time, however, subject to certain conditions, to redeem the bonds at face value plus accrued interest, if any.

On September 29, 1992, the Company entered into a long-term financing facility with a major insurance company (the "Long-Term Financing Facility") which provided financing to the Company evidenced by promissory notes in the aggregate principal amount of $14,000 (the "Initial Financing"). The Initial Financing was comprised of (i) a $4,000 7.87% Senior Secured Term Note due 2004 (the "Series A Note"), (ii) a $6,000 8.22% Senior Secured Term Note due 2004 (the "Series B Note"), and (iii) a $4,000 8.22% Senior Secured Term Note due 2004 (the "Series C Note"). In addition, the Long-Term Financing Facility included a shelf facility providing for the issuance by the Company of additional promissory notes with an aggregate original principal amount of up to $11,000 (the "Shelf Facility"). On January 15, 1993, the Company borrowed $3,000 under the Shelf Facility evidenced by an 8.33% Senior Secured Term Note due 2004 (the "Series D Note"). On September 15, 1993, the Company borrowed the remaining $8,000 available under the Shelf Facility evidenced by a 6.49% Senior Secured Term Note due 2004 (the "Series E Note").

On October 19, 1993, the Long-Term Financing Facility was amended to provide for an additional shelf facility providing for the issuance by the Company of additional promissory notes with an aggregate original principal amount of $10,000 and to terminate and release all liens and security interests in Company properties. On June 23, 1994, the Company borrowed $10,000 under the additional shelf facility evidenced by an $8,000 8.31% Series F Senior Note due May 15, 2006 (the "Series F-1 Note") and a $2,000 8.31% Series F Senior Note due May 15, 2006 (the "Series F-2 Note").

Effective January 1, 1997, the interest rates on each promissory note comprising the Long-Term Financing Facility were increased by 0.85%, due to the Company not meeting the required ratio of (a) net income plus interest expense to (b) senior funded debt for the year ending December 31, 1996.

In 1995, the Company exceeded the capital expenditure covenant and, in February 1996 the Long-Term Financing Facility was amended to increase the annual capital expenditure limitation to $10,600 (excluding certain expenditures) in 1995. As of the end of the second quarter of 1996, the Company was not in compliance with the fixed charge coverage ratio covenants under the Bank Credit Facility and the Additional Long-Term Financing (as defined below). The Company received from its lender under the Long-Term Financing Facility a waiver of any cross-default under that facility caused by the above-described violations under the Bank Credit Facility and the Additional Long-Term Financing. As of the end of the third quarter of 1996, the Company was not in compliance with the fixed charge coverage ratio covenants under the Bank Credit Facility, the Long-Term Financing Facility and the Additional Long-Term Financing. The Company received from its lender under the Long-Term Financing Facility a waiver of the above-described fixed charge coverage ratio violation and any cross-default under the Long-Term Financing Facility caused by violations under the Bank Credit Facility and the Additional Long-Term Financing.

On January 24, 1997, the Company granted (a) a first priority perfected security interest in, and liens on, substantially all of the Company's assets to secure the Company's obligations under the Bank Credit Facility, the Long-Term Financing Facility and the senior portion of the Additional Long-Term Financing, and (b) a junior security interest in the Company's assets to secure the obligations under the subordinated portion of the Additional Long-Term Financing. Also, on January 24, 1997 the Company entered into the Second Amended and Restated Note Agreement under the Long-Term Financing Facility. The Long-Term Financing Facility was amended to contain the same restrictive covenants as contained in the Bank Credit Facility, as discussed in Note 7.

On September 12, 1995, the Company borrowed an additional $25,000 under an unsecured long-term financing arrangement (the "Additional Long-Term Financing"). The Additional Long-Term Financing has a maturity date of September 1, 2005 and (i) as to $10,000 of the principal amount thereof, bears interest at an annual rate of 8.3% and, beginning on September 1, 1999, requires annual principal payments of approximately $1,429 each through maturity, and (ii) as to the other $15,000 of the principal amount thereof (which is subordinated to the Company's other debt facilities), bears interest at an annual rate of 9.38% and requires annual principal payments of $5,000 beginning on September 1, 2003 through maturity.

The Additional Long-Term Financing includes certain restrictive covenants that, among other things, (i) require the Company to maintain specified financial ratios, (ii) require the Company to maintain a minimum tangible net worth, and (iii) limit cumulative dividends to the sum of (a) 50% of the Company's cumulative net income (or minus 100% of a cumulative net loss) from and after January 1, 1995 to the date the dividend is declared, (b) the cumulative amount of the net proceeds received by the Company during the same period from any sale of its capital stock, and (c) $5,000.

As of the end of the second quarter of 1996, the Company was not in compliance with the fixed charge coverage ratio covenants under the Bank Credit Facility and the Additional Long-Term Financing. The Company received from its lender under the Additional Long-Term Financing a waiver of the above-described fixed charge coverage ratio violation and any cross-default under the Additional Long-Term Financing caused by violations under the Bank Credit Facility. As of the end of the third quarter of 1996, the Company was not in compliance with the fixed charge coverage ratio covenants under the Bank Credit Facility, the Long-Term Financing Facility and the Additional Long-Term Financing. The Company received from its lender under the Additional Long-Term Financing a waiver of the above-described fixed charge coverage ratio violation and any cross-default under the Additional Long-Term Financing caused by violations under the Bank Credit Facility and the Long-Term Financing Facility.

As described above, on January 24, 1997, the Company granted security interest in, and liens on, substantially all of the Company's assets to secure the Company's obligations under its financing arrangements. On January 24, 1997, the Company entered into Amendment No. 2 to Note Purchase Agreement. This amendment, among other things, requires the Company to achieve specified levels of consolidated operating income and to not exceed specified levels of interest expense for those fiscal quarters ending December, 1996 through June, 1997. This amendment also requires a reduced minimum fixed charge coverage ratio for the quarter ending in September, 1997, after which time the terms of the original Additional Long-Term Financing again becomes effective.

On September 27, 1995, the Company purchased the Arlington
Heights, Illinois facility which it previously leased. The purchase was financed pursuant to a $2,500 first mortgage loan on the facility.

As part of the Fisher Transaction, the Company acquired specified items of machinery and equipment for $1,250, payable pursuant to a promissory note dated January 10, 1996 (secured by such machinery and equipment), bearing interest at an annual rate of 8.5% and requiring eight equal quarterly installments of principal and interest beginning in June, 1996.

Aggregate maturities of long-term debt, excluding capitalized lease obligations, are as follows for the year ending December 31:

                 1997                        $ 12,421
                 1998                           4,096
                 1999                           6,672
                 2000                           5,070
                 2001                           5,091
                 Subsequent years              34,634
                                             --------
                                             $ 67,984
                                             ========

The accompanying financial statements include the following amounts related to assets under capital leases:

                                            December 31,
                                            -----------
                                         1996         1995
                                       -------------------
Buildings                              $9,520       $9,520
Less:  Accumulated amortization         4,768        4,357
                                       ------       ------
                                       $4,752       $5,163
                                       ======       ======

Amortization expense aggregated $411 for the year ended December
31, 1996, $412 for the year ended December 31, 1995 and $455 for the year ended December 31, 1994.

Buildings under capital leases are rented from entities that are owned by certain directors, officers, and stockholders of JBSS. Future minimum payments under the leases, together with the related present value, are summarized as follows for the year ending December 31:


                 1997                                           $ 1,144
                 1998                                             1,144
                 1999                                             1,144
                 2000                                             1,144
                 2001                                             1,144
                 Subsequent years                                 9,693
                                                                -------
                 Total minimum lease payments                    15,413
                 Less:  Amount representing interest              7,381
                                                                -------
                 Present value of minimum lease payments,
                  including amounts due to affiliates of $8,032 $ 8,032
                                                                =======

JBSS also leases buildings and certain equipment pursuant to agreements accounted for as operating leases. Rent expense under these operating leases aggregated $777, $805 and $684 for 1996, 1995 and 1994, respectively. Aggregate noncancelable lease commitments under these operating leases are as follows for the year ending December 31:

                 1997           $  643
                 1998              473
                 1999              229
                 2000               87
                 2001               22
                                ------
                                $1,454
                                ======

NOTE 9 - EMPLOYEE BENEFIT PLANS


JBSS maintains a contributory profit sharing plan established pursuant to the provisions of section 401(k) of the Internal Revenue Code. The plan provides retirement benefits for all nonunion employees meeting minimum age and service requirements. Through December 31, 1996, the Company contributed 50% of the amount contributed by each employee up to certain maximums specified in the plan. Additional contributions are determined at
the discretion of the Board of Directors.   No additional
contributions were made for 1996 or 1994. For 1995, the additional contribution was $383, which was paid in 1996.

JBSS contributed approximately $86, $73 and $79 to multi-employer union-sponsored pension plans in 1996, 1995 and 1994, respectively. JBSS is presently unable to determine its respective share of either accumulated plan benefits or net assets available for benefits under the union plans.


NOTE 10 - TRANSACTIONS WITH AFFILIATES

In addition to the related party transactions described in Notes
5, 6 and 8, JBSS also entered into transactions with the following affiliates:

EQUIPMENT PURCHASES

During 1996, 1995 and 1994 JBSS purchased $442, $681 and $1,209, respectively, of customized manufacturing equipment and engineering services from an entity owned by stockholders, both of whom are related to the Company's Chairman of the Board and Chief Executive Officer and one of whom is an executive officer of the Company. In addition to the foregoing, JBSS leased office and warehouse space to the entity. Rent collected from the entity aggregated $62 for 1996 and $12 for 1995 and 1994. Accounts receivable aggregated $9 at December 31, 1996 and $6 at December 31, 1995. Accounts payable aggregated $13 at December 31, 1996.

MATERIAL PURCHASES

JBSS purchases materials from a company which is owned 50% by the Company's Chairman of the Board and Chief Executive Officer. Material purchases aggregated $5,049, $3,255 and $2,221 during 1996, 1995 and 1994, respectively. Accounts payable included amounts due to the related entity for materials of $525 at December 31, 1996 and $278 at December 31, 1995.

BROKERAGE COMMISSIONS

During 1996, 1995 and 1994, JBSS paid brokerage commissions of $90, $43 and $52, respectively, to a food brokerage company. In addition, JBSS paid brokerage commissions to a trading company aggregating $89 and $166 during 1995 and 1994, respectively. The President of the food brokerage company and the trading company is related to the Company's President.

PRODUCT PURCHASES AND SALES

JBSS also purchased products aggregating $137, $458 and $902 during 1996, 1995 and 1994, respectively, from the trading company referred to in the preceding paragraph. JBSS sold products to the same company aggregating $6, $12 and $28 during 1996, 1995 and 1994, respectively.

Additionally, during 1996, 1995 and 1994, JBSS made sales aggregating $1,014, $276 and $154, respectively, to a company which is indirectly owned, in part, by a member of the JBSS Board of Directors who is not an employee of the Company.

JBSS purchased services from a company in which the owner is an employee of the Company. Purchases were $105, $74 and $68 in 1996, 1995 and 1994, respectively.

BUILDING SPACE RENTAL

During 1996 and 1995, the Company rented office and warehouse space to a company whose president is related to the Company's
Chairman of the Board and Chief Executive Officer. Rental income for 1996 and 1995 were $66 and $10, respectively.


NOTE 11 - STOCK OPTION PLANS

As permitted, the Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock-based compensation plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under the plans with the alternative method of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the effect of the Company's net income (loss) for the period ended December 31, 1996 and 1995 would not have been significant.

In October 1991, JBSS adopted a stock option plan (the "1991 Stock Option Plan") which became effective on December 10, 1991 and was terminated early by the Board of Directors on February 28, 1995. Pursuant to the terms of the 1991 Stock Option Plan, up to 350,000 shares of Common Stock can be awarded to certain executives and key employees of JBSS and its subsidiaries. The exercise price of the options will be determined as set forth in the 1991 Stock Option Plan by the Board of Directors. The exercise price for the stock options will be at least fair market value with the exception of nonqualified stock options which will have an exercise price equal to at least 33% of the fair market value of the Common Stock on the date of grant. Except as set forth in the 1991 Stock Option Plan, options expire upon termination of employment. All of the options granted were intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code (the "Code"). Although the majority of the options granted have an exercise price equal to the market price on the date of grant, in 1995, 3,650 options, were granted to individuals who own directly (or by attribution under Section 424(d) of the Code) shares possessing more than 10% of the total combined voting power of all classes of JBSS and thus, in order to qualify as incentive stock options, have an exercise price equal to 110% of the market price on the date of grant .

Effective February 28, 1995, the Board terminated early the 1991 Stock Option Plan. The termination of the 1991 Stock Option Plan did not, however, affect options granted under the 1991 Stock Option Plan which remained outstanding as of the effective date of such termination. Accordingly, the unexercised options outstanding under the 1991 Stock Option Plan at December 31, 1995 will continue to be governed by the terms of the 1991 Stock Option Plan.


The following is a summary of activity under the 1991 Stock Option
Plan:
                                     Number of         Weighted-Average
                                      shares            Exercise Price
                                     ---------         ----------------
Outstanding at December 31, 1993       324,450              $13.11
Granted                                  2,000              $12.00
Cancelled                              (17,000)             $13.21
                                     ---------
Outstanding at December 31, 1994       309,450              $13.10
Granted                                 38,800              $ 6.06
Cancelled                               (4,100)             $ 9.78
                                     ---------
Outstanding at December 31, 1995       344,150              $12.35
Cancelled                              (77,450)             $12.04
                                     ---------
Outstanding at December 31, 1996       266,700              $12.43
                                     =========
Options exercisable at
 December 31, 1996                     229,263              $12.98
                                     =========

Exercise prices for options outstanding as of December 31, 1996 ranged from $6.00 to $16.50. The weighted-average remaining contractual life of those options is 5 years. The options outstanding at December 31, 1996 may be segregated into two ranges, as is shown in the following:

                                       Option Price Per    Option Price Per
                                         Share Range         Share Range
                                         $6.00-$6.60        $12.00-$16.50
                                       ----------------    -----------------
Number of options                           30,650              236,050
Weighted-average exercise price              $6.07               $13.26
Weighted-average remaining life (years)        7.4                  4.7
Number of options exercisable                7,663              221,600
Weighted average exercise price for
 exercisable options                         $6.07               $13.26


At the Company's annual meeting of stockholders on May 2, 1995, the Company's stockholders approved, and the Company adopted, effective as of March 1, 1995, a new stock option plan (the "1995 Equity Incentive Plan") to replace the 1991 Stock Option Plan. Pursuant to the terms of the 1995 Equity Incentive Plan, up to 200,000 shares of Common Stock can be awarded to certain key employees and "outside directors" (i.e. directors who are not employees of the Company or any of its subsidiaries). The exercise price of the options will be determined as set forth in the 1995 Equity Incentive Plan by the Board of Directors. The exercise price for the stock options will be at least the fair market value of the Common Stock on the date of grant, with the exception of nonqualified stock options which will have an exercise price equal to at least 50% of the fair market value of the Common Stock on the date of grant. Except as set forth in the 1995 Equity Incentive Plan options expire upon termination of employment of directorship. The options granted under the 1995 Equity Incentive Plan, are exercisable 25% annually commencing on the first anniversary date of grant and become fully exercisable on the fourth anniversary date of grant. All of the options granted were intended to qualify as incentive stock options within the meaning of Section 422 of the Code. Although the majority of the options granted have an exercise price equal to the fair market value of the Common Stock on the date of grant, 7,100 options were granted in 1995 to individuals who own directly (or by attribution under Section 424(d) of the Code) shares possessing more than 10% of the total combined voting power of all classes of stock of JBSS, and thus, in order to qualify as incentive stock options, have an exercise price equal to 110% of the fair market value on the date of grant. The options granted under the 1995 Equity Incentive Plan are exercisable 25% annually commencing on the first anniversary date of grant and become fully exercisable on the fourth anniversary of the date of grant.

The following is a summary of activity under the 1995 Equity
Incentive Plan:



                                                                Weighted-Average
                                         Number of Shares        Exercise Price
                                         ----------------       ----------------
     Outstanding at December 31, 1994             --                   --
     Granted                                  92,300                 $9.47
                                              ------
     Outstanding at December 31, 1995         92,300                 $9.47
     Granted                                   7,000                 $7.02
     Cancelled                               (10,800)                $9.38
                                              ------
     Outstanding at December 31, 1996         88,500                 $9.28
                                              ======
     Options exercisable at December 31, 1996 20,375                 $9.48
                                              ======

Exercise prices for options outstanding as of December 31, 1996 ranged from $5.25 to $10.50. The weighted-average remaining contractual life of those options is 8.4 years. The options outstanding at December 31, 1996 may be segregated into two ranges, as is shown in the following:


                                       Option Price Per     Option Price Per
                                         Share Range         Share Range
                                         $5.25-$6.75          $8.25-$10.50
                                       ----------------     ----------------

Number of options                           5,000                 83,500
Weighted-average exercise price             $6.38                  $9.46
Weighted-average remaining life (years)       9.4                    8.3
Number of options exercisable                  --                 20,375
Weighted average exercise price
 for exercisable options                       --                  $9.48



NOTE 12 - LEGAL MATTERS


The Company is party to various lawsuits, proceedings and other matters arising out of the conduct of its business. It is management's opinion that the ultimate resolution of these matters will not have a material adverse effect upon the business, financial condition or results of operations of the Company.



MARKETS FOR THE COMPANY'S SECURITIES AND RELATED MATTERS

The Company has two classes of stock: Class A Common Stock ("Class A Stock") and Common Stock. The holders of Common Stock are entitled to elect 25% of the members of the Board of Directors and the holders of Class A Stock are entitled to elect the remaining directors. With respect to matters other than the election of directors or any matters for which class voting is required by law, the holders of Common Stock are entitled to one vote per share while the holders of Class A Stock are entitled to 10 votes per share. The Company's Class A Stock is not registered under the Securities Act of 1933 and there is no established public trading market for the Class A Stock. However, each share of Class A Stock is convertible at the option of the holder at any time and from time to time (and, upon the occurrence of certain events specified in the Company's Restated Certificate of Incorporation, automatically converts) into one share of Common Stock.

The Common Stock of the Company is quoted on the Nasdaq National Market and its trading symbol is "JBSS". The following table sets forth, for the quarters indicated, the high and low reported last sales prices for the Common Stock as reported on the Nasdaq National Market.



                                              Price Range of
Quarter Ended:                                 Common Stock
                                              --------------
                                              High      Low
                                             ------   ------
 March 27, 1997 (through March 14, 1997)     $ 6.25   $ 4.63
 December 31, 1996                             7.00     4.88
 September 26, 1996                            7.25     4.75
 June 27, 1996                                 7.50     6.13
 March 28, 1996                                9.75     7.00
 December 31, 1995                            10.75     8.75
 September 28, 1995                           10.50     8.25
 June 29, 1995                                10.50     6.75
 March 30, 1995                                9.25     5.38


As of March 14, 1997, there were approximately 260 and 15 holders of record of the Company's Common Stock and Class A Stock, respectively.

Under the Company's Restated Certificate of Incorporation, the
Class A Stock and the Common Stock are entitled to share equally on a share for share basis in any dividends declared by the Board of Directors on the Company's common equity.

Since its initial public offering in December 1991, the Company has declared and paid two dividends. On September 21, 1992, the Company declared a dividend of $0.05 per share payable on January 4, 1993 to all holders of record on November 6, 1992 of the Common Stock and Class A Stock. On November 9, 1993, the Company declared a dividend of $0.05 per share payable on January 5, 1994 to all holders of record on November 26, 1993 of the Common Stock and Class A Stock. No dividends were declared in 1996, 1995 or 1994. The declaration and payment of future dividends will be at the sole discretion of the Board of Directors and will depend on the Company's profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors. The Company's current loan agreements restrict the payment of annual dividends to amounts specified in the loan agreements. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources."