Form 10-K, Exhibit 13
period 1998-06-25
SANFILIPPO JOHN B & SON INC
filed 1998-09-22
CIK 880117

1998 ANNUAL REPORT
------------------

"A Different Kind  of Nut Company"

John B. Sanfilippo & Son, Inc.

OUR BUSINESS
------------

John B. Sanfilippo & Son, Inc. together with its wholly owned subsidiaries, including Sunshine Nut Co., Inc., (the "Company" or "JBSS"), is one of the largest companies in the world dedicated primarily to processing, marketing and distributing edible nut meats of all kinds, including peanuts, pecans, almonds, walnuts, cashews, filberts (hazelnuts), pistachios, macadamias, Brazil nuts and pine nuts. Vertically integrated (peanuts, pecans, almonds and walnuts) from the grower to the consumer, the Company sells its products under the Fisher, Evon's, Flavor Tree, Sunshine Country, Texas Pride and Tom Scott brand names and more than 65 private label brands. The Company also sells its products to industrial customers (e.g., bakeries, dairies, food processors and candy manufacturers), and food service customers (e.g., airlines, sport stadiums and restaurants), and manufactures, processes and packs the retail brands of several other snack food companies. To complement its nut meat products, the Company also provides a diverse line of other food and snack items, including peanut butter, candy, fruit and nut mixes, extruded corn snacks (e.g., cheese curls), sesame sticks, chocolate chips and coconut. The Company's eight facilities are located in: Elk Grove Village, IL (2); Arlington Heights, IL; Bainbridge, GA; Selma, TX; Walnut, CA; Gustine, CA; and Garysburg, NC.

TABLE OF CONTENTS
-----------------
        1    Financial Highlights
        2    Letter to Stockholders
	3    Continued Focus on Retail Growth
	8    Selected Historical Consolidated Financial Data
	9    Management's Discussion and Analysis of Financial Condition and
             Results of Operations
       17    Report of Management
       17    Report of Independent Accountants
       18    Consolidated Financial Statements
       22    Notes to Consolidated Financial Statements
       32    Markets for the Company's Securities and Related Matters
       33    Officers, Board of Directors and Corporate Information


FINANCIAL HIGHLIGHTS
--------------------
(Dollars in thousands, except per share data)

                                         Twenty-six
                             Year Ended  Weeks Ended
                               June 25,    June 26,    Year Ended December 31,
                                  1998        1997        1996         1995
                             ----------  -----------   ---------    ---------
Net sales                      $317,390    $133,064    $294,404     $277,741
Net income (loss)              $  5,122    $    451    $ (2,991)    $  5,788
Basic earnings (loss)
 per common share              $   0.56    $   0.05    $  (0.33)    $   0.64
Diluted earnings (loss)
 per common share              $   0.56    $   0.05    $  (0.33)    $   0.63
Working capital                $ 52,850    $ 49,866    $ 40,956     $ 58,148
Total assets                   $219,676    $187,417    $205,352     $219,002
Long-term debt                 $ 63,182    $ 68,862    $ 63,319     $ 74,681
Total debt                     $117,930    $ 92,833    $ 98,310     $106,849
Stockholders' equity           $ 78,198    $ 73,071    $ 72,620     $ 75,611
Capital expenditures           $  4,227    $  1,898    $  9,198     $ 13,517
Debt/Equity ratio                 1.5:1       1.3:1       1.4:1        1.4:1
Debt/Capital                       60.1%       56.0%       57.5%        58.6%
Weighted average shares
 outstanding - basic          9,147,862   9,147,666   9,147,666    9,070,000
Weighted average shares
 outstanding - diluted        9,168,175   9,147,759   9,147,666    9,171,204


LETTER TO STOCKHOLDERS
----------------------

Dear Stockholder:

This is your Company's first annual report for our new fiscal year format now ending in June. It is therefore fitting this annual report be one of a profitable year with increasing sales and a solid base. Net income for fiscal 1998 was $5.1 million or 56 cents per share.

In fiscal 1998 we grew your Company to $317 million in net sales in a very competitive environment. This represented the 27th consecutive year of increased net sales. The focus was and continues to be the growth of our Fisher brand and the development of our consumer business. In the last quarter of fiscal 1998, we introduced the Fisher Snack 'N Serve Nut Bowl. This is a ready-to-serve, reclosable and microwaveable package.
Proprietary technology delivers excellent shelf life and insures the quality the Fisher brand represents. In addition, the clear top allows the product to be visible to the consumer. The Fisher Snack 'N Serve Nut Bowl represents, I believe, the most innovative packaging concept in the snack nut category in recent history. This represents the ongoing effort of your Company's management team to develop the Fisher brand through new and innovative products. The initial response from our customer base has been favorable, and we are excited about this new product line.

The American Tasting Institute judged Fisher Nut snack and baking nuts the "Best Tasting Nut in America". The award was determined by a panel of Executive Chefs and Master Tasters located throughout the country. This represented the third consecutive annual award received by Fisher Nut, an excellent accomplishment and an outstanding performance by your management team.

Also, we continue to use the Mediterranean Diet Pyramid as part of the Fisher Chef's Naturals Ingredient packaging. The Mediterranean Diet Pyramid suggests that nuts should be included in the healthy daily diet. There are a number of recent medical research studies that promote the healthy attributes of nuts. These attributes include no cholesterol, a good source of fiber, protein, etc. We trust the emergence of this knowledge will help grow the nut category.

Fiscal 1998 was also a continuation of your Company's efforts to keep capital expenditures at a maintenance level for our operating plants and upgrading our computer systems. In fiscal 1998, capital expenditures were $4.2 million with cash generated from depreciation and amortization of $8.2 million. This cash plus the fiscal 1998 earnings were used to reduce long-term debt. We plan to work within this program in fiscal 1999.

It is my intent as well as that of your Company's senior management and Board of Directors to continue the growth of John B. Sanfilippo & Son, Inc.
 We will continue to strive to deliver improved performance, category growth, customer satisfaction and a positive future.

Sincerely,

/s/ JASPER B. SANFILIPPO
------------------------
Jasper B. Sanfilippo
Chairman and Chief Executive Officer


SALES BY CHANNEL OF TRADE
-------------------------

Channel of Trade               % of Sales
------------------             ----------
Consumer Products                   56.8
Industrial                          26.1
Food Service                        10.0
Export                               4.0
Contract Packaging                   2.7
Government                           0.4

SALES BY PRODUCT TYPE
---------------------

Product Type                   % of Sales
--------------                 ----------
Peanuts                             27.0
Pecans                              19.0
Other Products                      15.1
Mixed Nuts                          10.1
Almonds                              9.7
Cashews                              9.6
Walnuts                              9.5


CONTINUED FOCUS ON RETAIL GROWTH
--------------------------------

During fiscal year 1998, the Company continued to focus on and expand its branded and private label snack nut and baking nut business. Utilizing its portfolio of brands, the Company has expanded distribution of both Fisher Snack Nuts and Fisher Chef's Naturals Ingredient Nuts across all retail distribution channels. With this expanded distribution base, the Company has increased consumer marketing activity designed to educate consumers on the true health benefits of nuts, to use nuts as part of a healthy everyday diet and to build awareness and consumption of the Fisher brand as part of their everyday diet.

In addition to consumer marketing, the Company has developed a number of cross promotions with other consumer product companies. The Company participated in a coupon promotion with Mardi Gras napkins to promote the Fisher Snack Nut brand with over 3,000,000 coupons distributed as part of a late summer picnic theme.

The Company also worked with Kirin Beer on regional promotions offering Fisher Snack Nuts free to consumers with purchase. The Company developed retailer specific promotions with UDV (United Distillers & Vintners) North America where consumers received coupons for free Fisher Snack Nuts with the purchase of TGI Friday's cocktails. These programs were designed to bring new users and increased consumption in the snack nut category.

In 1998, the Company became a member of the Home Baking Association ("HBA"). The purpose of the HBA is to build awareness of scratch baking and to educate children on how to scratch bake at home. Through educators and group leaders of children's organizations (e.g., 4H, Boy Scouts, Girl Scouts, etc.), the HBA provides programs, materials and products so children can learn the value and fun of scratch baking in their home. The Company is committed to investing in future consumers with Fisher Chef's Naturals Ingredient Nuts.

For the third year in a row, the American Tasting Institute awarded the "Best Tasting Nut in America" to the Fisher brand. Fisher was judged excellent when compared to other national and regional brands on the basis of taste, freshness and appearance for both the snack nut and baking nut categories.

The Company has continued its licensing agreement with Oldways Preservation and Exchange Trust to utilize the Mediterranean Diet Pyramid ("MDP"). The MDP groups nuts and legumes in its second tier with other foods from plant sources. The MDP suggests that the amount of daily consumption from this second tier food group should be second only to foods included in the base tier of the MDP (e.g., grain and potato based foods). Participation in the HBA and the MDP program, and the success of Fisher nuts in taste tests, should help the Company educate current and future consumers on how to use nuts in everyday meal planning and as part of a healthy diet and position Fisher nuts as their nut of choice.

The Company has continued, and will continue, partnering with key retailers to grow both the snack nut and baking nut categories in units, dollar and volume consumption. The Company believes this growth can be accomplished through our retail brand portfolio and the execution of our "one stop category solution" plan. This plan includes the following brands:

-- Private Label brands (800 items) for over 65 retailers across the U.S. in the categories of snack nuts, baking nuts, salty snacks, candy, peanut butter, non-nut baking and extruded snacks.

-- Fisher (110 items) offering high quality nuts in the snack nut and baking nut categories.

-- Evon's (450 items) including snack nuts, baking nuts, candy, extruded snacks and peanut butter.

-- Sunshine Country (77 items) snack and baking nut items.

-- Texas Pride pecans (10 items).

-- Tom Scott (4 items) snack nut and mix items.


Building the Snack Nut and Baking Nut Category
----------------------------------------------

The Company's marketing and sales executives are focused on working with all current private label customers to grow their private label programs in terms of penetration, volume and profits. This is being implemented through annual planning sessions where JBSS offers customers new private label items, annual category promotion plans and new merchandising vehicles to drive sales and better meet their customer needs. In addition, JBSS endeavors to help its private label customers manage their categories through programs and solutions designed to determine optimal product mix, pricing strategies and merchandising frequency.

During the fourth quarter of fiscal year 1998, the Company began a national rollout of Fisher Snack 'N Serve Nut Bowls. This product line is the first major snack nut product launch since the Company acquired Fisher in 1995. Fisher Snack 'N Serve Nut Bowls offer consumers snack nuts in a ready-to-serve bowl that is both reclosable and microwaveable. Compared to conventional nut package types, such as composite tin or jar, the Company's new Snack 'N Serve Nut Bowls offer greater convenience in eating and entertaining with nuts. The bowl's microwaveable feature allows consumers to heat and serve warm roasted jumbo cashews, deluxe mixed nuts, or party peanuts conveniently in the original, attractive container in which they were purchased. This new product line includes the following items:

Fisher Snack 'N Serve Nut Bowl
------------------------------
-- Jumbo Cashews  	-- Bayou Blend
    11 oz.                  10 oz.
-- Deluxe Mixed Nuts 	-- California Mix
    11 oz.                   9 oz.
-- Party Peanuts        -- Fiesta Mix
    12 oz.                   7 oz.

In addition to these items, the Company will offer three holiday gift items during Fall, 1998:

-- Chocolate Covered Pecan Cashew Mix 13 oz.
-- Chocolate Covered Almonds 13 oz.
-- Natural Pistachios 9 oz.

We believe the Company is well positioned to grow both the snack nut and baking nut categories through strategic retailer partnerships and innovative consumer marketing programs. The Company's portfolio of brands, coupled with our one stop category solutions for retailers, offers retailers the advantage of "one stop shopping".

For additional and updated information on JBSS and the Company's brands, please visit our new web site at:
www.jbssinc.com
www.fishernuts.com
www.evonsnuts.com

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
-----------------------------------------------

The following historical consolidated financial data as of and for the year ended June 25, 1998, the twenty-six weeks ended June 26, 1997 and the years ended December 31, 1996, 1995, 1994, and 1993 were derived from the Company's audited consolidated financial statements. The financial data should be read in conjunction with the Company's audited consolidated financial statements and notes thereto, which are included elsewhere herein, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations". The information below is not necessarily indicative of the results of future operations. As used herein, unless the context otherwise indicates, the terms "Company" and "JBSS" refer collectively to John B. Sanfilippo & Son, Inc. and its wholly owned subsidiaries, including Sunshine Nut Co., Inc. ("Sunshine").

Statement of Operations Data:
($ in thousands, except per share data)

                                             Twenty-six                 Year Ended December 31,
                             Year Ended      Weeks Ended     --------------------------------------------
                           June 25, 1998    June 26, 1997       1996        1995        1994        1993
                           -------------    -------------    --------    --------    --------    --------
Net sales                     $317,390         $133,064      $294,404    $277,741    $208,970    $202,583
Cost of sales                  260,486          111,580       255,204     230,691     177,728     167,403
                              --------         --------      --------    --------    --------    --------
Gross profit                    56,904           21,484        39,200      47,050      31,242      35,180
Selling and
  administrative expenses       39,942           16,762        35,410      30,338      25,857      21,762
                              --------         --------      --------    --------    --------    --------
Income from operations          16,962            4,722         3,790      16,712       5,385      13,418
Interest expense                 8,776            4,135         9,051       7,673       6,015       4,224
Other income                       525              252           450         607         889       1,011
                              --------         --------      --------    --------    --------    --------
Income (loss) before
  income taxes                   8,711              839        (4,811)      9,646         259      10,205
Income tax (expense) benefit    (3,589)            (388)        1,820      (3,858)       (210)     (4,082)
                              --------         --------      --------    --------    --------    --------
Net income (loss)             $  5,122         $    451      $ (2,991)   $  5,788    $     49    $  6,123
                              ========         ========      ========    ========    =========   ========
Basic earnings (loss)
  per common share            $   0.56         $   0.05      $  (0.33)   $   0.64    $   0.00    $   0.74
Diluted earnings (loss)
  per common share            $   0.56         $   0.05      $  (0.33)   $   0.63    $   0.00    $   0.68
Dividends declared per
  common share                $   0.00         $   0.00      $   0.00    $   0.00    $   0.00    $   0.05




Balance Sheet Data:
($ in thousands)
                                                                               December 31,
                              June 25,         June 26,      --------------------------------------------
                                 1998             1997          1996        1995        1994        1993
                              --------         --------      --------    --------    --------    --------
Working capital               $ 52,850         $ 49,866      $ 40,956    $ 58,148    $ 36,418    $ 56,221
Total assets                   219,676          187,417       205,352     219,002     199,714     157,011
Long-term debt                  63,182           68,862        63,319      74,681      52,804      46,409
Total debt                     117,930           92,833        98,310     106,849     106,716      70,926
Stockholders' equity            78,198           73,071        72,620      75,611      68,092      69,247


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS
-----------------------------------------------------------------------
The statements contained in the following Management's Discussion and Analysis of Financial Condition and Results of Operations which are not historical (including statements concerning the Company's expectations regarding the upcoming year 2000 and market risk) are "forward looking statements". These forward looking statements, which are generally followed (and therefore identified) by a cross reference to "Factors That May Affect Future Results" or are identified by the use of forward-looking words and phrases such as "intent", "may", "believes" and "expects", represent the Company's present expectations or beliefs concerning future events. The Company cautions that such statements are qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including the factors described below under "Factors That May Affect Future Results", as well as the timing and occurrence (or non-occurrence) of transactions and events which may be subject to circumstances beyond the Company's control. Results actually achieved thus may differ materially from expected results included in these statements. As used herein, unless the context otherwise indicates, the terms "Company" and "JBSS" refer collectively to John B. Sanfilippo &
Son, Inc. and its wholly owned subsidiaries, including Sunshine Nut Co., Inc. ("Sunshine").

General
-------

On April 30, 1997, the Board of Directors of the Company voted to change the Company's fiscal year from a calendar year to a fiscal year that ends on the final Thursday of June each year. References herein to fiscal 1998 are to the fiscal year ended June 25, 1998. References herein to the "Transition Period" are to the twenty-six weeks ended June 26, 1997. References herein to fiscal 1996 and fiscal 1995 are to the fiscal years ended December 31, 1996 and December 31, 1995, respectively.

The Company's business is seasonal. Demand for peanut and other nut products is highest during the months of October, November and December. Peanuts, pecans, walnuts, almonds and cashews, the Company's principal raw materials, are purchased primarily during the period from August to February and are processed throughout the year. As a result of this seasonality, the Company's personnel and working capital requirements peak during the last four months of the calendar year.

Also, due primarily to the seasonal nature of the Company's business, the Company maintains significant inventories of peanuts, pecans, walnuts, almonds and other nuts at certain times of the year, especially during the second and third quarters of the Company's fiscal year. Fluctuations in the market prices of such nuts may affect the value of the Company's inventory and thus the Company's profitability. For example, declines in the market prices for pecans required the Company to record a $2.6 million charge in the third quarter of fiscal 1996 to write down the carrying value of its pecan inventory to the lower of cost or market value of such inventory as of September 26, 1996. See "Results of Operations -- Fiscal 1998 Compared to the Fifty-Two Weeks Ended June 26, 1997 -- Gross Profit" and "Results of Operations - Fiscal 1996 Compared to Fiscal 1995 - Gross Profit". There can be no assurance that future write-downs of the Company's inventory may not be required from time to time because of market price fluctuations, competitive pricing pressures, the effects of various laws or regulations or other factors. See "Factors That May Affect Future Results -- Availability of Raw Materials and Market Price Fluctuations".

At June 25, 1998, the Company's inventories totalled approximately
$99.5 million compared to approximately $63.0 million at June 26, 1997. Inventory levels at June 25, 1998 were higher than inventories at June 26, 1997 due primarily to increased levels of purchases for certain nuts, especially walnuts and pecans. See "Factors That May Affect Future Results -- Availability of Raw Materials and Market Price Fluctuations".

In order to enhance consumer awareness of dietary issues associated with the consumption of peanuts and other nut products, the Company has taken steps to educate the consumer about the benefits of nut consumption. Also, there have been various medical studies detailing the healthy attributes of nuts and the Mediterranean Diet Pyramid promotes the daily consumption of nuts as part of a healthy diet. The Company has no experience or data that indicates that the growth in the number of health conscious consumers will cause a decline in nut consumption. Also, over the last two years there has been some publicity concerning allergic reactions to peanuts and other nuts. However, the Company has no experience or data that indicates the peanut and other nut related allergies have affected the Company's business. Furthermore, the Company does not presently believe that nut-related allergies will have a material adverse affect on the Company in the foreseeable future. However, the U.S. Department of Transportation has recently proposed a set of guidelines to the major airlines which would require airlines to accommodate passengers with peanut allergies by providing peanut-free "buffer zones" on request to passengers with medically documented severe allergies to peanuts. Under the guidelines these buffer zones would consist, at a minimum, of the passenger's row and the rows immediately in front or behind his or her row. Medical experts estimate that only one-tenth of 1% of the population is affected by peanut allergies. There can be no assurance that the airlines, some of which are customers of the Company, will not materially reduce or eliminate peanuts and other nut-related snacks in response to these guidelines, the Company believes that, while such a decision by its airline customers would reduce the Company's revenues, given the relatively low percentage of the Company's total revenues represented by sales to these customers, such a decision would not otherwise have a material adverse effect on the Company's results of operations.

Results of Operations
---------------------

The following tables present certain items of the Company's results of operations for fiscal 1998 and the fifty-two weeks ended June 26, 1997, the Transition Period and the twenty-six weeks ended June 27, 1996, and fiscal
1996 and fiscal 1995.  The results of operations for the fifty-two weeks ended June 26, 1997 and the twenty-six weeks ended June 27, 1996 were not audited (since the Company changed its fiscal year end to the final
Thursday in June, effective June 26, 1997), but are presented to provide a more meaningful comparison of the Company's results of operations.  Dollars are presented in thousands.
                                              Fifty-Two
                      Year Ended     % of    Weeks Ended     % of   % Increase
                    June 25, 1998 Net Sales June 26, 1997 Net Sales  (Decrease)
                    ------------- --------- ------------- --------- -----------
Net sales                $317,390   100.0      $309,500      100.0        2.6
Gross profit               56,904    17.9        43,209       14.0       31.7
Selling expenses           29,475     9.3        25,290        8.2       16.5
Administrative expenses    10,467     3.3        10,828        3.5       (3.3)
Income from operations     16,962     5.3         7,091        2.3      139.2

                      Twenty-Six              Twenty-Six
                     Weeks Ended     % of    Weeks Ended     % of   % Increase
                    June 26, 1997 Net Sales June 27, 1996 Net Sales  (Decrease)
                    ------------- --------- ------------- --------- -----------
Net sales                $133,064   100.0      $117,968      100.0       12.8
Gross profit               21,484    16.1        17,475       14.8       22.9
Selling expenses           11,787     8.9        10,406        8.8       13.3
Administrative expenses     4,975     3.7         5,644        4.8      (11.9)
Income from operations      4,722     3.5         1,425        1.2      231.4

                      Year Ended              Year Ended
                     December 31,   % of     December 31,   % of    % Increase
                           1996   Net Sales      1995     Net Sales  (Decrease)
                    ------------- --------- ------------- --------- -----------
Net sales                $294,404   100.0      $277,741      100.0        6.0
Gross profit               39,200    13.3        47,050       16.9      (16.7)
Selling expenses           23,909     8.1        20,231        7.3       18.2
Administrative expenses    11,501     3.9        10,107        3.6       13.8
Income from operations      3,790     1.3        16,712        6.0      (77.3)


Fiscal 1998 Compared to the Fifty-Two Weeks Ended June 26, 1997
---------------------------------------------------------------

Net Sales. Net sales increased from approximately $309.5 million for the fifty-two weeks ended June 26, 1997 to approximately $317.4 million for fiscal 1998, an increase of approximately $7.9 million or 2.6%. The increase in net sales was due primarily to increased unit volume sales to the Company's retail and food service customers. The increase in net sales to food service customers was due primarily to additional unit volume sales to airline customers. These increases were slightly offset by lower industrial sales, primarily at Sunshine. As discussed above, the U.S. Department of Transportation has recently proposed guidelines that could result in a reduction by airline customers of their purchases of peanuts and other nut snacks from the Company. See "General."

Gross Profit. Gross profit in fiscal 1998 increased 31.7% to $56.9 million from $43.2 million for the fifty-two weeks ended June 26, 1997. Gross profit margin increased from 14.0% for the fifty-two weeks ended June 26, 1997 to 17.9% for fiscal 1998. This increase was due primarily to (i) increases in net sales as a percentage of total sales to retail customers, which generally carry higher margins than sales to the Company's other customers, and (ii) a $2.6 million write-down of the Company's pecan inventory as of the end of the quarter ended September 26, 1996 to reflect the lower of cost or market value of such inventory as a result of decreased prices for pecan meats, as well as corresponding low margins on pecan sales during the first half of the fifty-two week period ended June 26, 1997.

Selling and Administrative Expenses. Selling and administrative expenses as a percentage of net sales increased from 11.7% for the fifty-two weeks ended June 26, 1997 to 12.6% for fiscal 1998. Selling expenses as a percentage of net sales increased from 8.2% for the fifty-two-weeks ended June 26, 1997 to 9.3% for fiscal 1998. This increase was due primarily to higher promotional allowances to support the growth in the Company's sales to retail customers. Administrative expenses as a percentage of net sales decreased from 3.5% for the fifty-two weeks ended June 26, 1997 to 3.3% for fiscal 1998. This decrease was due primarily to the Company's efforts to control administrative expenses coupled with a higher revenue base.

Income from Operations. Due to the factors discussed above, income from operations increased from approximately $7.1 million, or 2.3% of net sales, for the fifty-two weeks ended June 26, 1997 to approximately $17.0 million, or 5.3% of net sales, for fiscal 1998.

Interest Expense.  Interest expense increased from approximately
$8.4 million for the fifty-two weeks ended June 26, 1997 to approximately $8.8 million for fiscal 1998. This increase was due primarily to a higher average level of borrowings during fiscal 1998 compared to the fifty-two weeks ended June 26, 1997 to finance a higher level of inventory purchases.

Income Taxes. The Company recorded income tax expense of approximately $3.6 million, or 41.2% of income before income taxes, for fiscal 1998.

The Transition Period Compared to the Twenty-Six Weeks Ended June 27, 1996
--------------------------------------------------------------------------

Net Sales. Net sales increased from approximately $118.0 million for the twenty-six weeks ended June 27, 1996 to approximately $133.1 million for the Transition Period, an increase of approximately $15.1 million or 12.8%. The increase in net sales was due primarily to increased unit volume sales to the Company's retail and food service customers. The increase in net sales to food service customers was due primarily to additional unit volume sales to airline customers. As discussed above, the U.S. Department of Transportation has recently proposed guidelines that could result in a reduction by airline customers of their purchases of peanuts and other nut snacks from the Company. See "General." Net sales to the Company's industrial customers declined slightly in the Transition Period compared to the twenty-six weeks ended June 27, 1996.

Gross Profit. Gross profit in the Transition Period increased 22.9% to $21.5 million from $17.5 million for the twenty-six weeks ended June 27, 1996. Gross profit margin increased from 14.8% for the twenty-six weeks ended June 27, 1996 to 16.1% for the Transition Period. This increase was due primarily to (i) increases in net sales as a percentage of total sales to retail customers, which generally carry higher margins than sales to the Company's other customers, and (ii) declines in the market price for processed pecan meats negatively affecting the gross profit margin for the twenty-six weeks ended June 27, 1996.

Selling and Administrative Expenses. Selling and administrative expenses as a percentage of net sales decreased from 13.6% for the twenty-six weeks ended June 27, 1996 to 12.6% for the Transition Period. Selling expenses as a percentage of net sales increased marginally from 8.8% for the twenty-six weeks ended June 27, 1996 to 8.9% for the Transition Period. Administrative expenses as a percentage of net sales decreased from 4.8% for the twenty-six weeks ended June 27, 1996 to 3.7% for the Transition Period. This decrease was due primarily to lower staffing costs due to the restructuring of certain administrative functions after the first quarter of 1996.

Income from Operations. Due to the factors discussed above, income from operations increased from approximately $1.4 million, or 1.2% of net sales, for the twenty-six weeks ended June 27, 1996 to approximately $4.7 million, or 3.5% of net sales, for the Transition Period.

Interest Expense.  Interest expense decreased from approximately
$4.8 million for the twenty-six weeks ended June 27, 1996 to approximately $4.1 million for the Transition Period. This decrease was due primarily to a lower average level of borrowings during the Transition Period compared to the twenty-six weeks ended June 27,1996 due to improved operating results, reduced working capital requirements and reduced fixed asset expenditures.


Income Taxes. The Company recorded income tax expense of approximately $0.4 million, or 46.2% of income before income taxes, for the Transition Period.

Fiscal 1996 Compared to Fiscal 1995
-----------------------------------

Net Sales.  Net sales increased from $277.7 million in fiscal 1995 to $294.4 million in fiscal 1996, an increase of $16.7 million, or 6.0%. The increase in net sales was due primarily to increased unit volume sales to the Company's retail, industrial and food service customers. The increase in net sales to retail customers was due primarily to the additional unit volume sales generated by the Company's Fisher Nut Division, which was acquired by the Company in the fourth quarter of fiscal 1995. The increase in unit volume sales to retail customers was partially offset by decreases in net sales to certain retail customers such as Sam's Club. During the first quarter of fiscal 1996, the Company was outbid for Sam's Club business, which accounted for approximately $23.4 million of the Company's net sales in fiscal 1995. See "--Gross Profit" and "Factors That May Affect Future Results -- Competitive Environment". The increase in net sales to industrial customers was due primarily to additional unit volume sales by Sunshine. Net sales to food service customers increased due to
higher sales to airlines.   As discussed above, the U.S. Department of
Transportation has recently proposed guidelines that could result in a reduction by airline customers of their purchases of peanuts and other nut snacks from the Company. See "General". In fiscal 1996, net sales to government customers declined, as the Company chose to bid on fewer government contracts.

Gross Profit. Gross profit in fiscal 1996 decreased 16.7% to $39.2 million from $47.1 million in fiscal 1995. Gross profit margin decreased from 16.9% in fiscal 1995 to 13.3% in fiscal 1996. This decrease was due primarily to (i) declines in the market price for processed pecan meats throughout fiscal 1996 relative to the cost of the Company's pecan inventory, (ii) a $2.6 million write-down of the Company's pecan inventory as of the end of the third quarter of fiscal 1996 to reflect the lower of cost or market value of such inventory, and (iii) increases in raw material costs which the Company was unable to offset with increases in selling prices. The Company's gross profit and gross profit margin were also adversely affected by the Company's relocation of its pecan shelling operations from Des Plaines, Illinois to the Company's new pecan shelling facility in Selma, Texas. Although the relocation occurred during the fourth quarter of fiscal 1995, the new facility was not fully operational until midway through the first quarter of fiscal 1996 and, consequently, the Company was not able to fully absorb the overhead expenses of that facility during the first quarter of fiscal 1996.

Selling and Administrative Expenses. Selling and administrative expenses as a percentage of net sales increased from 10.9% in fiscal 1995 to 12.0% in fiscal 1996. Selling expenses as a percentage of net sales increased from 7.3% in fiscal 1995 to 8.1% in fiscal 1996. This increase was due primarily to increased promotional expenses, staffing costs and commissions. Administrative expenses as a percentage of net sales increased from 3.6% in fiscal 1995 to 3.9% in fiscal 1996. This increase in administrative expenses as a percentage of net sales was due primarily to
(i) higher staffing costs, and (ii) amortization expense related to acquisitions.

Income from Operations. Due to the factors discussed above, income from operations decreased from $16.7 million in fiscal 1995 to $3.8 million in fiscal 1996, a decrease of $12.9 million, or 77.3%. As a percentage of net sales, operating income decreased from 6.0% in fiscal 1995 to 1.3% in fiscal 1996.

Interest Expense. Interest expense increased from $7.7 million in fiscal 1995 to $9.1 million in fiscal 1996, an increase of $1.4 million or 18.0%. This increase was due primarily to a higher average level of borrowings due to working capital requirements for the first three quarters of fiscal 1996, capital expenditures and the impact of the net loss for fiscal 1996.

Income Taxes. The Company recorded an income tax benefit of approximately $1.8 million, or 37.8% of the loss before income taxes for fiscal 1996.

Liquidity and Capital Resources
-------------------------------

General
-------

During fiscal 1998, the Company continued to finance its activities through a bank credit facility entered into on March 31, 1998 (the "Bank Credit Facility"), a bank credit facility which was replaced by the Bank Credit Facility (the "Prior Bank Credit Facility"), $35.0 million borrowed under a long-term financing facility originally entered into by the Company in 1992 (the "Long-Term Financing Facility") and $25.0 million borrowed on September 12, 1995 under a long-term financing arrangement (the "Additional Long-Term Financing").

Net cash used in operating activities was approximately $19.9 million for fiscal 1998 compared to net cash provided by operating activities of approximately $25.9 million for the fifty-two weeks ended June 26, 1997.
The significant increase in cash used in operating activities was due primarily to increased purchases of certain nuts, especially pecans and walnuts, and to a lesser extent, increased costs of pecans, which resulted in an increase of approximately $36.5 million in inventories from June 26, 1997 to June 25, 1998. As a result of the increase in inventories, notes payable increased to approximately $49.0 million at June 25, 1998 from approximately $19.0 million at June 26, 1997. The largest component of net cash used in investing activities during fiscal 1998 was approximately $4.2 million in capital expenditures. During fiscal 1998, the Company repaid approximately $4.9 million of long-term debt, compared to approximately $4.6 million for the year ended June 26, 1997.

Financing Arrangements
----------------------

The unsecured Bank Credit Facility is comprised of (i) a working capital revolving loan which provides working capital financing of up to approximately $61.7 million, in the aggregate, and matures on March 31, 2001, and (ii) an $8.3 million letter of credit (the "IDB Letter of Credit") to secure the industrial development bonds described below which mature on June 1, 2002. Borrowings under the working capital revolving loan accrue interest at a rate (the weighted average of which was 6.68% at June 25, 1998) determined pursuant to a formula based on the agent bank's quoted rate and the Eurodollar Interbank rate.

Of the total $35.0 million of borrowings under the Long-Term
Financing Facility, $25.0 million matures on August 15, 2004, bears interest at rates ranging from 7.34% to 9.18% per annum payable quarterly, and requires equal semi-annual principal installment payments based on a ten-year amortization schedule. The remaining $10.0 million of this indebtedness matures on May 15, 2006, bears interest at the rate of 9.16% per annum payable quarterly, and requires equal semi-annual principal installment payments based on a ten-year amortization schedule. The Long-Term Financing Facility was amended on March 31, 1998 to, among other things, convert it from a secured to an unsecured credit facility and conform it to certain terms of the Bank Credit Facility. As of June 25, 1998, there was approximately $24.1 million total principal amount outstanding under the Long-Term Financing Facility.

The Additional Long-Term Financing has a maturity date of September
1, 2005 and (i) as to $10.0 million of the principal amount thereof, bears interest at an annual rate of 8.3% payable semiannually and, beginning on September 1, 1999, requires annual principal payments of approximately $1.4 million each through maturity, and (ii) as to the other $15.0 million of the principal amount thereof, bears interest at an annual rate of 9.38% payable semiannually and requires principal payments of $5.0 million each on September 1, 2003 and September 1, 2004, with a final payment of $5.0 million at maturity on September 1, 2005. The Additional Long-Term Financing was amended on March 31, 1998 to, among other things, convert it from a secured to an unsecured credit facility and conform it to certain terms of the Bank Credit Facility. As of June 25, 1998, the total principal amount outstanding under the Additional Long-Term Financing was $25.0 million.

The terms of the Company's financing facilities, as amended, include certain restrictive covenants that, among other things: (i) require the Company to maintain specified financial ratios; (ii) limit the Company's annual capital expenditures to $7.5 million; and (iii) require that Jasper B. Sanfilippo (the Company's Chairman of the Board and Chief Executive Officer) and Mathias A. Valentine (a director and the Company's President) together with their respective immediate family members and certain trusts created for the benefit of their respective sons and daughters, continue to own shares representing the right to elect a majority of the directors of the Company. In addition, (i) the Long-Term Financing Facility limits the Company's payment of dividends to a cumulative amount not to exceed 25% of the Company's cumulative net income from and after January 1, 1996, (ii) the Additional Long-Term Financing limits cumulative dividends to the sum of (a) 50% of the Company's cumulative net income (or minus 100% of the Company's cumulative net loss) from and after January 1, 1995 to the date the dividend is declared, (b) the cumulative amount of the net proceeds received by the Company during the same period from any sale of its capital stock, and (c) $5.0 million, and (iii) the Bank Credit Facility limits dividends to the lesser of (a) 25% of net income for the previous fiscal year, or (b) $5.0 million, and prohibits the Company from redeeming shares of capital stock. As of June 25, 1998, the Company was in compliance with all restrictive covenants, as amended, under its financing facilities.

The Company has approximately $7.8 million in aggregate principal amount of industrial development bonds outstanding which was used to finance the acquisition, construction and equipping of the Company's Bainbridge, Georgia facility (the "IDB Financing"). The bonds bear interest payable semiannually at 5.375% through May 2002. On June 1, 2002, and on each subsequent interest reset date for the bonds, the Company is required to redeem the bonds at face value plus any accrued and unpaid interest, unless a bondholder elects to retain his or her bonds. Any bonds redeemed by the Company at the demand of a bondholder on the reset date are required to be re-marketed by the underwriter of the bonds on a "best efforts" basis.
Funds for the redemption of bonds on the demand of any bondholder are required to be obtained from the following sources in the following order of priority: (i) funds supplied by the Company for redemption; (ii) proceeds from the remarketing of the bonds; (iii) proceeds from a drawing under the IDB Letter of Credit; or (iv) in the event funds from the foregoing sources are insufficient, a mandatory payment by the Company. Drawings under the IDB Letter of Credit to redeem bonds on the demand of any bondholder are payable in full by the Company upon demand of the lenders under the Bank Credit Facility. In addition, the Company is required to redeem the bonds in varying annual installments, ranging from $185,000 in fiscal 1999 to $780,000 in fiscal 2017. The Company is also required to redeem the bonds in certain other circumstances; for example, within 180 days after any determination that interest on the bonds is taxable. The Company has the option, subject to certain conditions, to redeem the bonds at face value plus accrued interest, if any.

Significant Acquisitions and Capital Expenditures
-------------------------------------------------

The Company invested over $58 million in capital expenditures on major expansion projects from calendar 1993 through calendar 1996. These programs are now completed. For fiscal 1998, capital expenditures were approximately $4.3 million. The Company believes that capital expenditures for fiscal 1999 will be comparable to the levels incurred in fiscal 1998. Capital Resources

As of June 25, 1998, the Company had approximately $14.2 million of available credit under the Bank Credit Facility. The Company believes that cash flow from operating activities and funds available under the Bank Credit Facility will be sufficient to meet working capital requirements and anticipated capital expenditures for the foreseeable future.

Year 2000
---------

The Company has substantially completed its review of its internal systems, processes and facilities to determine if it has software or hardware applications that are unable to appropriately interpret or recognize the calendar tear 2000 (the "Year 2000"). In addition, the Company is in the process of conducting a survey of third parties with whom it has material business relationships (such as customers, suppliers and financial institutions) to determine if they have Year 2000 issues that will materially and adversely impact the Company.

The Company believes, based on representations from its software vendors, that its internal computer system (which was installed in 1991) and applications are Year 2000 compliant. Furthermore, the internal computer system will be undergoing a regularly scheduled upgrade to the latest release by the end of the September 1998 quarter. The internal computer system is responsible for inventory control applications, financial reporting and payroll. In addition, the Company has reviewed its manufacturing operations and has determined that no material portion of such operations is date sensitive. Certain of the Company's customers submit orders through Electronic Data Interchange ("EDI"), a third party computer system utilized by the Company. The Company's EDI system is currently undergoing a regularly scheduled upgrade which is expected to be completed by the end of calendar 1998. Upon completion of this upgrade, the Company expects, based on representations from software vendors, that its EDI system will be Year 2000 compliant. The Company is also reviewing its desktop computer systems and facilities for Year 2000 issues (and expects to complete that review early in calendar 1999), but does not presently believe that any Year 2000 issues related to such systems and facilities would have a material adverse effect on the Company.

Also, the Company is in the process of making initial inquiries of third parties with whom it has material business relationships to determine whether they will be able to resolve in a timely manner any Year 2000 problems materially and adversely affecting the Company. In the course of these initial inquiries, which have focused primarily on the Company's major customers, the Company has not been made aware of any material Year 2000 issues which would adversely affect the Company. In addition, the Company's major vendors are growers, and the Company believes they are not dependent upon computers in order to transact business. The Company expects to complete a survey of such third parties by the end of calendar 1998.

Based upon the Company's review of its systems and the current status of the Company's survey of third parties with whom it has material business relationships, the Company has not identified any material costs to address, or material risks related to, Year 2000 issues. There can be no assurance, however, that Year 2000 issues will not have a material adverse effect on the Company if the Company and/or those with whom it conducts business are unsuccessful in identifying or implementing timely solutions to any Year 2000 issues. The Company intends to continue its review of its Year 2000 status with the intention of completing that review on the schedule described above and, as to the extent necessary, developing Year 2000 contingency plans for critical business processes. In a worst case Year 2000 scenario, the Company presently believes it would revert back to manual applications to perform order entry, billing and similar functions.

Factors That May Affect Future Results
--------------------------------------

Availability of Raw Materials and Market Price Fluctuations
-----------------------------------------------------------

The availability and cost of raw materials for the production of the Company's products, including peanuts, pecans, other nuts, dried fruit and chocolate, are subject to crop size and yield fluctuations caused by factors beyond the Company's control, such as weather condition and plant diseases. Additionally, the supply of edible nuts and other raw materials used in the Company's products could be reduced upon a determination by the United States Department of Agriculture (the "USDA") or other government agency that certain pesticides, herbicides or other chemicals used by growers have left harmful residues on portions of the crop or that the crop has been contaminated by aflatoxin or other agents. Shortages in the supply of and resulting increases in the prices of nuts and other raw materials used by the Company in its products (to the extent that cost increases cannot be passed on to customers) could have an adverse impact on the Company's profitability. Furthermore, fluctuations in the market prices of nuts, dried fruit or chocolate may affect the value of the Company's inventory and the Company's profitability. For example, during the third quarter of fiscal 1996 the Company was required to record a $2.6 million charge against its earnings to reflect the impact of a lower cost or market adjustment of its pecan inventory. The Company has a significant inventory of nuts, dried fruit and chocolate that would be adversely affected by any decrease in the market price of such raw materials. See "General".

Competitive Environment
-----------------------

The Company operates in a highly competitive environment. The Company's principal products compete against food and snack products manufactured and sold by numerous regional and national companies, some of which are substantially larger and have greater resources than the Company, such as Planters Livesavers Company (a subsidiary of RJR Nabisco, Inc.) and Ralcorp Holdings, Inc. The Company also competes with other shellers in the industrial market and with regional processors in the retail and wholesale markets. In order to maintain or increase its market share, the Company must continue to price its products competitively, which may lower revenue per unit and cause declines in gross margin, if the Company is unable to increase unit volumes as well as reduce its costs.

Fixed Price Commitments
-----------------------

From time to time, the Company enters into fixed price commitments with its customers. Such commitments typically represent 10% or less of the Company's annual net sales and are normally entered into after the Company's cost to acquire the nut products necessary to satisfy the fixed price commitment is substantially fixed. The Company plans to continue entering into fixed price commitments with respect to certain of its nut products prior to fixing its acquisition cost when, in management's judgment, market or crop harvest conditions so warrant. To the extent the Company does so, these fixed price commitments may result in losses. Historically, however, such losses have generally been offset by gains on other fixed price commitments. However, there can be no assurance that losses from fixed price commitments may not have a material adverse effect on the Company's results of operations.

Federal Regulation of Peanut Prices, Quotas and Poundage Allotments
-------------------------------------------------------------------

Peanuts are an important part of the Company's product line. Approximately 50% of the total pounds of products processed annually by the Company are peanuts, peanut butter and other products containing peanuts. The production and marketing of peanuts are regulated by the USDA under the Agricultural Adjustment Act of 1938 (the "Agricultural Adjustment Act").
The Agricultural Adjustment Act, and regulations promulgated thereunder, support the peanut crop by: (i) limiting peanut imports (other than as described below pursuant to the North American Free Trade Agreement and the Uruguay Round Agreement of the General Agreement on Trade and Tariffs), (ii) limiting the amount of peanuts that American farmers are allowed to take to the domestic market each year, and (iii) setting a minimum price that a sheller must pay for peanuts which may be sold for domestic consumption.
The amount of peanuts that American farmers can sell each year is determined by the Secretary of Agriculture and is based upon the prior year's peanut consumption in the United States. Only peanuts that qualify under the quota may be sold for domestic food products and seed. The peanut quota for the 1998 calendar year is approximately 1.2 million tons. Peanuts in excess of the quota are called "additional peanuts" and generally may only be exported or used domestically for crushing into oil or meal. Current regulations permit additional peanuts to be domestically processed and exported as finished goods to any foreign country. The quota support price for the 1998 calendar year is approximately $615 per ton.

The 1996 Farm Bill extended the federal support and subsidy program for peanuts for seven years. However, there are no assurances that Congress will not change or eliminate the program prior to its scheduled expiration. Changes in the federal peanut program could significantly affect the supply of, and price for, peanuts. While the Company has successfully operated in a market shaped by the federal peanut program for many years, the Company believes that it could adapt to a market without federal regulation if that were to become necessary. However, the Company has no experience in operating in such a peanut market, and no assurances can be given that the elimination or modification of the federal peanut program would not adversely affect the Company's business. Future changes in import quota limitations or the quota support price for peanuts at a time when the Company is maintaining a significant inventory of peanuts or has significant outstanding purchase commitments could adversely affect the Company's business by lowering the market value of the peanuts in its inventory or the peanuts which it is committed to buy. While the Company believes that its ability to use its raw peanut inventories in its own processing operations gives it greater protection against these changes than is possessed by certain competitors whose operations are limited to either shelling or processing, no assurances can be given that future changes in, or the elimination of, the federal peanut program or import quotas will not adversely affect the Company's business.

The North American Free Trade Agreement ("NAFTA"), effective January 1, 1994, committed the United States, Mexico and Canada to the elimination of quantitative restrictions and tariffs on the cross-border movement of industrial and agricultural products. Under NAFTA, United States import restrictions on Mexican shelled and inshell peanuts were replaced by a tariff rate quota, initially set at 3,377 tons and which increases by a 3% compound rate each year until 2001. Shipments within the quota's parameters enter the U.S. duty-free, while imports above-quota parameters from Mexico face tariffs. The tariffs are being phased out gradually and are scheduled to be eliminated by 2001.

The Uruguay Round Agreement of the General Agreement on Trade and Tariffs ("GATT") took effect on July 1, 1995. Under GATT, the United States must allow peanut imports to grow to 5% of domestic consumption by 2001, and import quotas on peanuts were replaced by high ad valorem tariffs, which must be reduced annually pursuant to the terms of GATT. Also under GATT, the United States may continue to limit imports of peanut butter but is permitted to establish a tariff rate quota for peanut butter imports based on 1993 import levels. Peanut butter imports above the quota are subject to an over-quota ad valorem tariff which also must be reduced annually pursuant to the terms of GATT.

Although NAFTA and GATT do not directly affect the federal peanut program, the federal government may, in future legislative initiatives, reconsider the federal peanut program in light of these agreements. The Company does not believe that NAFTA and GATT have had a material impact on the Company's business or will have a material impact on the Company's business in the near term.

Quantitative and Qualitative Disclosures About Market Risk
----------------------------------------------------------

The Company has not entered into transactions using derivative financial instruments. The Company believes that its exposure to market risk related to its other financial instruments (which are the debt instruments under "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources") is not material.



REPORT OF MANAGEMENT
--------------------

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

Our independent auditors, PricewaterhouseCoopers LLP, conduct annual audits of our financial statements in accordance with generally accepted auditing standards which include the review of internal controls for the purpose of establishing audit scope, and issue an opinion on the fairness of such financial statements.

The Company has an Audit Committee that meets periodically with management and the independent auditors to review the manner in which they are performing their responsibilities and to discuss auditing, internal accounting controls and financial reporting matters. The independent auditors periodically meet alone with the Audit Committee and have free access to the Audit Committee at any time.

/s/ GARY P. JENSEN
------------------
Gary P. Jensen
Executive Vice President, Finance
& Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS
---------------------------------

To the Board of Directors and Stockholders of John B. Sanfilippo & Son, Inc.


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of John B. Sanfilippo & Son, Inc. and its subsidiaries at June 25, 1998 and June 26, 1997, and the results of their operations and their cash flows for the year ended June 25, 1998, for the twenty-six week period ended June 26, 1997 and for the years ended December 31, 1996 and 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP
------------------------------
PRICEWATERHOUSECOOPERS LLP
Chicago, Illinois
August 18, 1998


CONSOLIDATED BALANCE SHEETS
---------------------------

June 25, 1998 and June 26, 1997
(dollars in thousands)
                                                   June 25,        June 26,
                                                      1998            1997
                                                  --------        --------
ASSETS
CURRENT ASSETS:
Cash                                              $    549        $    631
Accounts receivable, including related
  party receivables of $1,010 and $290,
  respectively, less allowance for doubtful
  accounts of $846 and $669, respectively           23,901          25,200
Inventories                                         99,535          62,988
Deferred income taxes                                  417             618
Income taxes receivable                              1,454           2,830
Prepaid expenses and other current assets            3,024           1,419
                                                  --------        --------
TOTAL CURRENT ASSETS                               128,880          93,686
                                                  --------        --------
PROPERTIES :
Buildings                                           55,318          55,211
Machinery and equipment                             70,099          66,019
Furniture and leasehold improvements                 5,001           4,956
Vehicles                                             4,260           4,190
                                                  --------        --------
                                                   134,678         130,376
Less: Accumulated depreciation                      60,943          53,749
                                                  --------        --------
                                                    73,735          76,627
Land                                                 1,892           1,892
                                                  --------        --------
TOTAL PROPERTIES                                    75,627          78,519
                                                  --------        --------
OTHER ASSETS:
Goodwill and other intangibles                       7,754           8,667
Miscellaneous                                        7,415           6,545
                                                  --------        --------
TOTAL OTHER ASSETS                                  15,169          15,212
                                                  --------        --------
TOTAL ASSETS                                      $219,676        $187,417
                                                  ========        ========

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS
---------------------------

June 25, 1998 and June 26, 1997
(dollars in thousands, except per share amounts)


                                                   June 25,        June 26,
                                                      1998            1997
                                                   --------        --------
LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Notes payable                                      $ 48,959        $ 19,034
Current maturities of long-term debt                  5,789           4,937
Accounts payable, including related party
  payables of $591 and $334                          12,038          11,193
Accrued expenses                                      9,244           8,656
                                                   --------        --------
TOTAL CURRENT LIABILITIES                            76,030          43,820
                                                   --------        --------
LONG-TERM LIABILITIES
Long-term debt                                       63,182          68,862
Deferred income taxes                                 2,266           1,664
                                                   --------        --------
TOTAL LONG-TERM LIABILITIES                          65,448          70,526
                                                   --------        --------
STOCKHOLDERS' EQUITY:
Preferred Stock, $.01 par value; 500,000
  shares authorized, none issued or
  outstanding                                            --              --
Class A Common Stock, cumulative voting
  rights of ten votes per share, $.01 par
  value; 10,000,000 shares authorized,
  3,687,426 shares issued and outstanding                37              37
Common Stock, noncumulative voting rights
  of one vote per share, $.01 par value;
  10,000,000 shares authorized, 5,579,039
  and 5,578,140 shares issued and outstanding            56              56
Capital in excess of par value                       57,196          57,191
Retained earnings                                    22,113          16,991
Treasury stock, at cost                              (1,204)         (1,204)
                                                   --------        --------
TOTAL STOCKHOLDERS' EQUITY                           78,198          73,071
                                                   --------        --------
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY           $219,676        $187,417
                                                   ========        ========

The accompanying notes are an integral part of these financial statements.


CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------

For the year ended June 25, 1998, the twenty-six weeks ended June 26, 1997 and June 27, 1996 and the years ended December 31, 1996, and 1995
(dollars in thousands, except for earnings per share)



                                                             Twenty-six Weeks Ended
                                                             ------------------------
                                                Year Ended                  June 27,       Year Ended December 31,
                                                  June 25,      June 26,       1996        -----------------------
                                                     1998          1997    (Unaudited)         1996         1995
                                                ----------   -----------   ----------      ---------     --------
Net sales                                         $317,390      $133,064     $117,968       $294,404     $277,741
Cost of sales                                      260,486       111,580      100,493        255,204      230,691
                                                ----------   -----------   ----------      ---------     --------
Gross profit                                        56,904        21,484       17,475         39,200       47,050
                                                ----------   -----------   ----------      ---------     --------
Selling expenses                                    29,475        11,787       10,406         23,909       20,231
Administrative expenses                             10,467         4,975        5,644         11,501       10,107
                                                ----------   -----------   ----------      ---------     --------
Total selling and administrative
  expenses                                          39,942        16,762       16,050         35,410       30,338
                                                ----------   -----------   ----------      ---------     --------
Income from operations                              16,962         4,722        1,425          3,790       16,712
                                                ----------   -----------   ----------      ---------     --------
Other income (expense):
Interest expense ($963,$440,
  $453, $899 and $936 to related
  parties)                                          (8,776)       (4,135)      (4,822)        (9,051)      (7,673)
Interest income ($0,$0, $7, $7
  and $135 from related parties)                        29            16           17             27          188
(Loss) gain on disposition of
  properties                                            (4)            3            7             12           26
Rental income                                          500           233          215            411          393
                                                ----------   -----------   ----------      ---------     --------
Total other income (expense)                        (8,251)       (3,883)      (4,583)        (8,601)      (7,066)
                                                ----------   -----------   ----------      ---------     --------
Income (loss) before income taxes                    8,711           839       (3,158)        (4,811)       9,646
Income tax (expense) benefit                        (3,589)         (388)       1,211          1,820       (3,858)
                                                ----------   -----------   ----------      ---------     --------
Net income (loss)                                 $  5,122      $    451     $ (1,947)      $ (2,991)    $  5,788
                                                ==========   ===========   ==========      =========     ========
Basic earnings (loss) per common share            $   0.56      $   0.05     $  (0.21)      $  (0.33)    $   0.64
                                                ==========   ===========   ==========      =========     ========
Diluted earnings (loss) per common share          $   0.56      $   0.05     $  (0.21)      $  (0.33)    $   0.63
                                                ==========   ===========   ==========      =========     ========
Weighted average shares outstanding - basic      9,147,862     9,147,666    9,147,666      9,147,666    9,070,000
Weighted average shares outstanding - diluted    9,168,175     9,147,759    9,147,666      9,147,666  	9,171,204

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
-----------------------------------------------
For the year ended June 25, 1998, the twenty-six weeks ended June 26,
1997  and the years ended December 31, 1996 and 1995
(dollars in thousands, except per share amounts)
                                Class A             Capital in
                                 Common    Common    Excess of    Retained   Treasury
                                 Stock     Stock     Par Value    Earnings     Stock     Total
                                -------    ------   ----------    --------   --------   -------
Balance, December 31, 1994         $37       $54       $55,462     $13,743   $(1,204)   $68,092
Net income                          --        --           --        5,788        --      5,788
Issuance of 185,990 shares
  of Common Stock                   --         2         1,729          --        --      1,731
                                -------    ------   ----------    --------   --------   -------
Balance, December 31, 1995          37        56        57,191      19,531    (1,204)    75,611
Net loss                            --        --            --      (2,991)       --     (2,991)
                                -------    ------   ----------    --------   --------   -------
Balance, December 31, 1996          37        56        57,191      16,540    (1,204)    72,620
Net income                          --        --            --         451        --        451
                                -------    ------   ----------    --------   --------   -------
Balance, June 26, 1997              37        56        57,191      16,991    (1,204)    73,071
Net income                          --        --            --       5,122        --      5,122
Stock options exercised             --        --             5          --        --          5
                                -------    ------   ----------    --------   --------   -------
Balance, June 25, 1998             $37       $56       $57,196     $22,113   $(1,204)   $78,198
                                =======    ======   ==========    ========   ========   =======


The accompanying notes are an integral part of these financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------
For the year ended June 25, 1998, the twenty-six weeks ended June 26,
1997 and June 27, 1996 and the years ended December 31, 1996 and 1995
(dollars in thousands)


                                                          Twenty-six Weeks Ended
                                                          ----------------------
                                             Year Ended                June 27,     Year Ended December 31,
                                               June 25,    June 26,      1996       -----------------------
                                                 1998        1997    (Unaudited)        1996         1995
                                             ----------   ---------  -----------    ---------    ----------
Cash flows from operating activities:
  Net income (loss)                           $  5,122    $    451     $ (1,947)    $ (2,991)     $  5,788
  Adjustments:
    Depreciation and amortization                8,226       4,322        4,139        8,629         7,551
    Loss (gain) on disposition of
      properties                                     4          (4)          (7)          (8)          (26)
    Deferred income taxes                          804         915           --          390           621
  Change in current assets and current
   liabilities:
    Accounts receivable, net                     1,299       2,186        7,021          403        (5,165)
    Inventories                                (36,547)     14,117       13,178       19,255        (7,345)
    Prepaid expenses and other
      current assets                            (1,605)       (595)        (329)        (142)        1,455
    Accounts payable                               845     (12,650)     (17,039)      (2,884)        7,124
    Accrued expenses                               588        (736)        (729)         724         3,365
    Income taxes receivable/payable              1,376        (621)      (2,279)      (2,853)          644
                                             ----------   ---------  -----------    ---------    ----------
  Net cash (used in) provided by
   operating activities                        (19,888)      7,385        2,008       20,523        14,012
                                             ----------   ---------  -----------    ---------    ----------
Cash flows from investing activities:
  Acquisition of properties                     (4,227)     (1,898)      (5,246)      (9,198)      (13,517)
  Proceeds from disposition of
    properties                                       7           7           10           13            50
  Stockholder note receivable                       --          --          354          354           200
  Purchase of Fisher Nut business                   --          --           --           --        (5,779)
  Note receivable from affiliate,
    net of repayments                               --          --           --           --         5,790
  Other                                           (961)        147          (61)      (1,437)       (3,268)
                                             ----------   ---------  -----------    ---------    ----------
  Net cash used in investing activities         (5,181)     (1,744)      (4,943)     (10,268)      (16,524)
                                             ----------   ---------  -----------    ---------    ----------
Cash flows from financing activities:
  Net borrowings (repayments)
    on notes payable                            29,925      (3,259)       4,368       (6,289)      (21,714)
  Principal payments on long-term debt          (4,938)     (2,353)      (1,565)      (3,772)       (3,591)
  Proceeds from issuance of long-term debt          --          --           --           --        27,500
  Proceeds from issuance of Common Stock            --          --           --           --           210
                                             ----------   ---------  -----------    ---------    ----------
  Net cash provided by (used in) financing
   activities                                   24,987      (5,612)       2,803      (10,061)        2,405
                                             ----------   ---------  -----------    ---------    ----------
Net (decrease) increase in cash                    (82)         29         (132)         194          (107)
Cash:
  Beginning of period                              631         602          408          408           515
                                             ----------   ---------  -----------    ---------    ----------
  End of period                               $    549    $    631     $    276     $    602      $    408
                                             ==========   =========  ===========    =========    ==========
Supplemental disclosures of cash flow
 information:
  Interest paid                               $  8,422    $  4,127     $  4,694     $  8,785      $  7,229
  Taxes paid                                     3,421         194        1,104        1,187         2,959
Supplemental schedule of noncash
 investing and financing activities:
  Capital lease obligation incurred                110         136          191          270            --
  Acquisition of Machine Design
   Incorporated                                     --          --           --           --         1,520
  Acquisition of Fisher Nut properties
   payable pursuant to a promissory note            --          --        1,250        1,250            --

The accompanying notes are an integral part of these financial statements.


Notes to Consolidated Financial Statements
------------------------------------------
(dollars in thousands, except share and per share data)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------
Basis of consolidation
----------------------
The consolidated financial statements include the accounts of John B. Sanfilippo & Son, Inc. and its wholly owned subsidiaries, including Sunshine Nut Co., Inc. (collectively, "JBSS" or the "Company").
Intercompany balances and transactions have been eliminated.

Nature of business
------------------
The Company processes and sells shelled and inshell nuts and other snack foods in both retail and wholesale markets. The Company has plants located throughout the United States. Revenues are generated from sales to a variety of customers, including several major retailers and the U.S. government. Revenues are recognized as products are shipped to customers. The related accounts receivable from sales are unsecured.

Acquisitions
------------
On November 6, 1995, the Company completed the first step in its acquisition of certain assets, and the assumption of certain liabilities, of the Fisher Nut business from The Procter & Gamble Company and its affiliates (the "Fisher Transaction"). The Fisher Transaction was divided into several parts, with the Company acquiring:
(i) the Fisher trademarks, brand names, product formulas and other intellectual and proprietary property for $5,000, paid on November 6, 1995; (ii) certain specified items of machinery and equipment for $1,250, payable pursuant to a promissory note dated January 10, 1996 (secured by such machinery and equipment), bearing interest at an annual rate of 8.5% and requiring eight equal quarterly installments of principal (plus accrued interest) commencing in June 1996; (iii) certain of the raw material and finished goods inventories of the Fisher Nut business for $15,789, payable monthly, in cash, in amounts based on the amounts of such inventories actually used by the Company during each month with a final payment of the balance, if any, of the purchase price on March 31, 1996; and (iv) substantially all of the packaging materials of the Fisher Nut business for $1,128, payable monthly, in cash, in amounts based on the amount of such materials actually used by the Company during each month with a final payment of the balance, if any, of the purchase price on November 6, 1996. The acquisition was accounted for in accordance with the purchase method of accounting with the purchase price being allocated to the specific assets based upon their estimated fair value. The intangible assets are being amortized on a straight-line basis over 15 years. Amortization expense was $427 for the year ended June 25, 1998, $208 for the twenty-six weeks ended June 26, 1997 and $409 and $64 for the years ended December 31, 1996 and 1995, respectively.

The following represents the unaudited pro forma results of operations as if the Fisher Transaction had occurred at the beginning of the period presented and reflect estimated purchase accounting and other adjustments related to the acquisition.

                                                (Unaudited)
                                                 Year Ended
                                                December 31,
                                                    1995
                                                ------------
      Net sales                                   $319,540
      Net (loss)                                  $ (7,960)
      Basic and diluted (loss) per common share   $  (0.88)

The pro forma financial information is not necessarily indicative of the results of operations that would have been obtained if the Fisher Transaction had taken place at the beginning of the period presented or of future results of operations.

On September 27, 1995, the Company purchased the Arlington Heights, Illinois facility which it originally leased and renovated in connection with its contract manufacturing arrangement with the Fisher Nut Company. The purchase price for the Arlington Heights facility was approximately $2,235 and was financed pursuant to a first mortgage loan of $2,500. The remaining $265 was used to temporarily reduce the amount outstanding under the Company's prior bank credit facility.

On June 2, 1995, the Company acquired, for $150, the Flavor Tree trademark and substantially all of the assets relating to the products manufactured and sold under that trademark (including certain inventory) from the Dolefam Corporation. The acquisition was accounted for in accordance with the purchase method of accounting.

On May 31, 1995, The Company acquired 100% of the issued and outstanding stock of Machine Design Incorporated ("Machine Design") from Machine Design's then existing stockholders (the "Sellers") for shares of the Company's Common Stock, $.01 par value per share (the "Common Stock"), valued at approximately $1,520. The acquisition of Machine Design, which owns several patents pertaining to nut cracking equipment, but is otherwise not engaged in any active business, was structured as a merger of a newly formed, wholly owned subsidiary of the Company into Machine Design, with Machine Design continuing after the merger as the surviving corporation. The Company issued, on May 31, 1995, 164,342 shares of Common Stock, valued for purposes of the acquisition at $9.25 per share, in payment of the $1,520 purchase price for Machine Design. Pursuant to the Merger Agreement for the acquisition, the Company also issued an additional 21,648 shares of Common Stock to the Sellers on June 13, 1995, valued for purposes of the acquisition at $9.70 per share, for $210 in cash that was included in the assets of Machine Design as of the closing date of the acquisition. The acquisition was accounted for in accordance with the purchase method of accounting with the purchase price being allocated to the specific assets based upon their estimated fair value. The acquisition consisted of patents only, which are being amortized on a straight-line basis over six years. Amortization expense was $261 for the year ended June 25, 1998, $131 for the twenty-six weeks ended June 26, 1997 and $261 and $152 for the years ended December 31, 1996 and 1995, respectively.

Inventories
-----------
Inventories are stated at the lower of cost (first-in, first-out) or market. The value of inventory may be impacted by market price fluctuations.

Properties
----------
Properties are stated at cost. Cost, less the estimated salvage value, is depreciated using the straight-line method over the following estimated useful lives: buildings -- 30 to 40 years, machinery and equipment -- 5 to 10 years, furniture and leasehold improvements -- 5 to 10 years and vehicles -- 3 to 5 years.

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

Income taxes
------------
The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been reported in the Company's financial statements or tax returns. In estimating future tax consequences, the Company considers all expected future events other than changes in tax law or rates.

Fair value of financial instruments
-----------------------------------
Based on borrowing rates presently available to the Company under similar borrowing arrangements, the Company believes the recorded amount of its long-term debt obligations approximates fair market value. The carrying amount of the Company's other financial instruments approximates their estimated fair value based on market prices for the same or similar type of financial instruments.

Company customers
-----------------
The highly competitive nature of the Company's business provides an environment for the loss of customers and the opportunity for new customers.

Gross sales to one customer were $34,770 and $29,297, or 11.7% and 10.4%, of total gross sales for the years ended December 31, 1996 and 1995, respectively.

Management estimates
--------------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Goodwill and other long-lived assets
------------------------------------
The Company reviews the carrying value of goodwill and other long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. This review is performed by comparing estimated undiscounted future cash flows from use of the asset to the recorded value of the asset.

Interim financial data
----------------------
The interim financial data for the twenty-six weeks ended June 27, 1996 is unaudited; however, in the opinion of the Company, the interim data includes all adjustments consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods.

NOTE 2 -EARNINGS PER SHARE
--------------------------
Earnings per common share is calculated using the weighted average number of shares of Common Stock and Class A Common Stock outstanding during the period. In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS 128") which is effective for all prior periods presented. The following table presents the required disclosures under SFAS 128:

                                       Twenty-six
                          Year Ended   Weeks Ended   Year Ended    Year Ended
                           June 25,      June 26,   December 31,  December 31,
                              1998         1997          1996          1995
                          ----------   -----------  ------------  ------------
  Net income (loss)       $    5,122    $      451   $   (2,991)   $    5,788
  Shares outstanding       9,147,862     9,147,666    9,147,666     9,070,000
  Basic earnings (loss)
      per share           $     0.56    $     0.05   $    (0.33)   $     0.64
  Effect of dilutive
    securities:
  Stock options               20,313            93           --       101,204
  Shares outstanding       9,168,175     9,147,759    9,147,666     9,171,204
  Diluted earnings (loss)
    per share             $     0.56    $     0.05   $    (0.33)   $     0.63

The following table summarizes the weighted-average number of options which were outstanding for the periods presented but were not included in the computation of diluted earnings per share because the exercise prices of the options were greater than the average market price of the Common Stock, or because the options were anti-dilutive due to a net loss for the period.

                                                         Weighted-Average
                                     Number of Options     Exercise Price
                                     -----------------   ----------------
Year ended June 25, 1998                  268,864              $12.17
Twenty-six weeks ended June 26, 1997      332,767              $11.11
Year Ended December 31, 1996              409,189              $11.68
Year Ended December 31, 1995              389,011              $12.36

NOTE 3 - COMMON STOCK
---------------------
Capital stock transactions
--------------------------
The Company's Class A Common Stock, $.01 par value (the "Class A Stock"), has cumulative voting rights with respect to the election of those directors which the holders of Class A Stock are entitled to elect, and 10 votes per share on all other matters on which holders of the Company's Class A Stock and Common Stock are entitled to vote. In addition, each share of Class A Stock is convertible at the option of the holder at any time into one share of Common Stock and automatically converted into one share of Common Stock upon any sale or transfer other than related individuals. Each share of the Company's Common Stock, $.01 par value (the "Common Stock") has noncumulative voting rights of one vote per share. The Class A Stock and the Common Stock are entitled to share equally, on a share-for-share basis, in any cash dividends declared by the Board of Directors and the holders of the Common Stock are entitled to elect 25% of the members comprising the Board of Directors.

NOTE 4 - INCOME TAXES
---------------------

The provision (benefit) for income taxes for the year ended June 25, 1998, the twenty-six weeks ended June 26, 1997 and the years ended December 31, 1996 and 1995 are as follows:

                         June 25,    June 26,   December 31,   December 31,
                            1998        1997          1996           1995
                         --------    --------   ------------   ------------
Current:
  Federal                  $2,261      $(431)      $(1,870)        $2,496
  State                       524        (96)         (340)           741
Deferred:                     804        915           390            621
                         --------    --------   ------------   ------------
Total provision (benefit)
  for income taxes         $3,589      $ 388       $(1,820)        $3,858
                         ========    ========   ============   ============

The differences between income taxes at the statutory federal income tax rate of 34% and income taxes reported in the statements of operations for the year ended June 25, 1998, the twenty-six weeks ended June 26, 1997 and the years ended December 31, 1996 and 1995 are as follows:

                              June 25,  June 26,  December 31,  December 31,
                                1998      1997         1996           1995
                              --------  --------  ------------  ------------
Federal statutory income
  tax rate                       34.0%     34.0%       34.0%         34.0%
State income and replacement
  taxes, net of federal benefit   5.1       5.6         4.7           5.1
Nondeductible items,
  principally goodwill            1.1       4.7        (2.0)          0.8
Other                             1.0       1.9         1.1           0.1
                              --------  --------  ------------  -----------
Effective tax rate               41.2%     46.2%       37.8%         40.0%
                              ========  ========  ============  ===========

The deferred tax assets and liabilities are comprised of the following:


                                 June 25, 1998             June 26, 1997
                                Asset  Liability         Asset   Liability
                               ------  ---------        ------   ---------
Current:
  Allowance for doubtful
   accounts                    $  338    $   --         $  268     $   --
  Employee compensation           298        --            388         --
  Inventory                        71        --             75         --
  Accounts receivable              --       488             --        405
  Other                           198        --            292         --
                               ------  ---------        ------   ---------
Total current                  $  905    $  488         $1,023     $  405
                               ------  ---------        ------   ---------
Long-Term:
  Depreciation                     --     4,066             --      3,373
  Capitalized leases            1,407        --          1,342         --
  Other                           393        --            367         --
Total long-term                 1,800     4,066          1,709      3,373
                               ------  ---------        ------   ---------
Total                          $2,705    $4,554         $2,732     $3,778
                               ======  =========        ======   =========

NOTE 5 - INVENTORIES
--------------------
Inventories consist of the following:

                                         June 25,     June 26,
                                           1998         1997
                                         --------     --------
 Raw material and supplies                $52,589      $29,713
 Work-in-process and finished goods        46,946       33,275
                                         --------     --------
Total                                     $99,535      $62,988
                                         ========     ========

NOTE 6 - INVESTMENT IN NAVARRO PECAN COMPANY, INC.
--------------------------------------------------
Effective August 31, 1991, the Company assigned all of its rights in advances to Navarro Pecan Company, Inc. ("Navarro") to a director, officer and stockholder of the Company for a purchase price of $1,154, which represented the aggregate amount of principal and interest outstanding under the advances. The purchase price for the Navarro advances was payable pursuant to a promissory note which bore interest at 8% per year and required quarterly principal installments of $50, plus interest through March 1996. For the years ended December 31, 1996 and 1995, the Company recognized $7 and $39, respectively, of interest income relating to this note receivable. This promissory note was fully paid in 1996 under the terms and conditions set forth upon its origination.

The Company purchased inventory from Navarro during the years ended June 25, 1998 and December 31, 1996 and 1995 aggregating $2,619, $532 and $1,205, respectively. Accounts payable to Navarro aggregated $104 at June 25, 1998. The Company sold products to Navarro aggregating $2,991 during the year ended June 25, 1998, $379 during the twenty-six weeks ended June 26, 1997 and $1,233 and $1,209 during the years ended December 31, 1996 and 1995, respectively. Accounts receivable from Navarro aggregated $1,005 and $197 at June 25, 1998 and June 26, 1997, respectively.

NOTE 7 - NOTES PAYABLE
----------------------
Notes payable consist of the following:

                          June 25,      June 26,
                            1998          1997
                          --------      --------
Revolving bank loan       $48,959       $19,034


On March 31, 1998, the Company entered into a new unsecured credit facility, with certain banks, totaling $70,000 (the "Bank Credit Facility"). The Bank Credit Facility is comprised of (i) a working capital revolving loan which provides for working capital financing of up to approximately $61,740, in the aggregate, and matures on March 31, 2001, and (ii) an $8,260 standby letter of credit which matures on June 1, 2002. Borrowings under the working capital revolving loan accrue interest at a rate (the weighted average of which was 6.68% at June 25,
1998) determined pursuant to a formula based on the agent bank's quoted rate and the Eurodollar Interbank Rate. The standby letter of credit replaced a prior letter of credit securing certain industrial development bonds which financed the original acquisition, construction, and equipping of the Company's Bainbridge, Georgia
facility.   The Bank Credit Facility replaced the Company's prior
secured bank credit facility.

The Bank Credit Facility, as amended, includes certain restrictive covenants that, among other things: (i) require the Company to maintain a minimum tangible net worth; (ii) comply with specified ratios; (iii) limit annual capital expenditures to $7,500; (iv) restrict dividends to the lesser of 25% of net income for the previous fiscal year or $5,000;
(v) prohibit the Company from redeeming shares of capital stock; and
(vi) require that certain officers and stockholders of the Company, together with their respective family members and certain trusts created for the benefits of their respective children, continue to own shares representing the right to elect a majority of the directors of the Company.

NOTE 8 - LONG-TERM DEBT
-----------------------
Long-term debt consists of the following:
                                                         June 25,     June 26,
                                                           1998         1997
                                                         --------     --------
Industrial development bonds, secured by building,
  machinery and equipment with a cost
  aggregating $8,000                                      $ 7,830      $ 8,000
Bank loan, secured by land and building with a cost of
  $2,050 guaranteed by certain stockholders of JBSS,
  principal and interest at 11.25%, payable in monthly
  installments of $18 through May 1999                      1,585        1,620
Capitalized lease obligations                               7,644        7,899
Series A note payable, interest payable quarterly at
  8.72%, principal payable in semi-annual installments of
  $200 beginning February 1995                              2,600        3,000
Series B note payable, interest payable quarterly at
  9.07%, principal payable in semi-annual installments of
  $300 beginning February 1995                              3,900        4,500
Series C note payable, interest payable quarterly at
  9.07%, principal payable in semi-annual installments of
  $200 beginning February 1995                              2,600        3,000
Series D note payable, interest payable quarterly at
  9.18%, principal payable in semi-annual installments of
  $150 beginning May 1995                                   1,950        2,250
Series E note payable, interest payable quarterly at
  7.34%, principal payable in semi-annual installments of
  $400 beginning May 1995                                   5,200        6,000
Series F notes payable, interest payable quarterly at
  9.16%, principal payable in semi-annual installments
  ranging from $550 to $475 beginning November 1996         7,875        8,925
Note payable, interest payable semi-annually at 8.3%,
  principal payable in annual installments of
  approximately $1,429 beginning September 1, 1999         10,000       10,000
Note payable, subordinated, interest payable semi-
  annually at 9.38%, principal payable in three annual     15,000       15,000
  installments of $5,000 beginning on September 1, 2003
Arlington Heights facility, first mortgage, principal
  and interest payable at 8.875%, in monthly installments
  of $22 beginning November 1, 1995 through
  October 1, 2015                                           2,358        2,414
Note payable, secured by machinery and equipment with a
  cost aggregating $1,250, principal and interest at
  8.50%, payable in quarterly installments of $194
  beginning June 1996                                          --          736
Other                                                         429          455
                                                          -------      -------
                                                           68,971       73,799
Less: Current maturities                                    5,789        4,937
                                                          -------      -------
Total long-term debt                                      $63,182      $68,862
                                                          =======      =======



JBSS financed the construction of a peanut shelling plant with industrial development bonds in 1987. Through May 31, 1992, the bonds bore interest payable semi-annually at 7%. On June 1, 1992, the Company remarketed the bonds, resetting the interest rate at 6% through May 1997. On June 1, 1997, the Company remarketed the bonds, resetting the interest rate at 5.375% through May 2002, and at a market rate to be determined thereafter. On June 1, 2002, and on each subsequent interest reset date for the bonds, the Company is required to redeem the bonds at face value plus any accrued and unpaid interest, unless a bondholder elects to retain his or her bonds. Any bonds redeemed by the Company at the demand of a bondholder on the reset date are required to be remarketed by the underwriter of the bonds on a "best efforts" basis. The agreement requires the Company to redeem the bonds in varying annual installments, ranging from $185 to $780 annually through 2017. The Company is also required to redeem the bonds in certain other circumstances; for example, within 180 days after any determination that interest on the bonds is taxable. The Company has the option at any time, however, subject to certain conditions, to redeem the bonds at face value plus accrued interest, if any.

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

On January 24, 1997, the Company granted (a) a first priority perfected security interest in, and liens on, substantially all of the Company's assets to secure the Company's obligations under its prior bank credit facility, the Long-Term Financing Facility and the senior portion of the Additional Long-Term Financing (as defined below), and (b) a junior security interest in the Company's assets to secure the obligations under the subordinated portion of the Additional Long-Term Financing. Also, on January 24, 1997 the Company entered into the Second Amended and Restated Note Agreement under the Long-Term Financing Facility.

On March 31, 1998, the Long-Term Financing Facility was amended to, among other things, convert it from a secured to an unsecured credit facility and conform it to certain terms of the Bank
Credit Facility.

The Long-Term Financing Facility includes certain restrictive covenants that, among other things, (i) require the Company to maintain specified financial ratios; (ii) require the Company to maintain a minimum tangible net worth; (iii) restrict dividends to a maximum of 25% of cumulative net income from and after January 1, 1995 to the date the dividend is declared; and (iv) require that certain officers and stockholders of the Company, together with their respective family members and certain trusts created for the benefits of their respective children, continue to own shares representing the right to elect a majority of the directors of the Company.

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

As described above, on January 24, 1997, the Company granted security interests in, and liens on, substantially all of the Company's assets to secure the Company's obligations under its financing arrangements. On March 31, 1998, the Additional Long-Term Financing was amended to, among other things, convert it from a secured to an unsecured credit facility and conform it to certain terms of the Bank Credit Facility.

The Additional Long-Term Financing includes certain restrictive covenants that, among other things: (i) require the Company to maintain specified financial ratios; (ii) require the Company to maintain a minimum tangible net worth; and (iii) limit cumulative dividends to the sum of (a) 50% of the Company's cumulative net income (or minus 100% of a cumulative net loss) from and after January 1, 1995 to the date the dividend is declared, (b) the cumulative amount of the net proceeds received by the Company during the same period from any sale of its capital stock, and
(c) $5,000.

On September 27, 1995, the Company purchased the Arlington
Heights, Illinois facility which it previously leased. The purchase was financed pursuant to a $2,500 first mortgage loan on the facility.

As part of the Fisher Transaction, the Company acquired specified items of machinery and equipment for $1,250, payable pursuant to a promissory note dated January 10, 1996 (secured by such machinery and equipment), bearing interest at an annual rate of 8.5% and requiring eight equal quarterly installments of principal and interest beginning in June, 1996. The final installments of this note were paid during the year ended June 25, 1998.

Aggregate maturities of long-term debt, excluding capitalized lease obligations, are as follows for the years ending:

    June 24, 1999                        $ 5,509
    June 29, 2000                          5,354
    June 28, 2001                          5,360
    June 27, 2002                          5,260
    June 26, 2003                          5,215
    Subsequent years                      34,629
                                         -------
    Total                                $61,327
                                         =======

The accompanying financial statements include the following amounts related to assets under capital leases:

                                       June 25,    June 26,
                                          1998       1997
                                       --------    --------
Buildings                                $9,520      $9,520
Less:  Accumulated amortization           5,386       4,974
                                       --------    --------
Total                                    $4,134      $4,546
                                       ========    ========

Amortization expense aggregated $412 for the year ended June 25, 1998, $206 for the twenty-six weeks ended June 26, 1997, and $411 and $412 for the years ended December 31, 1996 and 1995, respectively.

Buildings under capital leases are rented from entities that are owned by certain directors, officers, and stockholders of JBSS. Future minimum payments under the leases, together with the related present value, are summarized as follows for the years ending:

June 24, 1999                                         $ 1,269
June 29, 2000                                           1,269
June 28, 2001                                           1,269
June 27, 2002                                           1,269
June 26, 2003                                           1,269
Subsequent years                                        8,841
                                                      -------
Total minimum lease payments                           15,186
Less:  Amount representing interest                     7,542
                                                      -------
Present value of minimum lease payments,
  including amounts due to related parties of $7,644  $ 7,644
                                                      =======

JBSS also leases buildings and certain equipment pursuant to agreements accounted for as operating leases. Rent expense under these operating leases aggregated $863 for the year ended June 25, 1998, $387 for the twenty-six weeks ended June 26, 1997 and $777 and $805 for the years ended December 31, 1996 and 1995, respectively. Aggregate noncancelable lease commitments under these operating leases are as follows for the years ending:

    June 24, 1999             $ 493
    June 29, 2000               193
    June 28, 2001               110
    June 27, 2002                30
    June 26, 2003                30
                              -----
                              $ 856
                              =====

NOTE 9 - EMPLOYEE BENEFIT PLANS
-------------------------------

JBSS maintains a contributory profit sharing plan established pursuant to the provisions of section 401(k) of the Internal Revenue Code. The plan provides retirement benefits for all nonunion employees meeting minimum age and service requirements. Through June 25, 1998, the Company contributed 50% of the amount contributed by each employee up to certain maximums specified in the plan. Additional contributions are determined at discretion
of the Board of Directors.   No additional contributions were
made for the year ended June 25, 1998, the twenty-six weeks ended June 26, 1997 or the year ended December 31, 1996. For the year ended December 31, 1995, the additional contribution was $383, which was paid in 1996.

JBSS contributed $99 for the year ended June 25, 1998, $53 for the twenty-six weeks ended June 26, 1997 and $86 and $73 for the years ended December 31, 1996 and 1995, respectively, to multi-employer union-sponsored pension plans. JBSS is presently unable to determine its respective share of either accumulated plan benefits or net assets available for benefits under the union plans.

NOTE 10 - TRANSACTIONS WITH RELATED PARTIES
-------------------------------------------

In addition to the related party transactions described in Notes
6 and 8, JBSS also entered into transactions with the following related parties:

Equipment purchases
-------------------
JBSS purchases customized manufacturing equipment and engineering services from an entity owned by stockholders, both of whom are related to the Company's Chairman of the Board and Chief Executive Officer and one of whom is an executive officer of the Company. Purchases aggregated $504 for the year ended June 25, 1998, $76 for the twenty-six weeks ended June 26, 1997, and $442 and $681 for the years ended December 31, 1996 and 1995, respectively. In addition, JBSS leases office and warehouse space to the entity. Rent collected from the entity aggregated $118 for the year ended June 25, 1998, $49 for the twenty-six weeks ended June 26, 1997 and $62 and $12 for the years ended December 31, 1996 and 1995, respectively. Accounts receivable aggregated $5 and $16 at June 25, 1998 and June 26, 1997, respectively. Accounts payable aggregated $37 at June 25, 1998.

Material purchases
------------------
JBSS purchases materials from a company which is owned 50% by the Company's Chairman of the Board and Chief Executive Officer. Material purchases aggregated $6,245 for the year ended June 25, 1998, $2,261 for the twenty-six weeks ended June 26, 1997and $5,049 and $3,255 for the years ended December 31, 1996 and 1995, respectively. Accounts payable aggregated $481 and $334 at June 25, 1998 and June 26, 1997, respectively.

Brokerage commissions
---------------------
JBSS paid brokerage commissions of $22 during the year ended June 25, 1998, $16 during the twenty-six weeks ended June 26, 1997 and $90 and $43 during the years ended December 31, 1996 and 1995, respectively, to food brokerage companies. In addition, JBSS paid brokerage commissions to a trading company of $89 during the year ended December 31, 1995. The President of the food brokerage companies and the trading company is related to the Company's President.

Product purchases and sales
---------------------------
JBSS also purchased products aggregating $137 and $458 during the years ended December 31, 1996 and 1995, respectively, from the trading company referred to in the preceding paragraph. JBSS sold products to the same company aggregating $6 and $12 and during the years ended December 31, 1996 and 1995, respectively.

Additionally, JBSS made sales aggregating $423 during the twenty-
six weeks ended June 26, 1997 and   $1,014 and $276 during the
years ended December 31, 1996 and 1995, respectively, to a company which is indirectly owned, in part, by a member of the JBSS Board of Directors who is not an employee of the Company. Accounts receivable aggregated $77 at June 26, 1997.

JBSS purchased services from a company in which the owner is an employee of the Company. Purchases were $74 during the year ended June 25, 1998, $38 during the twenty-six weeks ended June 26, 1997 and $105 and $74 during the years ended December 31, 1996 and 1995, respectively.

Building space rental
---------------------
The Company rents office and warehouse space to a company whose president is related to the Company's Chairman of the Board and Chief Executive Officer. Rental income was $75 for the year ended June 25, 1998, $32 for the twenty-six weeks ended June 26, 1997 and $66 and $10 for the years ended December 31, 1996 and 1995, respectively.

Note receivable
---------------
For the year ended December 31, 1995, the Company recognized $96 of interest income related to a note receivable from a partnership, certain partners of which are also directors, officers and/or stockholders of the Company, which owns a building under capital lease with the Company.

NOTE 11 - STOCK OPTION PLANS
----------------------------
As permitted, the Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock-based compensation plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under the plans with the alternative method of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the effect on the Company's net income (loss) for the year ended June 25, 1998, the twenty-six weeks ended June 26, 1997 and the years ended December 31, 1996 and 1995 would not have been significant.

In October 1991, JBSS adopted a stock option plan (the "1991 Stock Option Plan") which became effective on December 10, 1991 and was terminated early by the Board of Directors on February 28, 1995. Pursuant to the terms of the 1991 Stock Option Plan, options to purchase up to 350,000 shares of Common Stock can be awarded to certain executives and key employees of JBSS and its subsidiaries. The exercise price of the options will be determined as set forth in the 1991 Stock Option Plan by the Board of Directors. The exercise price for the stock options will be at least fair market value with the exception of nonqualified stock options which will have an exercise price equal to at least 33% of the fair market value of the Common Stock on the date of grant. Except as set forth in the 1991 Stock Option Plan, options expire upon termination of employment. All of the options granted were intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code (the "Code"). Although the majority of the options granted have an exercise price equal to the market price on the date of grant, in 1995, 3,650 options, were granted to individuals who own directly (or by attribution under Section 424(d) of the Code) shares possessing more than 10% of the total combined voting power of all classes of JBSS and thus, in order to qualify as incentive stock options, have an exercise price equal to 110% of the market price on the date of grant .

Effective February 28, 1995, the Board terminated early the 1991 Stock Option Plan. The termination of the 1991 Stock Option Plan did not, however, affect options granted under the 1991 Stock Option Plan which remained outstanding as of the effective date of such termination. Accordingly, the unexercised options outstanding under the 1991 Stock Option Plan at June 25, 1998 will continue to be governed by the terms of the 1991 Stock Option Plan.

The following is a summary of activity under the 1991 Stock
Option Plan:


                                         Number of        Weighted-Average
                                           Shares          Exercise Price
                                         ---------        ----------------
Outstanding at December 31, 1994           309,450             $13.10
Granted                                     38,800             $ 6.06
Canceled                                    (4,100)            $ 9.78
                                         ---------
Outstanding at December 31, 1995           344,150             $12.35
Canceled                                   (77,450)            $12.04
                                         ---------
Outstanding at December 31, 1996           266,700             $12.43
Canceled                                   (40,100)            $13.31
                                         ---------
Outstanding at June 26, 1997               226,600             $12.30
Exercised                                     (899)            $ 6.00
Canceled                                   (16,001)            $13.57
                                         ---------
Outstanding at June 25, 1998               209,700             $12.24
                                         =========

Options exercisable at June 25, 1998       202,762             $12.45
                                         =========
Exercise prices for options outstanding as of June 25, 1998 ranged from $6.00 to $15.13. The weighted-average remaining contractual life of those options is 4.2 years. The options outstanding at June 25, 1998 may be segregated into two ranges, as is shown in the following:

                                   Option Price Per   Option Price Per
                                     Share Range         Share Range
                                     $6.00-$6.60        $12.00-$15.13
                                   ----------------   ----------------
Number of options                        27,750            181,950
Weighted-average exercise price           $6.08             $13.17
Weighted-average remaining life
  (years)                                   5.9                3.9
Number of options exercisable            20,812            181,950
Weighted average exercise price
  for exercisable options                 $6.08             $13.17

At the Company's annual meeting of stockholders on May 2, 1995, the Company's stockholders approved, and the Company adopted, effective as of March 1, 1995, a new stock option plan (the
"1995 Equity Incentive Plan") to replace the 1991 Stock Option Plan. Pursuant to the terms of the 1995 Equity Incentive Plan, options to purchase up to 200,000 shares of Common Stock can be awarded to certain key employees and "outside directors" (i.e. directors who are not employees of the Company or any of its subsidiaries). The exercise price of the options is determined as set forth in the 1995 Equity Incentive Plan by the Board of Directors. The exercise price for the stock options must be at least the fair market value of the Common Stock on the date of grant, with the exception of nonqualified stock options which will have an exercise price equal to at least 50% of the fair market value of the Common Stock on the date of grant. Except as set forth in the 1995 Equity Incentive Plan options expire upon termination of employment of directorship. The options granted under the 1995 Equity Incentive Plan, are exercisable 25% annually commencing on the first anniversary date of grant and become fully exercisable on the fourth anniversary date of grant. All of the options granted, except those granted to outside directors, were intended to qualify as incentive stock options within the meaning of Section 422 of the Code. Although the majority of the options granted have an exercise price equal to the fair market value of the Common Stock on the date of grant, 9,600 options were granted in 1997 and 7,100 options were granted in 1995 to individuals who own directly (or by attribution under Section 424(d) of the Code) shares possessing more than 10% of the total combined voting power of all classes of stock of JBSS, and thus, in order to qualify as incentive stock options, have an exercise price equal to 110% of the fair market value on the date of grant. The options granted under the 1995 Equity Incentive Plan are exercisable 25% annually commencing on the first anniversary date of grant and become fully exercisable on the fourth anniversary of the date of grant.

The following is a summary of activity under the 1995 Equity
Incentive Plan:
                                           Number of        Weighted-Average
                                             Shares          Exercise Price
                                           ---------        ----------------
     Outstanding at December 31, 1994             --                 --
     Granted                                  92,300              $9.47
                                           ---------
     Outstanding at December 31, 1995         92,300              $9.47
     Granted                                   7,000              $7.02
     Canceled                                (10,800)             $9.38
                                           ---------
     Outstanding at December 31, 1996         88,500              $9.28
     Granted                                 102,100              $6.30
     Canceled                                 (4,900)             $8.24
                                           ---------
     Outstanding at June 26,1997             185,700              $7.67
     Canceled                                (25,100)             $7.27
                                           ---------
     Outstanding at June 25, 1998            160,600              $7.73
                                           =========
     Options exercisable at June 25, 1998     60,250              $8.28
                                           =========

Exercise prices for options outstanding as of June 25, 1998 ranged from $6.00 to $10.50. The weighted-average remaining contractual life of those options is 7.6 years. The options outstanding at June 25, 1998 may be segregated into two ranges, as is shown in the following:

                                    Option Price Per       Option Price Per
                                       Share Range            Share Range
                                       $6.00-$6.88           $8.25-$10.50
                                    ----------------       ----------------
Number of options                          89,200                71,400
Weighted-average exercise price             $6.32                 $9.49
Weighted-average remaining life
  (years)                                     8.3                   6.7
Number of options exercisable              23,300                36,950
Weighted average exercise price
  for exercisable options                   $6.34                 $9.51

NOTE 12 - LEGAL MATTERS
-----------------------
The Company is party to various lawsuits, proceedings and other matters arising out of the conduct of its business. It is management's opinion that the ultimate resolution of these matters will not have a material adverse effect upon the business, financial condition or results of operations of the Company.


MARKETS FOR THE COMPANY'S SECURITIES AND RELATED MATTERS
--------------------------------------------------------
The Company has two classes of stock: Class A Common Stock ("Class A Stock") and Common Stock. The holders of Common
Stock are entitled to elect 25% of the members of the Board of Directors and the holders of Class A Stock are entitled to elect the remaining directors. With respect to matters other than the election of directors or any matters for which class voting is required by law, the holders of Common Stock are entitled to one vote per share while the holders of Class A Stock are entitled to 10 votes per share. The Company's Class A Stock is not registered under the Securities Act of 1933 and there is no established public trading market for the Class A Stock.
However, each share of Class A Stock is convertible at the option of the holder at any time and from time to time (and, upon the occurrence of certain events specified in the Company's Restated Certificate of Incorporation, automatically converts) into one share of Common Stock.

The Common Stock of the Company is quoted on the Nasdaq
National Market and its trading symbol is "JBSS". The following table sets forth, for the quarters indicated, the high and low reported last sales prices for the Common Stock as reported on the Nasdaq National Market.


                                                 Price Range of
Quarter Ended:                                    Common Stock
--------------                                   --------------
                                                High        Low
                                               ------     ------
September 24, 1998 (through September 1, 1998)  $6.00      $4.63
June 25, 1998                                    8.00       4.75
March 27, 1998                                   8.50       6.88
December 25, 1997                                8.63       7.25
September 25, 1997                               8.50       6.50
June 26, 1997                                    7.63       5.75
March 27, 1997                                   6.25       4.63
December 31, 1996                                7.00       4.88
September 26, 1996                               7.25       4.75
June 27, 1996                                    7.50       6.13
March 28, 1996                                   9.75       7.00


As of September 1, 1998, there were approximately 228 holders and 15 holders of record of the Company's Common Stock and Class
A Stock, respectively.

Under the Company's Restated Certificate of Incorporation, the
Class A Stock and the Common Stock are entitled to share equally on a share for share basis in any dividends declared by the Board of Directors on the Company's common equity.

No dividends were declared from 1995 through 1998. The declaration and payment of future dividends will be at the sole discretion of the Board of Directors and will depend on the Company's profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors. The Company's current loan agreements restrict the payment of annual dividends to amounts specified in the loan agreements. See "Management's Discussion and Analysis of Financial Condition and Results of Operation-Liquidity and Capital Resources".

OFFICERS
--------
Chairman of the Board and Chief Executive Officer
    Jasper B. Sanfilippo
President
    Mathias A. Valentine
Executive Group Vice President
    John C. Taylor
Executive Vice President, Finance and Chief Financial Officer
    Gary P. Jensen
Executive Vice President
    Steven G. Taylor
Vice President and Secretary
    Michael J. Valentine
Vice President and Treasurer
    James J. Sanfilippo
Vice President and Assistant Secretary
    Jasper B. Sanfilippo, Jr.
Controller
    William R. Pokrajac

BOARD OF DIRECTORS
------------------

Jasper B. Sanfilippo (a)
   Chairman of the Board and Chief Executive Officer

Mathias A. Valentine (a)
   President

John C. Taylor
   Executive Group Vice President

Michael J. Valentine
   Vice President and Secretary

William D. Fischer (a)(b)
   Former President of Dean Foods Company, a dairy and specialty food products company, and Director of Allied Products
     Corporation, a manufacturer of agricultural and industrial equipment.

John W. A. Buyers (a)(b)
   Chairman, Chief Executive Officer and Director of C. Brewer and Company, Limited, Hawaii's oldest company which is engaged in producing, marketing and distributing macadamia nuts, guava and guava juice, Kona Coffee and Hawaiian fruit jams and jellies.
     C. Brewer and Company, Limited also provides products and services for the agricultural, environmental and construction industries and is a developer of agricultural and commercial real estate.

J. William Petty (b)
   Retired President, Chief Executive Officer and Director of
     Curtice Burns Foods, Inc., a manufacturer and marketer of a diversified line of food products. Presently, President, Chief Executive Officer and Director of the Orval Kent Holding Company, Inc. and its subsidiaries, Orval Kent Food Company and Mrs. Crockett's Kitchens, manufacturers of refrigerated salads, side dishes and entrees. Former member of the Boards of Directors of the Grocery Manufacturers of America and the National Food Processors Association. Current member of the Board of Directors of the Refrigerated Foods Association.

(a) Member of the Compensation Committee

(b) Member of the Audit Committee


CORPORATE INFORMATION
---------------------

Annual Meeting
--------------
The Annual Meeting of Stockholders of John B. Sanfilippo & Son,
Inc. will be held at 10:00 a.m. on Wednesday, October 28, 1998 at the Wyndham Hotel Northwest Chicago, 400 Park Boulevard, Itasca,
Illinois 60143.

Annual Report on Form 10-K
--------------------------
Single copies of the Company's Annual Report on Securities and Exchange Commission Form 10-K (without exhibits) will be provided without charge to stockholders upon written request directed to Michael J. Valentine, Secretary, at the Corporate Office.

Common Stock
------------
The Common Stock of John B. Sanfilippo & Son, Inc. is traded over-the-counter on the Nasdaq National Market under the symbol
"JBSS".

Counsel
-------
Katz, Karacic, Helmin & Addis, P.C.
Chicago, Illinois

Jenner & Block
Chicago, Illinois

Auditors
--------
PricewaterhouseCoopers LLP
Chicago, Illinois

Transfer Agent and Registrar
----------------------------
American Stock
Transfer & Trust Company
New York, New York



This report contains the following trademarks of the Company, some of which are registered: Fisher, Snack 'N Serve Nut Bowl, Evon's, Flavor Tree, Sunshine Country, Texas Pride and Tom Scott. Any other product or brand names are trademarks or registered trademarks of their respective companies.