Form 10-K, Exhibit 13
period 1999-06-24
SANFILIPPO JOHN B & SON INC
filed 1999-09-17
CIK 880117

1999 ANNUAL REPORT
------------------

QUALITY
GROWTH
SOLUTIONS

JOHN B. SANFILIPPO & SON, INC.

FINANCIAL HIGHLIGHTS
--------------------
(Dollars in thousands, except per share data)
                                                       Twenty-six
                            Year Ended   Year Ended   Weeks Ended   Year Ended
                              June 24,     June 25,      June 26,  December 31,
                                 1999         1998          1997          1996
                            ----------   ----------   -----------  ------------
Net sales                    $319,239     $317,390      $133,064      $294,404
Net income (loss)            $  1,796     $  5,122      $    451      $ (2,991)
Basic and diluted earnings
 (loss) per common share     $   0.20     $   0.56      $   0.05      $  (0.33)
Working capital              $ 53,515     $ 52,850      $ 49,866      $ 40,956
Total assets                 $205,224     $219,676      $187,417      $205,352
Long-term debt               $ 57,508     $ 63,182      $ 68,862      $ 63,319
Total debt                   $ 99,591     $115,145      $ 90,286      $ 94,792
Stockholders' equity         $ 79,994     $ 78,198      $ 73,071      $ 72,620
Capital expenditures         $  3,960     $  4,227      $  1,898      $  9,198
Debt/Equity ratio               1.2:1        1.5:1         1.2:1         1.3:1
Debt/Capital                     55.5%        59.6%         55.3%         56.7%
Weighted average shares
 outstanding -- basic       9,148,565    9,147,862     9,147,666     9,147,666
Weighted average shares
 outstanding -- diluted     9,148,931    9,168,175     9,147,759     9,147,666



CONTENTS
--------

Letter to Stockholders                                 1

Our Business                                           3

Consumer and Retail Focus Fuel Growth                  4

Selected Historical Consolidated Financial Data        9

Management's Discussion and Analysis                  10
  of Financial Condition and Results of Operations

Report of Management                                  17

Report of Independent Accountants                     17

Consolidated Financial Statements                     18

Notes to Consolidated Financial Statements            22

Markets for the Company's Securities                  32
  and Related Matters

Officers, Board of Directors and                      33
  Corporate Information


LETTER TO STOCKHOLDERS
----------------------

Dear Stockholder:

In many ways fiscal 1999 was a trying year and one where significant actions were taken to build the future of your Company. Fiscal 1999 was profitable; however, the operating results were not what is necessary to drive stockholder value. In fiscal 1999 your Company had net sales of approximately $319 million and net income of approximately $1.8 million or 20 cents per share on a basic and diluted basis.

Your Company's mission is to improve its focus and execution internally and in the marketplace. During the year, significant actions were taken to build for the future. We reorganized your Company's sales and marketing teams to help us meet and exceed customer and consumer expectations in fiscal 2000 and beyond. I believe this reorganization, as presented at your fiscal 1998 Annual Meeting, represents an important strategic direction for your Company. During the fourth quarter of fiscal 1999, we also consolidated the administrative functions of Sunshine Nut Co., Inc.
(a subsidiary of your Company) with your Company's administrative functions. Subsequently we dissolved Sunshine Nut Co., Inc. and merged it into your Company. The resulting elimination in redundancy will add to our bottom line in the future. I, along with your Company's senior management and Board of Directors, believe these actions will aid in accomplishing our mission.

In fiscal 1999 we continued your Company's objective of controlling capital spending. Our computer systems and information technology received a good portion of the capital dollars. Capital expenditures for fiscal 1999 were approximately $4 million with depreciation and amortization of approximately $8 million. Your Company was able to reduce long-term debt by approximately $6 million. We intend to operate in the same manner in fiscal 2000.

For the fourth consecutive year, Fisher snack and baking nuts have been judged by a panel of Executive Chefs and Master Tasters, located throughout the country, the "Best Tasting Nut in America". This award represents an independent testimonial of the quality of your Company's products.
With this level of product quality and increased knowledge of the healthy attributes of nuts, we expect continued category growth. Your Company will continue in its efforts to increase consumer awareness of the healthy benefits of nuts as demonstrated through the continued use of the Mediterranean Diet Pyramid as part of Fisher Chef's Naturals Ingredient Nut packaging. We believe the daily consumption of nuts should be considered a healthy segment of the American diet.

I, and your Company's senior management, believe that the future is positive and your Company's direction is correct. We are committed to improving our focus and execution in order to deliver increased stockholder value.

				Sincerely,

                                /s/ Jasper B. Sanfilippo
				Jasper B. Sanfilippo
                                Chairman and Chief Executive Officer

(PICTURE OF JASPER B. SANFILIPPO, CHAIRMAN AND CHIEF EXECUTIVE OFFICER WITH A SHOPPING CART OF COMPANY PRODUCTS)


SALES BY CHANNEL OF TRADE
-------------------------
Consumer Products     55%
Industrial            26%
Food Service          11%
Export                 5%
Contract Packaging     3%


SALES BY PRODUCT TYPE
-------------------------
Peanuts               26%
Pecans                22%
Other Products        14%
Mixed Nuts            10%
Cashews               10%
Walnuts                9%
Almonds                9%

OUR BUSINESS
------------
John B. Sanfilippo & Son, Inc. (the "Company" or "JBSS") is one of the largest companies in the world dedicated primarily to processing, marketing and distributing edible nuts of all kinds, including peanuts, pecans, walnuts, cashews, almonds, filberts (hazelnuts), pistachios, macadamias, Brazil nuts and pine nuts. Vertically integrated (peanuts, pecans, walnuts and almonds) from the grower to the consumer, the Company sells its products under the Fisher, Evon's, Sunshine Country, Flavor Tree, Texas Pride and Tom Scott brand names and more than 65 private label brands. The Company also sells its products internationally and to industrial customers
(e.g., bakeries, dairies, food processors and candy manufacturers) and food service customers (e.g., airlines, sport stadiums and restaurants), and manufactures, processes and packs the retail brands of several other snack food companies. To complement its nut products, the Company also provides a diverse line of other food and snack items, including peanut butter,candy, fruit and nut mixes, extruded corn snacks (e.g., cheese curls), sesame sticks, chocolate chips and coconut. The Company's eight facilities are located in: Elk Grove Village, IL (2); Arlington Heights, IL; Bainbridge, GA; Selma, TX; Walnut, CA; Gustine, CA; and Garysburg, NC.

(GRAPHIC IMAGES OF THE COMPANY'S BRANDS: FISHER, EVON'S, SUNSHINE COUNTRY, FLAVOR TREE, TEXAS PRIDE AND TOM SCOTT)


CONSUMER AND RETAIL FOCUS FUEL GROWTH
-------------------------------------

(GRAPHIC IMAGE OF FISHER 10 oz. SUNFLOWER SEEDS IN A RECLOSABLE ZIPPER BAG AND FISHER BUTTER TOFFEE PEANUTS IN A 12 oz. CAN)

Consumer Focus
--------------
The Company is leading, and will continue to lead, the way in educating consumers about the true health benefits of nuts, the part nuts play in a healthy diet and the ease of incorporating nuts into everyday meal preparation. In influencing consumption of both snack nuts and baking nuts, the Company benefits from its associations with Oldways Preservation and Exchange Trust ("Oldways"), The Home Baking Association ("HBA") and the American Tasting Institute. Through a licensing agreement with Oldways, the Company utilizes the Mediterranean Diet Pyramid ("MDP"), a nutritional model that groups nuts and legumes in the second tier with other foods from plant sources and promotes consumption of these foods on a daily basis as part of a balanced diet. The MDP and other published

(GRAPHIC IMAGE OF THE MEDITERRANEAN DIET PYRAMID SHOWING NUTS IN THE SECOND TIER WITH OTHER FOODS FROM PLANT SOURCES PROMOTING DAILY
CONSUMPTION)

studies have led to increased nut consumption by alerting consumers to the fact that nuts are healthy and versatile in an everyday diet. Targeting the youth market, the HBA promotes awareness of scratch baking at home.
Through family and consumer science educators and group leaders of children's organizations (e.g., 4H, Boy Scouts, Girl Scouts, etc.), the
HBA provides programs and educational materials to teach children the value and fun of scratch baking at home. By contributing Fisher Chef's Naturals Ingredient Nut line to the HBA program, the Company is today investing in tomorrow's consumers. For the fourth year in a row, the American Tasting Institute awarded the "Best Tasting Nut in America" designation to the Fisher snack and baking nuts. Fisher was judged excellent in comparison to other national and regional brands on the basis of taste, freshness and appearance. We expect these programs will continue to help the Company educate current and future consumers, position Fisher as their nut of choice and help drive growth in both the snack nut and baking nut categories.

Retail Focus
------------
JBSS also continues partnering with key domestic and international retailers to grow both the snack nut and baking nut categories in unit, dollars and volume consumption. During fiscal year 1999, many of the Company's key customers grew by acquisition or merged with other retailers, thereby securing a larger share of the retail industry. The Company believes this consolidation trend will continue and that JBSS is well-positioned to benefit because of its vertical integration and its deep brand portfolio which offers retailers category solutions and one-stop shopping for all of their nut needs.

During fiscal year 1999, the Company continued to expand nationwide distribution of Fisher and private label. For example, Fisher Snack 'N Serve Nut Bowls (introduced in fiscal year 1998) continued to gain distribution and market share across all retail channels and can now be found in approximately 20% of all grocery retailers nationwide.

(GRAPHIC IMAGE OF 1999 BEST OF SHOW TASTE AWARD MEDAL FROM THE
AMERICAN TASTING INSTITUTE)

In addition to growing the Fisher Snack 'N Serve program, the Company undertook many other initiatives to strengthen the Fisher snack nut brand. First, the Company gave Fisher snack nuts a "facelift", with an overall label redesign on the can and jar product lines. Based upon consumer research, the new design gives Fisher a fresh look, increasing the appetite appeal to consumers and making the products "pop" off the shelf. The new label design began showing up at retail at the end of fiscal year 1999 and will continue to rollout during fiscal year 2000.

As part of the label redesign, the Company also introduced new items to provide consumers with exciting new snacking experiences. Some of the new items in the snack nut category introduced under the Fisher brand include butter toffee peanuts, an upgraded honey roasted peanut formula, sunflower kernels and sunflower seeds in a convenient, reclosable zipper bag (10 oz.). In addition, the Company promoted an expanded Fisher Chef's Naturals Ingredient Nut product line to existing and new customers during fiscal year 1999.

These programs have led to continued growth with the Fisher brand in terms of sales revenue and market share. In fact, the Fisher snack nut brand recently regained the #1 market share position in Minneapolis, its biggest market, and Fisher is currently the number two national brand based upon unit sales, according to ACNielsen data. To continue its success from fiscal year 1999, JBSS is securing its position as a one-stop category solution with the following brand portfolio:

PRIVATE LABEL (1,070 items) brands for over 65 retailers across the U.S. in the categories of snack nuts, baking nuts, salted snacks, candy, peanut butter, non-nut baking products and extruded snacks.

FISHER (122 items) offering the highest quality nuts in the snack nut and baking nut categories.

EVON'S (512 items) including snack nuts, baking nuts, candy, extruded snacks and peanut butter.

SUNSHINE COUNTRY (70 items) snack and baking nut items.

FLAVOR TREE (9 items) sesame snacks.

TEXAS PRIDE (14 items) pecans.

TOM SCOTT (4 items) snack nut and mix items.

To further grow its base retail business, the Company started a produce sales program within consumer sales and increased export sales during fiscal year 1999. The produce program was started to develop incremental business outside the grocery aisle by leveraging the Company's vertical integration and brand portfolio capabilities. By expanding into produce -- and offering another one-stop shopping solution -- the Company hopes to strengthen current relationships with its customers and develop new partnerships with retailers.

Internationally, the Company now exports branded, private label and bulk products to twenty-seven countries and began selling branded and private label products to key retailers in Canada. The Company's focus on retail, coupled with current business, has allowed it to open up new opportunities and enhance its position as a leader in the growing nut categories.

Snack Nut and Baking Nut Categories on the Rise
-----------------------------------------------
After many years of flat and declining sales trends in unit sales, dollar sales and volume (pounds) sales, both the snack nut and baking nut categories are showing growth again. According to ACNielsen data, which compares the fifty-two week period ending July 10, 1999 with the previous year, the snack nut category has shown double-digit growth in units, dollars and volume across the Grocery, Drug and Mass Merchandiser channels.

(GRAPH USING ACNIELSEN DATA FOR THE SNACK NUT CATEGORY FOR THE FIFTY-TWO WEEKS ENDED 7/10/99 VERSUS 7/11/98 FOR ALL U.S. OUTLETS COMBINED FOR
THE GROCERY, DRUG AND MASS MERCHANDISER CHANNELS. THE GRAPH SHOWS THE FOLLOWING DATA:)

                          7/10/99        7/11/98
                        -----------    -----------
TOTAL UNITS             495,539,676    404,904,202   22% INCREASE
TOTAL DOLLARS        $1,181,846,194   $982,534,997   20% INCREASE
TOTAL VOLUME (LBS)      349,185,374    277,913,759   26% INCREASE

Total snack nut units sales showed a 22% increase, from approximately 405 million units to approximately 496 million units. Total snack nut dollar sales increased by 20% and total snack nut volume sales increased by 26%. This growth has resulted primarily from increased promotions and consumer acceptance of nuts as part of a healthy overall diet.

During the same time period, ACNielsen data shows the baking nut category flat in unit sales and dollar sales. However, there was an increase in volume sales.

(GRAPH USING ACNIELSEN DATA FOR THE BAKING NUT CATEGORY FOR THE FIFTY-TWO WEEKS ENDED 7/10/99 VERSUS 7/11/98 FOR ALL U.S. OUTLETS COMBINED FOR
THE GROCERY, DRUG AND MASS MERCHANDISER CHANNELS. THE GRAPH SHOWS THE FOLLOWING DATA:)

                          7/10/99        7/11/98
                        -----------    -----------
TOTAL UNITS             127,481,349    127,021,960   LESS THAN 1% INCREASE
TOTAL DOLLARS          $336,846,194   $338,534,997   1% DECREASE
TOTAL VOLUME (LBS)       58,639,544     57,082,011   3% INCREASE


The baking category volume sales increase is being driven by larger size packages, thereby increasing the amount per transaction at retail. Also, according to the ACNielsen data, consumers are expanding the use of baking nuts in everyday cooking, using them as featured ingredients in entrees and side dishes.

(GRAPHIC IMAGES OF: (1) FISHER CHEF'S NATURALS BAKING NUT COUPON
PROMOTION; (2) COVER OF "NUT STYLE" WITH FISHER'S NEW LABEL ON A
GOLDEN ROAST PEANUT JAR; AND (3) FISHER SNACK 'N SERVE NUT BOWL COUPON
PROGRAM)

The Company's management team believes that the Company is well-positioned to grow both the snack nut and baking nut categories through expanded retail partnerships, high quality products and innovative marketing programs. Now and in the future, the Company's one-stop category solutions, coupled with its portfolio of brands, offer retailers many benefits and choices.

For more information, please visit JBSS on the Internet at:

www.jbssinc.com
www.fishernuts.com
www.evonsnuts.com


SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
-----------------------------------------------

The following historical consolidated financial data as of and for the years ended June 24, 1999 and June 25, 1998, the twenty-six weeks ended June 26, 1997 and the years ended December 31, 1996, 1995 and 1994 were derived from the Company's audited consolidated financial statements.
The financial data should be read in conjunction with the Company's audited consolidated financial statements and notes thereto, which are included elsewhere herein, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations". The information below is not necessarily indicative of the results of future operations. As used herein, unless the context otherwise indicates, the terms "Company" and "JBSS" refer collectively to John B. Sanfilippo & Son, Inc. and its wholly owned subsidiaries. Effective as of June 25, 1999, Sunshine Nut Co., Inc. and Quantz Acquisiton Co., Inc., two of the Company's three wholly owned subsidiaries, were merged into and with the Company.

                                                  Twenty-six
                                  Year      Year       Weeks
                                 Ended     Ended       Ended
                              June 24,  June 25,    June 26,     Year Ended December 31,
                                  1999      1998        1997      1996      1995      1994
                              --------  --------  ----------  --------  --------  --------
Statement of Operations Data:
($ in thousands, except per
 share data)
Net sales                     $319,239  $317,390    $133,064  $294,404  $277,741  $208,970
Cost of sales                  268,333   260,486     111,580   255,204   230,691   177,728
                              --------  --------  ----------  --------  --------  --------
Gross profit                    50,906    56,904      21,484    39,200    47,050    31,242
Selling and administrative
 expenses                       38,978    39,942      16,762    35,410    30,338    25,857
                              --------  --------  ----------  --------  --------  --------
Income from operations          11,928    16,962       4,722     3,790    16,712     5,385
Interest expense                 9,269     8,776       4,135     9,051     7,673     6,015
Other income                       510       525         252       450       607       889
                              --------  --------  ----------  --------  --------  --------
Income (loss) before income
 taxes                           3,169     8,711         839    (4,811)    9,646       259
Income tax (expense) benefit    (1,373)   (3,589)       (388)    1,820    (3,858)     (210)
                              --------  --------  ----------  --------  --------  --------
Net income (loss)             $  1,796  $  5,122    $    451  $ (2,991) $  5,788  $     49
                              ========  ========  ==========  ========  ========  ========
Basic earnings (loss) per
 common share                 $   0.20  $   0.56    $   0.05  $  (0.33) $   0.64  $   0.00
Diluted earnings (loss) per
 common share                 $   0.20  $   0.56    $   0.05  $  (0.33) $   0.63  $   0.00


                      June 24, June 25, June 26,         December 31,
                         1999     1998     1997     1996     1995    1994
                      -------- -------- -------- -------- -------- --------
Balance Sheet Data:
($ in thousands)
Working capital       $ 53,515 $ 52,850 $ 49,866 $ 40,956 $ 58,148 $ 36,418
Total assets           205,224  219,676  187,417  205,352  219,002  199,714
Long-term debt, less
 current maturities     57,508   63,182   68,862   63,319   74,681   52,804
Total debt              99,591  115,145   90,286   94,792  104,989  105,178
Stockholders' equity    79,994   78,198   73,071   72,620   75,611   68,092



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
-----------------------------------------------------------

The statements contained in the following Management's Discussion and Analysis of Financial Condition and Results of Operations which are not historical (including statements concerning the Company's expectations regarding the upcoming year 2000 and market risk) are "forward looking statements". These forward looking statements, which are generally followed (and therefore identified) by a cross reference to "Factors That May Affect Future Results" or are identified by the use of forward looking words and phrases such as "intend", "may", "believes" and "expects", represent the Company's present expectations or beliefs concerning future events. The Company cautions that such statements are qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including the factors described below under "Factors That May Affect Future Results", as well as the timing and occurrence (or non-occurrence) of transactions and events which may be subject to circumstances beyond the Company's control. Consequently, results actually achieved may differ materially from the expected results included in these statements.

GENERAL
-------
On April 30, 1997, the Board of Directors of the Company voted to change the Company's fiscal year from a calendar year to a fiscal year that ends on the final Thursday of June each year. References herein to fiscal 1999 are to the fiscal year ended June 24, 1999. References herein to fiscal 1998 are to the fiscal year ended June 25, 1998. References herein to the "Transition Period" are to the twenty-six weeks ended June 26, 1997. References herein to fiscal 1996 are to the fiscal year ended December 31, 1996. As used herein, unless the context otherwise indicates, the terms "Company" and "JBSS" refer collectively to John B. Sanfilippo & Son, Inc. and its wholly owned subsidiaries, including Sunshine Nut Co., Inc. ("Sunshine").
Effective as of June 25, 1999, Sunshine and Quantz Acquisition Co., Inc., two of the Company's three wholly owned subsidiaries, were merged into and with the Company.

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

Also, due primarily to the seasonal nature of the Company's business, the Company maintains significant inventories of peanuts, pecans, walnuts, almonds and other nuts at certain times of the year, especially during the second and third quarters of the Company's fiscal year. Fluctuations in the market prices of such nuts may affect the value of the Company's inventory and thus the Company's profitability. For example, declines in the market prices for pecans required the Company to record a $2.6 million charge in the third quarter of fiscal 1996 to write down the carrying value of its pecan inventory to the lower of cost or market value of such inventory as of September 26, 1996. See "Results of Operations -- Fiscal 1998 Compared to the Fifty-two Weeks Ended June 26, 1997 -- Gross Profit". There can be no assurance that future write-downs of the Company's inventory may not be required from time to time because of market price fluctuations, competitive pricing pressures, the effects of various laws or regulations or other factors. See "Factors That May Affect Future Results -- Availability of Raw Materials and Market Price Fluctuations".

At June 24, 1999, the Company's inventories totalled approximately $89.0 million compared to approximately $99.5 million at June 25, 1998. Inventory levels at June 24, 1999 were lower than inventories at June 25, 1998 due primarily to decreased levels on hand of certain nuts, especially walnuts and pecans. These decreased levels were due primarily to lower purchases of walnuts and pecans in the 1998 crop year than in the preceding crop year offset partially by higher purchases of peanuts in the 1998 crop year than in the preceding crop year. See "Factors That May Affect Future Results -- Availability of Raw Materials and Market Price Fluctuations".

To enhance consumer awareness of dietary issues associated with the consumption of peanuts and other nut products, the Company has taken steps to educate the consumer about the benefits of nut consumption. Also, there have been various medical studies detailing the healthy attributes of nuts and the Mediterranean Diet Pyramid promotes the daily consumption of nuts as part of a healthy diet. The Company has no experience or data that indicates that the growth in the number of health conscious consumers will cause a change in nut consumption. Also, over the last three years there has been some publicity concerning allergic reactions to peanuts and other nuts. However, the Company has no experience or data that indicates peanut and other nut related allergies have affected the Company's business. Furthermore, the Company does not presently believe that nut related allergies will have a material adverse affect on the Company's financial results in the foreseeable future.

RESULTS OF OPERATIONS
---------------------
The following tables present certain items of the Company's results of operations for fiscal 1999, fiscal 1998, the fifty-two weeks ended June 26, 1997, the Transition Period and the twenty-six weeks ended June 27, 1996. The results of operations for the fifty-two weeks ended June 26, 1997 and the twenty-six weeks ended June 27, 1996 were not audited (since the Company changed its fiscal year end to the final Thursday in June, effective
June 26, 1997), but are presented to provide a more meaningful comparison of the Company's results of operations. Dollars are presented in thousands.

                      Year Ended            Year Ended
                        June 24,  % of Net    June 25,  % of Net % Increase
                            1999     Sales        1998     Sales (Decrease)
                      ----------  --------  ----------  -------- ----------
Net sales               $319,239     100.0    $317,390     100.0        0.6
Gross profit              50,906      15.9      56,904      17.9      (10.5)
Selling expenses          29,870       9.4      29,475       9.3        1.3
Administrative expenses    9,108       2.9      10,467       3.3      (13.0)
Income from operations    11,928       3.7      16,962       5.3      (29.7)

                      Year Ended                Fifty-two
                        June 25,  % of Net    Weeks Ended  % of Net % Increase
                            1998     Sales  June 26, 1997     Sales (Decrease)
                      ----------  --------  -------------  -------- ----------
Net sales               $317,390     100.0       $309,500     100.0       2.6
Gross profit              56,904      17.9         43,209      14.0      31.7
Selling expenses          29,475       9.3         25,290       8.2      16.5
Administrative expenses   10,467       3.3         10,828       3.5      (3.3)
Income from operations    16,962       5.3          7,091       2.3     139.2

                      Twenty-six               Twenty-six
                     Weeks Ended  % of Net    Weeks Ended  % of Net  % Increase
                   June 26, 1997     Sales  June 27, 1996     Sales  (Decrease)
                   -------------  --------  -------------  --------  ----------
Net sales               $133,064     100.0       $117,968     100.0       12.8
Gross profit              21,484      16.1         17,475      14.8       22.9
Selling expenses          11,787       8.9         10,406       8.8       13.3
Administrative expenses    4,975       3.7          5,644       4.8      (11.9)
Income from operations     4,722       3.5          1,425       1.2      231.4


Fiscal 1999 Compared to Fiscal 1998
-----------------------------------
Net Sales. Net sales increased from approximately $317.4 million for fiscal 1998 to approximately $319.2 million for fiscal 1999, an increase of approximately $1.8 million or 0.6%. The increase in net sales was due primarily to increased unit volume sales to the Company's export and food service customers. These increases were partially offset by decreased unit volume sales to the Company's retail customers. The decrease in retail sales was caused primarily by declines in regional brand and private label sales as a result of increased competitive activity. See "Factors That May Affect Future Results -- Competitive Environment".

Gross Profit. Gross profit in fiscal 1999 decreased 10.5% to approximately $50.9 million from approximately $56.9 million for fiscal 1998. Gross profit margin decreased from 17.9% for fiscal 1998 to 15.9% for fiscal 1999. This decrease was due primarily to (i) decreases in net sales as a percentage of total sales to retail customers, which sales generally carry higher margins than sales to the Company's other customers, and (ii) increased competitive activity.

Selling and Administrative Expenses. Selling and administrative expenses as a percentage of net sales decreased from 12.6% for fiscal 1998 to 12.2% for fiscal 1999. Selling expenses as a percentage of net sales increased slightly from 9.3% for fiscal 1998 to 9.4% for fiscal 1999. This slight increase was due primarily to increases in promotional activity. Administrative expenses as a percentage of net sales decreased from 3.3% for fiscal 1998 to 2.9% for fiscal 1999. This decrease was due primarily to decreases in expenses related to compensation programs and the Company's efforts to control administrative expenses. These decreases were partially offset by increases in the reserve for the Crane Litigation.
See Note 11 to the Consolidated Financial Statements.

Income from Operations. Due to the factors discussed above, income from operations decreased from approximately $17.0 million, or 5.3% of net sales, for fiscal 1998 to approximately $11.9 million, or 3.7% of net sales, for fiscal 1999.

Interest Expense. Interest expense increased from approximately $8.8 million for fiscal 1998 to approximately $9.3 million for fiscal 1999. This increase was due primarily to a higher average level of borrowings for the first half of fiscal 1999 compared to fiscal 1998 to support higher levels of inventories.

Income Taxes. The Company recorded income tax expense of approximately $1.4 million, or 43.3% of income before income taxes, for fiscal 1999.

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

Selling and Administrative Expenses. Selling and administrative expenses as a percentage of net sales increased from 11.7% for the fifty-two weeks ended June 26, 1997 to 12.6% for fiscal 1998. Selling expenses as a percentage of net sales increased from 8.2% for the fifty-two weeks ended June 26, 1997 to 9.3% for fiscal 1998. This increase was due primarily to higher promotional allowances to support the growth in the Company's sales to retail customers. Administrative expenses as a percentage of net sales decreased from 3.5% for the fifty-two weeks ended June 26, 1997 to 3.3% for fiscal 1998. This decrease was due primarily to the Company's efforts to control administrative expenses coupled with a higher revenue base.

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

Selling and Administrative Expenses. Selling and administrative expenses as a percentage of net sales decreased from 13.6% for the twenty-six weeks ended June 27, 1996 to 12.6% for the Transition Period. Selling expenses as a percentage of net sales increased marginally from 8.8% for the twenty-six weeks ended June 27, 1996 to 8.9% for the Transition Period. Administrative expenses as a percentage of net sales decreased from 4.8% for the twenty-six weeks ended June 27, 1996 to 3.7% for the Transition Period. This decrease was due primarily to lower staffing costs due to the restructuring of certain administrative functions after the first quarter of fiscal 1996.

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


LIQUIDITY AND CAPITAL RESOURCES
-------------------------------
General
-------
During fiscal 1999, the Company continued to finance its activities through a bank credit facility entered into on March 31, 1998 (the
"Bank Credit Facility"), $35.0 million borrowed under a long-term financing facility originally entered into by the Company in 1992 (the "Long-Term Financing Facility") and $25.0 million borrowed on September 12, 1995 under a long-term financing arrangement (the "Additional Long-Term Financing").

Net cash provided by operating activities was approximately $20.2 million for fiscal 1999 compared to net cash used in operating activities of approximately $19.7 million for fiscal 1998. The significant increase in cash provided by operating activities was due primarily to decreased purchases of certain nuts, especially pecans and walnuts, which resulted in a decrease of approximately $10.5 million in inventories from June 25, 1998 to June 24, 1999. As a result of the decrease in inventories, notes payable decreased to approximately $36.4 million at June 24, 1999 from approximately $46.2 million at June 25, 1998. The largest component of net cash used in investing activities during fiscal 1999 was approximately $4.0 million in capital expenditures. During fiscal 1999, the Company repaid approximately $5.8 million of long-term debt, compared to approximately $4.9 million for fiscal 1998.

Financing Arrangements
----------------------
The Bank Credit Facility is comprised of (i) a working capital revolving loan which provides working capital financing of up to approximately $62.3 million, in the aggregate, and matures on March 31, 2001, and (ii) a $7.7 million letter of credit (the "IDB Letter of Credit") to secure the industrial development bonds described below which matures on June 1, 2002. Borrowings under the working capital revolving loan accrue interest at a rate (the weighted average of which was 6.33% at June 24, 1999) determined pursuant to a formula based on the agent bank's quoted rate and the Eurodollar Interbank rate.

Of the total $35.0 million of borrowings under the Long-Term Financing Facility, $25.0 million matures on August 15, 2004, bears interest at rates ranging from 7.34% to 9.18% per annum payable quarterly, and requires equal semi-annual principal installment payments through maturity. The remaining $10.0 million of this indebtedness matures on May 15, 2006, bears interest at the rate of 9.16% per annum payable quarterly, and requires equal semi-annual principal installment payments through maturity.
As of June 24, 1999, there was approximately $20.6 million total principal amount outstanding under the Long-Term Financing Facility.

The Additional Long-Term Financing has a maturity date of September 1,
2005 and (i) as to $10.0 million of the total $25.0 million of borrowings thereunder, bears interest at an annual rate of 8.3% payable semiannually and, beginning on September 1, 1999, requires annual principal payments of approximately $1.4 million each through maturity, and (ii) as to the other $15.0 million of total borrowings thereunder, bears interest at an annual rate of 9.38% payable semiannually and requires principal payments of $5.0 million each on September 1, 2003 and September 1, 2004, with a final payment of $5.0 million at maturity on September 1, 2005. As of June 24, 1999, the total principal amount outstanding under the Additional Long-Term Financing was $25.0 million.

The terms of the Company's financing facilities, as amended, include certain restrictive covenants that, among other things: (i) require the Company to maintain specified financial ratios; (ii) limit the Company's annual capital expenditures to $7.5 million; and (iii) require that Jasper B. Sanfilippo (the Company's Chairman of the Board and Chief Executive Officer) and Mathias A.Valentine (a director and the Company's President) together with their respective immediate family members and certain trusts created for the benefit of their respective sons and daughters, continue to own shares representing the right to elect a majority of the directors of the Company. In addition, (i) the Long-Term Financing Facility limits the Company's payment of dividends to a cumulative amount not to exceed 25% of the Company's cumulative net income from and after January 1, 1996, (ii) the Additional Long-Term Financing limits cumulative dividends to the sum of
(a) 50% of the Company's cumulative net income (or minus 100% of the Company's cumulative net loss) from and after January 1, 1995 to the date the dividend is declared, (b) the cumulative amount of the net proceeds received by the Company during the same period from any sale of its capital stock, and (c) $5.0 million, and (iii) the Bank Credit Facility limits dividends to the lesser of (a) 25% of net income for the previous fiscal year, or (b) $5.0 million, and also prohibits the Company from redeeming shares of capital stock.

As of June 24, 1999, the Company was in compliance with all restrictive covenants, as amended, under its financing facilities. The Company was not, however, in compliance with certain restrictive covenants under its financing facilities as of the end of the second quarter of fiscal 1999 and received waivers from its lenders for such non-compliance.
Moreover, it is probable that the Company will not comply with the fixed charge coverage covenant under the Additional Long-Term Financing for the first quarter of fiscal 2000 and it is possible that the Company will not comply with the fixed charge coverage covenant under the Long-Term Financing Facility and the Additional Long-Term Financing for the second quarter and remainder of fiscal 2000. Because a default under any of the Company's financing arrangements constitutes a default under each of its other financing arrangements, any such non-compliance will require the Company to obtain waivers from each of its lenders under the Bank Credit Facility, Long-Term Financing Facility and Additional Long-Term Financing to avoid acceleration of the maturity date under each arrangement. While the Company has always obtained waivers from its lenders for past non-compliance with this covenant, and believes it will be able to obtain similar waivers in fiscal 2000, there can be no assurance that such waivers will be obtained. If the Company is unable to secure the necessary waivers from its lenders, the lenders will have the right to accelerate the payment of balances due under these credit facilities.

The Company has approximately $7.6 million in aggregate principal amount of industrial development bonds outstanding which was used to finance the acquisition, construction and equipping of the Company's Bainbridge, Georgia facility (the "IDB Financing"). The bonds bear interest payable semiannually at 5.375% through May 2002. On June 1, 2002, and on each subsequent interest reset date for the bonds, the Company is required to redeem the bonds at face value plus any accrued and unpaid interest, unless a bondholder elects to retain his or her bonds. Any bonds redeemed by the Company at the demand of a bondholder on the reset date are required to be remarketed by the underwriter of the bonds on a "best efforts" basis. Funds for the redemption of bonds on the demand of any bondholder are required to be obtained from the following sources in the following order of priority: (i) funds supplied by the Company for redemption; (ii) proceeds from the remarketing of the bonds; (iii) proceeds from a drawing under the IDB Letter of Credit; or (iv) in the event funds from the foregoing sources are insufficient, a mandatory payment by the Company. Drawings under the IDB Letter of Credit to redeem bonds on the demand of any bondholder are payable in full by the Company upon demand of the lenders under the Bank Credit Facility. In addition, the Company is required to redeem the bonds in varying annual installments, ranging from approximately $0.2 million in fiscal 2000 to approximately $0.8 million in fiscal 2017. The Company is also required to redeem the bonds in certain other circumstances; for example, within 180 days after any determination that interest on the bonds is taxable. The Company has the option, subject to certain conditions, to redeem the bonds at face value plus accrued interest, if any.

Significant Acquisitions and Capital Expenditures
-------------------------------------------------
The Company invested over $58 million in capital expenditures on major expansion projects from calendar 1993 through calendar 1996. These programs are now completed. For fiscal 1999, capital expenditures were approximately $4.0 million. The Company believes that capital expenditures for fiscal 2000 will be comparable to the levels incurred in fiscal 1999.

Capital Resources
-----------------
As of June 24, 1999, the Company had approximately $24.6 million of available credit under the Bank Credit Facility. The Company believes that cash flow from operating activities and funds available under the Bank Credit Facility (assuming the Company maintains compliance with the restrictive covenants under the Bank Credit Facility currently in effect, or, in the event of any subsequent non-compliance, is able to obtain any necessary waivers) will be sufficient to meet working capital requirements, anticipated capital expenditures and debt service requirements for the foreseeable future.

Year 2000
---------
The Company has substantially completed its review of its internal systems, processes and facilities to determine if it has software or hardware applications that are unable to appropriately interpret or recognize the year 2000 (the "Year 2000"). In addition, the Company is conducting a survey of third parties with whom it has material business relationships (such as customers, suppliers and financial institutions) to determine if they have Year 2000 issues that will materially and adversely impact the Company.

The Company believes, based on representations from its software vendors, that its internal computer system (which was installed in 1991) and its applications are Year 2000 compliant. Furthermore, a regularly scheduled upgrade of the internal computer system to the latest release was implemented during the first quarter of fiscal 1999. The internal computer system is responsible for inventory control applications, financial reporting and payroll. In addition, the Company has reviewed its manufacturing operations and has determined that no material portion of such operations is date sensitive. Certain of the Company's customers submit orders through Electronic Data Interchange ("EDI"), a third party computer system utilized by the Company. A regularly scheduled upgrade of the Company's EDI system was performed during the second quarter of fiscal 1999. The Company believes, based on representations from its software vendors, that its EDI system is Year 2000 compliant. The Company has also completed the review of its desktop computer systems and facilities for Year 2000 issues, and believes that any Year 2000 issues related to such systems and facilities would not have a material adverse effect on the Company.

Also, the Company is in the process of making initial inquiries of third parties with whom it has material business relationships to determine whether they will be able to resolve in a timely manner any Year 2000 problems materially and adversely affecting the Company. In the course of these initial inquiries, which have focused primarily on the Company's major customers, the Company has not been made aware of any material Year 2000 issues which would adversely affect the Company. In addition, the Company's major vendors are growers, and the Company believes they are not dependent upon computers in order to transact business. The Company expects to complete a survey of such third parties by the end of the first quarter of fiscal 2000.

Based upon the Company's review of its systems and the current status of the Company's survey of third parties with whom it has material business relationships, the Company has not identified any material costs to address, or material risks related to, Year 2000 issues. There can be no assurance, however, that Year 2000 issues will not have a material adverse effect on the Company if the Company and/or those with whom it conducts business are unsuccessful in identifying or implementing timely solutions to any Year 2000 issues. The Company intends to continue its review of its Year 2000 status with the intention of completing that review on the schedule described above and, to the extent necessary, is developing Year 2000 contingency plans for critical business processes. In a worst case Year 2000 scenario, the Company presently believes it would revert back to manual applications to perform order entry, billing and other functions.

FACTORS THAT MAY AFFECT FUTURE RESULTS
--------------------------------------
Availability of Raw Materials and Market Price Fluctuations
-----------------------------------------------------------
The availability and cost of raw materials for the production of the Company's products, including peanuts, pecans, other nuts, dried fruit and chocolate, are subject to crop size and yield fluctuations caused by factors beyond the Company's control, such as weather conditions and plant diseases. Additionally, the supply of edible nuts and other raw materials used in the Company's products could be reduced upon a determination by the United States Department of Agriculture (the "USDA") or other government agency that certain pesticides, herbicides or other chemicals used by growers have left harmful residues on portions of the crop or that the crop has been contaminated by aflatoxin or other agents. Shortages in the supply and resulting increases in the prices of nuts and other raw materials used by the Company in its products (to the extent that cost increases cannot be passed on to customers) could have an adverse impact on the Company's profitability. Furthermore, fluctuations in the market prices of nuts, dried fruit or chocolate may affect the value of the Company's inventory and the Company's profitability. For example, during the third quarter of fiscal 1996 the Company was required to record a $2.6 million charge against its earnings to reflect the impact of a lower cost or market adjustment of its pecan inventory. The Company has a significant inventory of nuts, dried fruit and chocolate that would be adversely affected by any decrease in the market price of such raw materials. See "General".

Competitive Environment
-----------------------
The Company operates in a highly competitive environment. The Company's principal products compete against food and snack products manufactured and sold by numerous regional and national companies, some of which are substantially larger and have greater resources than the Company, such as Planters Livesavers Company (a subsidiary of RJR Nabisco, Inc.) and Ralcorp Holdings, Inc. The Company also competes with other shellers in the industrial market and with regional processors in the retail and wholesale markets. In order to maintain or increase its market share, the Company must continue to price its products competitively. This competitive pricing may lower revenue per unit and cause declines in gross margin, if the Company is unable to increase unit volumes as well as reduce its costs.

Fixed Price Commitments
-----------------------
From time to time, the Company enters into fixed price commitments with its customers. Such commitments typically represent approximately 10% of the Company's annual net sales and are normally entered into after the Company's cost to acquire the nut products necessary to satisfy the fixed price commitment is substantially fixed. The Company plans to continue entering into fixed price commitments with respect to certain of its nut products prior to fixing its acquisition cost when, in management's judgment, market or crop harvest conditions so warrant. To the extent the Company does so, these fixed price commitments may result in losses. Historically, however, such losses have generally been offset by gains on other fixed price commitments. However, there can be no assurance that losses from fixed price commitments will not have a material adverse effect on the Company's results of operations.

Federal Regulation of Peanut Prices, Quotas and Poundage Allotments
-------------------------------------------------------------------
Peanuts are an important part of the Company's product line. Approximately 50% of the total pounds of products processed annually by the Company are peanuts, peanut butter and other products containing peanuts. The production and marketing of peanuts are regulated by the USDA under the Agricultural Adjustment Act of 1938 (the "Agricultural Adjustment Act"). The Agricultural Adjustment Act, and regulations promulgated thereunder, support the peanut crop by: (i) limiting peanut imports; (ii) limiting the amount of peanuts that American farmers are allowed to take to the domestic market each year; and (iii) setting a minimum price that a sheller must pay for peanuts which may be sold for domestic consumption. The amount of peanuts that American farmers can sell each year is determined by the Secretary of Agriculture and is based upon the prior year's peanut consumption in the United
States. Only peanuts that qualify under the quota may be sold for domestic food products and seed. The peanut quota for the 1999 crop year is approximately 1.2 million tons. Peanuts in excess of the quota are called "additional peanuts" and generally may only be exported or used domestically for crushing into oil or meal. Current regulations permit additional peanuts to be domestically processed and exported as finished goods to any foreign country. The quota support price for the 1999 crop year is approximately $610 per ton.

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

Financial Covenants
-------------------
From time to time, the Company has not complied with certain financial covenants under its three primary financing facilities, and it is probable that the Company will not comply with the fixed charge coverage covenant for one of its primary lenders in the first quarter of fiscal 2000 and it is possible that it may not comply with this covenant for two of its primary lenders during the remainder of fiscal 2000. A default under one of the Company's three primary financing arrangements constitutes a cross-default under the other primary financing arrangements. Therefore, the Company must obtain a waiver from each of its three primary lenders for a single default. While the Company has always obtained waivers from its primary lenders for past noncompliance with its financial covenants, and believes it will be able to obtain similar waivers in the future, there can be no assurance that the Company's lenders will always provide such waivers. If the Company is unable to secure the necessary waivers from its primary lenders, the primary lenders will have the right to accelerate the balances due under the financing facilities. If such balances are accelerated, the Company may be required to borrow money at higher costs. See "Liquidity and Capital Resources -- Financing Arrangements".

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
----------------------------------------------------------
The Company has not entered into transactions using derivative financial instruments. The Company believes that its exposure to market risk related to its other financial instruments (which are the debt instruments discussed under "Liquidity and Capital Resources") is not material.


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

Our independent accountants, PricewaterhouseCoopers LLP, conduct annual audits of our financial statements in accordance with generally accepted auditing standards, which include the review of internal controls for the purpose of establishing audit scope and the issuance of an opinion on the fairness of such financial statements.

The Company has an Audit Committee that meets periodically with management and the independent accountants to review the manner in which they are performing their responsibilities and to discuss auditing, internal accounting controls and financial reporting matters. The independent accountants periodically meet alone with the Audit Committee and have free access to the Audit Committee at any time.

                                          /s/ GARY P. JENSEN
                                          ------------------
                                          Gary P. Jensen
                                          Executive Vice President Finance
                                          & Chief Financial Officer


REPORT OF INDEPENDENT ACCOUNTANTS
---------------------------------
To the Board of Directors and Stockholders of John B. Sanfilippo & Son, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of John B. Sanfilippo & Son, Inc. and its subsidiaries at June 24, 1999 and June 25, 1998, and the results of their operations and their cash flows for the years ended June 24, 1999 and June 25, 1998, for the twenty-six week period ended June 26, 1997 and for the year ended December 31, 1996 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                               /s/PRICEWATERHOUSECOOPERS LLP
                                               -----------------------------
                                               PricewaterhouseCoopers LLP
                                               Chicago, Illinois
                                               August 20, 1999


CONSOLIDATED BALANCE SHEETS
---------------------------
June 24, 1999 and June 25, 1998 (dollars in thousands)


                                           June 24,        June 25,
Assets                                        1999            1998
                                           --------        --------
Current Assets:
 Cash                                      $  1,393        $    549
 Accounts receivable, including related
  party receivables of $253 and $1,010,
  less allowance for doubtful accounts
  of $660 and $846                           24,105          23,901
 Inventories                                 89,033          99,535
 Deferred income taxes                          519             417
 Income taxes receivable                         94           1,454
 Prepaid expenses and other current assets    3,355           3,024
                                           --------        --------
Total Current Assets                        118,499         128,880
                                           --------        --------
Properties:
 Buildings                                   55,452          55,318
 Machinery and equipment                     73,794          70,099
 Furniture and leasehold improvements         5,049           5,001
 Vehicles                                     4,137           4,260
                                           --------        --------
                                            138,432         134,678
 Less: Accumulated depreciation              67,550          60,943
                                           --------        --------
                                             70,882          73,735
 Land                                         1,892           1,892
                                           --------        --------
Total Properties                             72,774          75,627
                                           --------        --------
Other Assets:
 Goodwill and other intangibles, less
  accumulated amortization of $3,483
  and $2,670                                  6,941           7,754
 Miscellaneous                                7,010           7,415
                                           --------        --------
Total Other Assets                           13,951          15,169
                                           --------        --------
Total Assets                               $205,224        $219,676
                                           ========        ========

The accompanying notes are an integral part of these financial statements.


CONSOLIDATED BALANCE SHEETS
---------------------------
June 24, 1999 and June 25, 1998 (dollars in thousands, except per share amounts)

                                           June 24,        June 25,
Liabilities & Stockholders' Equity            1999            1998
                                           --------        --------
Current Liabilities:
 Notes payable                             $ 36,411        $ 46,174
 Current maturities of long-term debt         5,672           5,789
 Accounts payable, including related
  party payables of $475 and $591             9,839          12,038
 Drafts payable                               5,540           2,785
 Accrued expenses                             7,522           9,244
                                           --------        --------
Total Current Liabilities                    64,984          76,030
Long-term Liabilities:
 Long-term debt, less current maturities     57,508          63,182
 Deferred income taxes                        2,738           2,266
                                           --------        --------
Total Long-term Liabilities                  60,246          65,448
                                           --------        --------
Stockholders' Equity:
 Preferred Stock, $.01 par value;
  500,000 shares authorized, none issued
  or outstanding
 Class A Common Stock, cumulative voting
  rights of ten votes per share, $.01
  par value; 10,000,000 shares authorized,
  3,687,426 shares issued and outstanding        37              37
 Common Stock, noncumulative voting rights
  of one vote per share, $.01 par value;
  10,000,000 shares authorized,	5,579,039
  shares issued and outstanding                  56              56
 Capital in excess of par value              57,196          57,196
 Retained earnings                           23,909          22,113
 Treasury stock, at cost; 117,900 shares     (1,204)         (1,204)
                                           --------        --------
Total Stockholders' Equity                   79,994          78,198
                                           --------        --------
Total Liabilities & Stockholders' Equity   $205,224        $219,676
                                           =========       ========

The accompanying notes are an integral part of these financial statements.


CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------
For the years ended June 24, 1999 and June 25, 1998, the twenty-six weeks ended June 26, 1997 and June 27, 1996 and the year ended December 31, 1996 (dollars in thousands, except for earnings (loss) per share)

                                                           Twenty-six Weeks Ended
                                  Year Ended   Year Ended                 June 27,    Year Ended
                                    June 24,     June 25,    June 26,         1996  December 31,
                                        1999         1998       1997   (Unaudited)          1996
                                  ----------   ----------  ----------  -----------  ------------
Net sales                           $319,239     $317,390    $133,064     $117,968      $294,404
Cost of sales                        268,333      260,486     111,580      100,493       255,204
                                  ----------   ----------  ----------  -----------  ------------
Gross profit                          50,906       56,904      21,484       17,475        39,200
                                  ----------   ----------  ----------  -----------  ------------
Selling expenses                      29,870       29,475      11,787       10,406        23,909
Administrative expenses                9,108       10,467       4,975        5,644        11,501
                                  ----------   ----------  ----------  -----------  ------------
Total selling and
 administrative expenses              38,978       39,942      16,762       16,050        35,410
                                  ----------   ----------  ----------  -----------  ------------
Income from operations                11,928       16,962       4,722        1,425         3,790
                                  ----------   ----------  ----------  -----------  ------------
Other income (expense):
 Interest expense ($987,
  $963, $440, $453 and
  $899 to related parties)            (9,269)      (8,776)     (4,135)      (4,822)       (9,051)
 Interest income ($0, $0,
  $0, $7 and $7 from
  related parties)                        31           29          16           17            27
 Gain (loss) on disposition
  of properties                           20           (4)          3            7            12
 Rental income                           459          500         233          215           411
                                  ----------   ----------  ----------  -----------  ------------
Total other income (expense)          (8,759)      (8,251)     (3,883)      (4,583)       (8,601)
                                  ----------   ----------  ----------  -----------  ------------
Income (loss) before income taxes      3,169        8,711         839       (3,158)       (4,811)
Income tax (expense) benefit          (1,373)      (3,589)       (388)       1,211         1,820
                                  ----------   ----------  ----------  -----------  ------------
Net income (loss)                   $  1,796     $  5,122    $    451     $ (1,947)     $ (2,991)
                                  ==========   ==========  ==========  ===========  ============
Basic and diluted earnings (loss)
 per common share                   $   0.20     $   0.56    $   0.05     $  (0.21)     $  (0.33)
                                  ==========   ==========  ==========  ===========  ============
Weighted average shares
 outstanding - basic               9,148,565    9,147,862   9,147,666    9,147,666     9,147,666
Weighted average shares
 outstanding - diluted             9,148,931    9,168,175   9,147,759    9,147,666     9,147,666

The accompanying notes are an integral part of these financial statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
-----------------------------------------------
For the years ended June 24, 1999 and June 25, 1998, the twenty-six weeks ended June 26, 1997 and the year ended December 31, 1996
(dollars in thousands)

                                                   Capital in
                                 Class A   Common   Excess of   Retained  Treasury
                            Common Stock    Stock   Par Value   Earnings     Stock     Total
                            ------------   ------  ----------   --------  --------   -------
Balance, December 31, 1995           $37      $56     $57,191    $19,531   $(1,204)  $75,611
Net loss                                                          (2,991)             (2,991)
                            ------------   ------  ----------   --------  --------   -------
Balance, December 31, 1996            37       56      57,191     16,540    (1,204)   72,620
Net income                                                           451                 451
                            ------------   ------  ----------   --------  --------   -------
Balance, June 26, 1997                37       56      57,191     16,991    (1,204)   73,071
Net income                                                         5,122               5,122
Stock options exercised                                     5                              5
                            ------------   ------  ----------   --------  --------   -------
Balance, June 25, 1998                37       56      57,196     22,113    (1,204)   78,198
Net income                                                         1,796               1,796
                            ------------   ------  ----------   --------  --------   -------
Balance, June 24, 1999               $37      $56     $57,196    $23,909   $(1,204)  $79,994
                            ============   ======  ==========   ========  ========   =======

The accompanying notes are an integral part of these financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------
For the years ended June 24, 1999 and June 25, 1998, the twenty-six weeks ended June 26, 1997 and June 27, 1996 and the year ended December 31, 1996 (dollars in thousands)

                                                           Twenty-six Weeks Ended
                                    Year Ended  Year Ended                June 27,    Year Ended
                                      June 24,    June 25,   June 26,         1996  December 31,
                                          1999        1998       1997  (Unaudited)          1996
                                    ----------  ----------  ---------  -----------  ------------
Cash flows from operating
 activities:
  Net income (loss)                   $  1,796    $  5,122  $     451     $ (1,947)     $ (2,991)
  Adjustments:
   Depreciation and amortization         7,908       8,226      4,322        4,139         8,629
   (Gain) loss on disposition
    of properties                          (20)          4         (4)          (7)           (8)
   Deferred income taxes                   370         804        915                        390
  Change in current assets and
    current liabilities:
   Accounts receivable, net               (204)      1,299      2,186        7,021           403
   Inventories                          10,502     (36,547)    14,117       13,178        19,255
   Prepaid expenses and other
    current assets                        (331)     (1,605)      (595)        (329)         (142)
   Accounts payable                     (2,199)        845    (12,650)     (17,039)       (2,884)
   Drafts payable                        2,755         238       (971)         196         1,658
   Accrued expenses                     (1,722)        588       (736)        (729)          724
   Income taxes receivable/payable       1,360       1,376       (621)      (2,279)       (2,853)
                                    ----------  ----------  ---------  -----------  ------------
Net cash provided by (used in)
 operating activities                   20,215     (19,650)     6,414        2,204        22,181
                                    ----------  ----------  ---------  -----------  ------------
Cash flows from investing
  activities:
 Acquisition of properties              (3,960)     (4,227)    (1,898)      (5,246)       (9,198)
 Proceeds from disposition of
  properties                                36           7          7           10            13
 Stockholder note receivable                                                   354           354
 Other                                     107        (961)       147          (61)       (1,437)
                                    ----------  ----------  ---------  -----------  ------------
Net cash used in investing
 activities                             (3,817)     (5,181)    (1,744)      (4,943)      (10,268)
                                    ----------  ----------  ---------  -----------  ------------
Cash flows from financing
  activities:
 Net (repayments) borrowings
  on notes payable                      (9,763)     29,687     (2,288)       4,172        (7,947)
 Principal payments on
  long-term debt                        (5,791)     (4,938)    (2,353)      (1,565)       (3,772)
                                    ----------  ----------  ---------  -----------  ------------
Net cash (used in) provided by
  financing activities                 (15,554)     24,749     (4,641)       2,607       (11,719)
                                    ----------  ----------  ---------  -----------  ------------
Net increase (decrease) in cash            844         (82)        29         (132)          194
Cash:
  Beginning of period                      549         631        602          408           408
                                    ----------  ----------  ---------  -----------  ------------
  End of period                       $  1,393    $    549  $     631     $    276      $    602
                                    ==========  ==========  =========  ===========  ============
Supplemental disclosures of
  cash flow information:
 Interest paid                        $  9,270    $  8,422  $   4,127     $  4,694      $  8,785
 Income taxes paid                         182       3,421        194        1,104         1,187
Supplemental schedule of noncash
  investing and financing
  activities:
 Capital lease obligation incurred                     110        136          191           270
 Acquisition of Fisher Nut
  properties payable pursuant
  to a promissory note                                                       1,250         1,250


The accompanying notes are an integral part of these financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

Note 1 - SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------
Basis of consolidation
----------------------
The consolidated financial statements include the accounts of John B. Sanfilippo & Son, Inc. and its wholly owned subsidiaries, including
Sunshine Nut Co., Inc. (collectively, "JBSS" or the "Company"). Intercompany balances and transactions have been eliminated. On June 25, 1999, the Company dissolved two of its three wholly owned subsidiaries, Sunshine Nut Co., Inc. and Quantz Acquisition Co., Inc. and merged such subsidiaries into John B. Sanfilippo & Son, Inc.

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

Fisher Nut acquisition
----------------------
On November 6, 1995, the Company completed the first step in its acquisition of certain assets, and the assumption of certain liabilities, of the Fisher Nut business from The Procter & Gamble Company and its affiliates (the "Fisher Transaction"). The Fisher Transaction was divided into several parts, with the Company acquiring: (i) the Fisher trademarks, brand names, product formulas and other intellectual and proprietary property for $5,000, paid on November 6, 1995; (ii) certain specified items of machinery and equipment for $1,250, payable pursuant to a promissory note dated January 10, 1996
(secured by such machinery and equipment), bearing interest at an annual rate of 8.5% and requiring eight equal quarterly installments of principal (plus accrued interest) commencing in June 1996; (iii) certain of the raw material and finished goods inventories of the Fisher Nut business for $15,789, payable monthly, in cash, in amounts based on the amounts of such inventories actually used by the Company during each month with a final payment of the balance, if any, of the purchase price on March 31, 1996; and (iv) substantially all of the packaging materials of the Fisher Nut business for $1,128, payable monthly, in cash, in amounts based on the amount of such materials actually used by the Company during each month with a final payment of the balance, if any, of the purchase price on November 6, 1996.

Inventories
-----------
Inventories are stated at the lower of cost (first-in, first-out) or market. The value of inventories may be impacted by market price fluctuations.

Properties
----------
Properties are stated at cost. Cost is depreciated using the straight line method over the following estimated useful lives: buildings -- 30 to 40 years, machinery and equipment -- 5 to 10 years, furniture and leasehold improvements -- 5 to 10 years and vehicles -- 3 to 5 years.

The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is recognized currently. Maintenance and repairs are charged to operations as incurred.

Certain lease transactions relating to the financing of buildings are accounted for as capital leases, whereby the present value of future rental payments, discounted at the interest rate implicit in the lease, is recorded as a liability. A corresponding amount is capitalized as the cost of the assets and amortized on a straight line basis over the estimated lives of the assets or over the lease terms which range from 20 to 30 years, whichever is shorter. See also Note 7.

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

Gross sales to one customer were $34,770, or 11.7%, of total gross sales for the year ended December 31, 1996.

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

Goodwill and other long-lived assets
------------------------------------
Goodwill, which represents the excess purchase price over the fair value of net tangible and identifiable intangible assets acquired, is amortized on a straight line basis over periods ranging from 15 to 20 years. Other intangible assets, which represent amounts assigned at the time of a purchase acquisition, consist of patents and are being amortized over 6 years.

The Company reviews the carrying value of goodwill and other long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. This review is performed by comparing estimated undiscounted future cash flows from use and eventual disposition of the asset to the recorded value of the asset.

Interim financial data
----------------------
The interim financial data for the twenty-six weeks ended June 27, 1996 is unaudited; however, in the opinion of the Company, the interim data includes all adjustments consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim period.

Note 2 - EARNINGS PER SHARE
--------------------------
Earnings per common share is calculated using the weighted average number of shares of Common Stock and Class A Common Stock outstanding during the period. In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS 128") which is effective for all prior periods presented. The following table presents the required disclosures under SFAS 128:

                                                    Twenty-six
                         Year Ended  Year Ended          Weeks     Year Ended
                           June 24,    June 25,          Ended   December 31,
                               1999        1998  June 26, 1997           1996
                         ----------  ----------  -------------   ------------
Net income (loss)            $1,796      $5,122          $ 451        $(2,991)
Weighted average
 shares outstanding       9,148,565   9,147,862      9,147,666      9,147,666
Basic earnings (loss)
 per share                   $ 0.20      $ 0.56          $0.05        $ (0.33)
Effect of dilutive
 securities:
Stock options                   366      20,313             93
Weighted average
 shares outstanding       9,148,931   9,168,175      9,147,759      9,147,666
Diluted earnings (loss)
 per share                   $ 0.20      $ 0.56          $0.05        $ (0.33)

The following table summarizes the weighted average number of options which were outstanding for the periods presented but were not included in the computation of diluted earnings per share because the exercise prices of the options were greater than the average market price of the Common Stock, or because the options were anti-dilutive due to a net loss for the period.

                                                        Weighted Average
                                    Number of Options    Exercise Price
                                    -----------------   ----------------
Year ended June 24, 1999                  359,712            $10.24
Year ended June 25, 1998                  268,864            $12.17
Twenty-six weeks ended June 26, 1997      332,767            $11.11
Year ended December 31, 1996              409,189            $11.68

Note 3 - COMMON STOCK
---------------------
The Company's Class A Common Stock, $.01 par value (the "Class A Stock"), has cumulative voting rights with respect to the election of those directors which the holders of Class A Stock are entitled to elect, and 10 votes per share on all other matters on which holders of the Company's Class A Stock and Common Stock are entitled to vote. In addition, each share of Class A Stock is convertible at the option of the holder at any time into one share of Common Stock and automatically converted into one share of Common Stock upon any sale or transfer other than to related individuals. Each share of the Company's Common Stock, $.01 par value (the "Common Stock") has noncumulative voting rights of one vote per share. The Class A Stock and the Common Stock are entitled to share equally, on a share-for-share basis, in any cash dividends declared by the Board of Directors and the holders of the Common Stock are entitled to elect 25% of the members comprising the Board of Directors.

Note 4 - INCOME TAXES
---------------------
The provision (benefit) for income taxes for the years ended June 24, 1999 and June 25, 1998, the twenty-six weeks ended June 26, 1997 and the year ended December 31, 1996 are as follows:

                        June 24,   June 25,   June 26,  December 31,
                            1999       1998       1997          1996
                        --------   --------   --------  ------------
Current:
 Federal                 $   811     $2,261      $(431)      $(1,870)
 State                       192        524        (96)         (340)
Deferred:                    370        804        915           390
                        --------   --------   --------  ------------
Total provision (benefit)
 for income taxes         $1,373     $3,589      $ 388       $(1,820)
                        ========   ========   ========  ============

The differences between income taxes at the statutory federal income tax rate of 34% and income taxes reported in the statements of operations for the years ended June 24, 1999 and June 25, 1998, the twenty-six weeks ended June 26,
1997 and the year ended December 31, 1996 are as follows:

                       June 24,   June 25,   June 26,  December 31,
                           1999       1998       1997          1996
                       --------   --------   --------  ------------
Federal statutory
 income tax rate           34.0%      34.0%      34.0%         34.0%
State income taxes, net
 of federal benefit         5.1        5.1        5.6           4.7
Nondeductible items,
 principally goodwill       1.4        1.1        4.7          (2.0)
Other                       2.8        1.0        1.9           1.1
                       --------   --------   --------  ------------
Effective tax rate         43.3%      41.2%      46.2%         37.8%
                       ========   ========   ========  ============

The deferred tax assets and liabilities are comprised of the following:
                              June 24, 199            June 25, 1998
                            Asset   Liability       Asset   Liability
                           ------   ---------      ------   ---------
Current:
 Allowance for doubtful
  accounts                 $  264      $           $  338      $
 Employee compensation        377                     298
 Inventory                     92                      71
 Accounts receivable                      356                     488
 Other                        142                     198
                           ------   ---------      ------   ---------
Total current              $  875      $  356      $  905      $  488
                           ------   ---------      ------   ---------
Long-term:
 Depreciation                           4,654                   4,066
 Capitalized leases         1,460                   1,407
 Other                        456                     393
                           ------   ---------      ------   ---------
Total long-term             1,916       4,654       1,800       4,066
                           ------   ---------      ------   ---------
Total                      $2,791      $5,010      $2,705      $4,554
                           ======   =========      ======   =========

Note 5 - INVENTORIES
--------------------
Inventories consist of the following:
                                     June 24,   June 25,
                                         1999       1998
                                     --------   --------
Raw material and supplies             $33,998    $52,589
Work-in-process and finished goods     55,035     46,946
                                     --------   --------
Total inventories                     $89,033    $99,535
                                     ========   ========

Note 6 - NOTES PAYABLE
----------------------
Notes payable consist of the following:
                                 June 24,        June 25,
                                     1999            1998
                                 --------        --------
Revolving bank loan               $36,411         $46,174
                                 ========        ========

On March 31, 1998, the Company entered into a new unsecured credit facility, with certain banks, totaling $70,000 (the "Bank Credit Facility"). The Bank Credit Facility is comprised of (i) a working capital revolving loan which provides for working capital financing of up to approximately $62,343, in the aggregate, and matures on March 31, 2001, and (ii) a $7,657 standby letter of credit which matures on June 1, 2002. Borrowings under the working capital revolving loan accrue interest at a rate (the weighted average of which was 6.33% at June 24, 1999) determined pursuant to a formula based on the agent bank's quoted rate and the Eurodollar Interbank Rate. The standby letter of credit replaced a prior letter of credit securing certain industrial development bonds which financed the original acquisition, construction, and equipping of the Company's Bainbridge, Georgia facility. The Bank Credit Facility, as amended, includes certain restrictive covenants that, among other things: (i) require the Company to maintain a minimum tangible net worth; (ii) comply with specified financial ratios; (iii) limit annual capital expenditures to $7,500; (iv) restrict dividends to the lesser of 25% of net income for the previous fiscal year or $5,000; (v) prohibit the Company from redeeming shares of capital stock; and (vi) require that certain officers and stockholders of the Company, together with their respective family members and certain trusts created for the benefits of their respective children, continue to own shares representing the right to elect a majority of the directors of the Company.

Note 7 - LONG-TERM DEBT
-----------------------
Long-term debt consists of the following:
                                                   June 24,        June 25,
                                                       1999            1998
                                                   --------        --------
Industrial development bonds, secured by
 building, machinery and equipment with
 a cost aggregating $8,000                          $ 7,645         $ 7,830
Bank loan, secured by land and building
 with a cost of $2,050 guaranteed by
 certain stockholders of JBSS, principal
 and interest at 11.25%, payable in
 monthly installments of $18 through May 1999                         1,585
Capitalized lease obligations                         7,361           7,644
Series A note payable, interest payable
 quarterly at 8.72%, principal payable in
 semi-annual installments of $200 beginning
 February 1995                                        2,200           2,600
Series B note payable, interest payable
 quarterly at 9.07%, principal payable in
 semi-annual installments of $300 beginning
 February 1995                                        3,300           3,900
Series C note payable, interest payable
 quarterly at 9.07%, principal payable in
 semi-annual installments of $200 beginning
 February 1995                                        2,200           2,600
Series D note payable, interest payable
 quarterly at 9.18%, principal payable in
 semi-annual installments of $150 beginning
 May 1995                                             1,650           1,950
Series E note payable, interest payable
 quarterly at 7.34%, principal payable in
 semi-annual installments of $400 beginning
 May 1995                                             4,400           5,200
Series F notes payable, interest payable
 quarterly at 9.16%, principal payable in
 semi-annual installments ranging from $550
 to $475 beginning November 1996                      6,825           7,875
Note payable, interest payable semi-annually
 at 8.3%, principal payable in annual
 installments of approximately $1,429 beginning
 September 1, 1999                                   10,000          10,000
Note payable, subordinated, interest payable
 semi-annually at 9.38%, principal payable in
 three annual installments of $5,000 beginning
 on September 1, 2003                                15,000          15,000
Arlington Heights facility, first mortgage,
 principal and interest payable at 8.875%,
 in monthly installments of $22 beginning
 November 1, 1995 through October 1, 2015             2,298           2,358
Other                                                   301             429
Current maturities                                   (5,672)         (5,789)
                                                    -------         -------
Total long-term debt                                $57,508         $63,182
                                                    =======         =======

JBSS financed the construction of a peanut shelling plant with industrial development bonds in 1987. Through May 31, 1992, the bonds bore interest payable semi-annually at 7%. On June 1, 1992, the Company remarketed the bonds, resetting the interest rate at 6% through May 1997. On June 1, 1997, the Company remarketed the bonds, resetting the interest rate at 5.375% through May 2002, and at a market rate to be determined thereafter. On
June 1, 2002, and on each subsequent interest reset date for the bonds, the Company is required to redeem the bonds at face value plus any accrued and unpaid interest, unless a bondholder elects to retain his or her bonds. Any bonds redeemed by the Company at the demand of a bondholder on the reset date are required to be remarketed by the underwriter of the bonds on a "best efforts" basis. The agreement requires the Company to redeem the bonds in varying annual installments, ranging from $200 to $780 annually through 2017. The Company is also required to redeem the bonds in certain other circumstances; for example, within 180 days after any determination that interest on the bonds is taxable. The Company has the option at any time, however, subject to certain conditions, to redeem the bonds at face value plus accrued interest, if any.

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

The Long-Term Financing Facility includes certain restrictive covenants that, among other things: (i) require the Company to maintain specified financial ratios; (ii) require the Company to maintain a minimum tangible net worth;
(iii) restrict dividends to a maximum of 25% of cumulative net income from and after January 1, 1995 to the date the dividend is declared; and (iv) require that certain officers and stockholders of the Company, together with their respective family members and certain trusts created for the benefits of their respective children, continue to own shares representing the right to elect a majority of the directors of the Company. As of June 24, 1999, the Company was in compliance with all restrictive covenants, as amended, under the Long-Term Financing Facility. However, the Company was not in compliance with certain restrictive covenants under the Long-Term Financing Facility as of the end of the second quarter of fiscal 1999. The Company received waivers for the non-compliance with these restrictive covenants. Also, it is possible that the Company will not comply with the fixed charge coverage covenant under the Long-Term Financing Facility for the second quarter and remainder of fiscal 2000. While the Company has always obtained waivers for past non-compliance with this covenant, and believes it will be able to obtain similar waivers, if necessary, in fiscal 2000, there can be no assurance that such waivers will be obtained. If the Company is unable to secure the necessary waivers, the lenders will have the right to accelerate the balances due under the Long-Term Financing Facility.

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

The Additional Long-Term Financing includes certain restrictive covenants that, among other things: (i) require the Company to maintain specified financial ratios; (ii) require the Company to maintain a minimum tangible net worth; and (iii) limit cumulative dividends to the sum of (a) 50% of the Company's cumulative net income (or minus 100% of a cumulative net loss) from and after January 1, 1995 to the date the dividend is declared, (b) the cumulative amount of the net proceeds received by the Company during the same period from any sale of its capital stock, and (c) $5,000. As of June 24, 1999, the Company was in compliance with all restrictive covenants, as amended, under the Additional Long-Term Financing. However, the Company was not in compliance with certain restrictive covenants under the Additional Long-Term Financing as of the end of the second quarter of fiscal 1999. The Company received waivers for the non-compliance with these restrictive covenants. Also, it is probable that the Company will not comply with the fixed charge coverage covenant under the Additional Long-Term Financing for the first quarter of fiscal 2000, and it is possible that the Company will not comply with the fixed charge coverage covenant for the remainder of fiscal 2000. Because a default under any of the Company's financing arrangements constitutes a default under each of its financing arrangements, any such non-compliance will require the Company to obtain waivers from each of its lenders under the Bank Credit Facility, Long-Term Financing Facility and the Additional Long-Term Financing to avoid acceleration of the maturity date under each arrangement. While the Company has always obtained waivers for past non-compliance with this covenant, and believes it will be able to obtain similar waivers, if necessary, in fiscal 2000, there can be no assurance that such waivers will be obtained. If the Company is unable to secure the necessary waivers, the lenders will have the right to accelerate the balances due under these credit facilities.

Aggregate maturities of long-term debt, excluding capitalized lease obligations, are as follows for the years ending:

        June 29, 2000         $ 5,354
        June 28, 2001           5,360
        June 27, 2002           5,260
        June 26, 2003           5,215
        June 24, 2004          10,242
        Subsequent years       24,388
                              -------
        Total                 $55,819
                              =======
The accompanying financial statements include the following amounts related to assets under capital leases:
                                             June 24,        June 25,
                                                 1999            1998
                                             --------        --------
        Buildings                              $9,520          $9,520
	Less: Accumulated amortization		5,797		5,386
                                             --------        --------
        Total                                  $3,723          $4,134
                                             ========        ========

Amortization expense aggregated $411 and $412 for the years ended June 24, 1999 and June 25, 1998, respectively, $206 for the twenty-six weeks ended June 26, 1997, and $411 for the year ended December 31, 1996.

Buildings under capital leases are rented from entities that are owned by certain directors, officers, and stockholders of JBSS. Future minimum payments under the leases, together with the related present value, are summarized as follows for the years ending:

        June 29, 2000                            $ 1,269
        June 28, 2001                              1,269
        June 27, 2002                              1,269
        June 26, 2003                              1,269
        June 24, 2004                              1,269
        Subsequent years                           7,572
                                                 -------
        Total minimum lease payments              13,917
        Less: Amount representing interest         6,556
                                                 -------
        Present value of minimum lease payments  $ 7,361
                                                 =======

JBSS also leases buildings and certain equipment pursuant to agreements accounted for as operating leases. Rent expense under these operating leases aggregated $620 and $863 for the years ended June 24, 1999 and June 25, 1998, respectively, $387 for the twenty-six weeks ended
June 26, 1997 and $777 for the year ended December 31, 1996. Aggregate noncancelable lease commitments under these operating leases are as follows for the years ending:

             June 29, 2000    $  542
             June 28, 2001       376
             June 27, 2002        77
             June 26, 2003        30
                              ------
                              $1,025
                              ======

Note 8 - EMPLOYEE BENEFIT PLANS
-------------------------------
JBSS maintains a contributory profit sharing plan established pursuant to the provisions of section 401(k) of the Internal Revenue Code. The plan provides retirement benefits for all nonunion employees meeting minimum age and service requirements. Through June 24, 1999, the Company contributed 50% of the amount contributed by each employee up to certain maximums specified in the plan. Additional contributions are determined at the discretion of the Board of Directors. No additional contributions were made for the years ended June 24, 1999 and June 25, 1998, the twenty-six weeks ended June 26, 1997 or the year ended December 31, 1996.

JBSS contributed $87 and $99 for the years ended June 24, 1999 and June 25, 1998, respectively, $53 for the twenty-six weeks ended June 26, 1997 and $86 for the year ended December 31, 1996 to multi-employer union-sponsored pension plans. JBSS is presently unable to determine its respective share of either accumulated plan benefits or net assets available for benefits under the union plans.

Note 9 - TRANSACTIONS WITH RELATED PARTIES
------------------------------------------
In addition to the related party transactions described in Note 7, JBSS also entered into transactions with the following related parties:

Equipment purchases
-------------------
JBSS purchases customized manufacturing equipment, inventories and engineering services from an entity owned by stockholders, both of whom are related to the Company's Chairman of the Board and Chief Executive Officer. Purchases aggregated $436 and $504 for the years ended June 24, 1999 and June 25, 1998, respectively, $76 for the twenty-six weeks ended June 26, 1997 and $442 for the year ended December 31, 1996. In addition, JBSS leases office and warehouse space to the entity. Rental income from the entity aggregated $138 and $118 for the years ended June 24, 1999 and June 25, 1998, respectively, $49 for the twenty-six weeks ended June 26, 1997 and $62 for the year ended December 31, 1996. Accounts receivable aggregated $34 and $5 at June 24, 1999 and June 25, 1998, respectively. Accounts payable aggregated $6 at June 25, 1998.

Material purchases
------------------
JBSS purchases materials from a company which is owned 50% by the Company's Chairman of the Board and Chief Executive Officer. Material purchases aggregated $4,670 and $6,245 for the years ended June 24, 1999 and June 25, 1998, respectively, $2,261 for the twenty-six weeks ended June 26, 1997 and $5,049 for the year ended December 31, 1996. Accounts payable aggregated $436 and $481 at June 24, 1999 and June 25, 1998, respectively.

JBSS purchases materials from a company whose owner is related to the Company's Chairman of the Board and Chief Executive Officer. Material purchases aggregated $84 and $108 for the years ended June 24, 1999 and June 25, 1998, respectively and $31 for the twenty-six weeks ended June 26, 1997. Accounts payable aggregated $2 at June 24, 1999.

Brokerage commissions
---------------------
JBBS paid brokerage commissions of $414 during the year ended June 24, 1999 to a food brokerage company. The president of this company is related to a former executive officer and director of the Company. Accounts payable aggregated $37 at June 24, 1999.

JBSS paid brokerage commissions of $43 during the year ended June 25, 1998, $16 during the twenty-six weeks ended June 26, 1997 and $90 during the year ended December 31, 1996 to food brokerage companies, of which the president was related to the Company's President.

Product purchases and sales
---------------------------
The Company purchases material from and sells products to a company which is owned 33% by the Company's Chairman of the Board and Chief Executive Officer. Material purchases aggregated $559, $2,619 and $532 for the years ended
June 24, 1999, June 25, 1998 and December 31, 1996, respectively. The Company sold products to the same company aggregating $1,700 and $2,991 during the years ended June 24, 1999 and June 25, 1998, respectively, $379 during the twenty-six weeks ended June 26, 1997 and $1,233 during the year ended December 31, 1996. Accounts payable aggregated $104 at June 25, 1998. Accounts receivable aggregated $219 and $1,005 at June 24, 1999 and June 25, 1998, respectively. Additionally, during the year ended December 31, 1996, the Company received the final scheduled payment on a note receivable from its Chairman of the Board and Chief Executive Officer related to the Company assigning to him rights in the company referred to in this section. The Company recognized $7 of interest income during the year ended December
31, 1996 related to this note receivable.

JBSS purchased products aggregating $137 during the year ended December 31, 1996 from a trading company whose president was related to the Company's President. JBSS sold products to the same company aggregating $6 during the year ended December 31, 1996.

Additionally, JBSS sold products aggregating $423 during the twenty-six weeks ended June 26, 1997 and $1,014 during the year ended December 31, 1996 to a company which is indirectly owned, in part, by a member of the JBSS Board of Directors who is not an employee of the Company. JBSS also purchased products aggregating $38 during the year ended June24, 1999 from this company.

Building space rental
---------------------
The Company rented office and warehouse space to a company whose president is related to the Company's Chairman of the Board and Chief Executive Officer. Rental income was $14 and $75 for the years ended June 24, 1999 and June 25, 1998, respectively, $32 for the twenty-six weeks ended June 26, 1997 and $66 for the year ended December 31, 1996.

Note 10 - STOCK OPTION PLANS
----------------------------
As permitted, the Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock-based compensation plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under the plans with the alternative method of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the effect on the Company's net income (loss) for the years ended June 24, 1999 and June 25, 1998, the twenty-six weeks ended June 26, 1997 and the year ended December 31, 1996 would not have been significant.

In October 1991, JBSS adopted a stock option plan (the "1991 Stock Option Plan") which became effective on December 10, 1991 and was terminated early by the Board of Directors on February 28, 1995. Pursuant to the terms of the 1991 Stock Option Plan, options to purchase up to 350,000 shares of Common Stock could be awarded to certain executives and key employees of JBSS and its subsidiaries. The exercise price of the options was determined as set forth in the 1991 Stock Option Plan by the Board of Directors. The exercise price for the stock options was at least fair market value with the exception of nonqualified stock options which had an exercise price equal to at least 33% of the fair market value of the Common Stock on the date of grant. Except as set forth in the 1991 Stock Option Plan, options expire upon termination of employment. All of the options granted were intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code (the "Code").

Effective February 28, 1995, the Board terminated early the 1991 Stock Option Plan. The termination of the 1991 Stock Option Plan did not, however, affect options granted under the 1991 Stock Option Plan which remained outstanding as of the effective date of such termination. Accordingly, the unexercised options outstanding under the 1991 Stock Option Plan at June 24, 1999 will continue to be governed by the terms of the 1991 Stock Option Plan.

The following is a summary of activity under the 1991 Stock Option Plan:

                                          Number of     Weighted Average
                                             Shares       Exercise Price
                                          ---------     ----------------
Outstanding at December 31, 1995            344,150               $12.35
Canceled                                    (77,450)              $12.04
                                          ---------
Outstanding at December 31, 1996            266,700               $12.43
Canceled                                    (40,100)              $13.31
                                          ---------
Outstanding at June 26, 1997                226,600               $12.30
Exercised                                      (899)              $ 6.00
Canceled                                    (16,001)              $13.57
                                          ---------
Outstanding at June 25, 1998                209,700               $12.24
Canceled                                    (14,750)              $12.86
                                          ---------
Outstanding at June 24, 1999                194,950               $12.19
                                          =========
Options exercisable at June 24, 1999        194,950               $12.19
                                          =========
Options exercisable at June 25, 1998        202,762               $12.45
Options exercisable at June 26, 1997        197,825               $12.67
Options exercisable at December 31, 1996    229,263               $12.98

Exercise prices for options outstanding as of June 24, 1999 ranged from $6.00 to $15.00. The weighted average remaining contractual life of those options is 3.2 years. The options outstanding at June 24, 1999 may be segregated into two ranges:
                                  Option Price Per        Option Price Per
                                       Share Range             Share Range
                                       $6.00-$6.60           $12.25-$15.00
                                  ----------------        ----------------
Number of options                           26,100                 168,850
Weighted average exercise price              $6.08                  $13.13
Weighted average remaining life (years)        4.8                     3.0
Number of options exercisable               26,100                 168,850
Weighted average exercise price for
 exercisable options                         $6.08                  $13.13

At the Company's annual meeting of stockholders on May 2, 1995, the Company's stockholders approved, and the Company adopted, effective as of March 1, 1995, a new stock option plan (the "1995 Equity Incentive Plan") to replace the 1991 Stock Option Plan. The 1995 Equity Incentive Plan was terminated early by the Board of Directors on August 27, 1998. Pursuant to the terms of the 1995 Equity Incentive Plan, options to purchase up to 200,000 shares of Common Stock could be awarded to certain key employees and "outside directors" (i.e. directors who are not employees of the Company or any of its subsidiaries). The exercise price of the options was determined as set forth in the 1995 Equity Incentive Plan by the Board of Directors. The exercise price for the stock options must be at least the fair market value of the Common Stock on the date of grant, with the exception of nonqualified stock options which have an exercise price equal to at least 50% of the fair market value of the Common Stock on the date of grant. Except as set forth in the 1995 Equity Incentive Plan options expire upon termination of employment or directorship. The options granted under the 1995 Equity Incentive Plan are exercisable 25% annually commencing on the first anniversary date of grant and become fully exercisable on the fourth anniversary date of grant. All of the options granted, except those granted to outside directors, were intended to qualify as incentive stock options within the meaning of Section 422 of the Code. Although the majority of the options granted have an exercise price equal to the fair market value of the Common Stock on the date of grant, 9,600 options were granted in 1997 to individuals who own directly (or by attribution under Section 424(d) of the Code) shares possessing more than 10% of the total combined voting power of all classes of stock of JBSS, and thus, in order to qualify as incentive stock options, have an exercise price equal to 110% of the fair market value on the date of grant. The options granted under the 1995 Equity Incentive Plan are exercisable 25% annually commencing on the first anniversary date of grant and become fully exercisable on the fourth anniversary of the date of grant.

Effective August 27, 1998, the Board terminated early the 1995 Equity Incentive Plan. The termination of the 1995 Equity Incentive Plan did not, however, affect options granted under the 1995 Equity Incentive Plan which remained outstanding as of the effective date of such termination. Accordingly, the unexercised options outstanding under the 1995 Equity Incentive Plan at June 24, 1999 will continue to be governed by the terms of the 1995 Equity Incentive Plan.

The following is a summary of activity under the 1995 Equity Incentive Plan:

                                                          Weighted Average
                                    Number of Shares        Exercise Price
                                    ----------------      ----------------
Outstanding at December 31, 1995              92,300                 $9.47
Granted                                        7,000                 $7.02
Canceled                                     (10,800)                $9.38
                                    ----------------
Outstanding at December 31, 1996              88,500                 $9.28
Granted                                      102,100                 $6.30
Canceled                                      (4,900)                $8.24
                                    ----------------
Outstanding at June 26, 1997                 185,700                 $7.67
Canceled                                     (25,100)                $7.27
                                    ----------------
Outstanding at June 25, 1998                 160,600                 $7.73
Canceled                                     (11,100)                $7.51
                                    ----------------
Outstanding at June 24, 1999                 149,500                 $7.75
                                    ================
Options exercisable at June 24, 1999          93,700                 $8.08
                                    ================
Options exercisable at June 25, 1998          60,250                 $8.28
Options exercisable at June 26, 1997          22,225                 $9.38
Options exercisable at December 31, 1996      20,375                 $9.48

Exercise prices for options outstanding as of June 24, 1999 ranged from $6.00 to $10.50. The weighted average remaining contractual life of those options is 6.6 years. The options outstanding at June 24, 1999 may be segregated into two ranges:

                                Option Price Per        Option Price Per
                                     Share Range             Share Range
                                     $6.00-$6.88            $8.25-$10.50
                                ----------------        ----------------
Number of options                         82,700                  66,800
Weighted average exercise price            $6.33                   $9.51
Weighted average remaining life (years)      7.3                     5.7
Number of options exercisable             42,350                  51,350
Weighted average exercise price
 for exercisable options                   $6.34                   $9.52

At the Company's annual meeting of stockholders on October 28, 1998, the Company's stockholders approved, and the Company adopted, effective as of September 1, 1998, a new stock option plan (the "1998 Equity Incentive Plan") to replace the 1995 Equity Incentive Plan. Pursuant to the terms of the 1998 Equity Incentive Plan, options to purchase up to 350,000 shares of Common Stock could be awarded to certain key employees and "outside directors" (i.e. directors who are not employees of the Company or any of its subsidiaries). The exercise price of the options will be determined as set forth in the 1998 Equity Incentive Plan by the Board of Directors. The exercise price for the stock options must be at least the fair market value of the Common Stock on the date of grant, with the exception of nonqualified stock options which have an exercise price equal to at least 50% of the fair market value of the Common Stock on the date of grant. Except as set forth in the 1998 Equity Incentive Plan options expire upon termination of employment or directorship. The options granted under the 1998 Equity Incentive Plan are exercisable 25% annually commencing on the first anniversary date of grant and become fully exercisable on the fourth anniversary date of grant. All of the options granted, except those granted to outside directors, were intended to qualify as incentive stock options within the meaning of Section 422 of the Code. The options granted under the 1998 Equity Incentive Plan are exercisable 25% annually commencing on the first anniversary date of grant and become fully exercisable on the fourth anniversary of the date of grant.

The following is a summary of activity under the 1998 Equity Incentive Plan:
                                                      Weighted Average
                                Number of Shares        Exercise Price
                                ----------------      ----------------
Outstanding at June 25, 1998
Granted                                   49,500                 $4.01
                                ----------------
Outstanding at June 24, 1999              49,500                 $4.01
                                ================

Exercise prices for options outstanding as of June 24, 1999 ranged from $4.00 to $4.25. The weighted average remaining contractual life of those options is 9.6 years.

Note 11 - LEGAL MATTERS
-----------------------
The Company is party to various lawsuits, proceedings and other matters arising out of the conduct of its business. It is management's opinion that the ultimate resolution of these matters will not have a material adverse effect upon the business, financial condition or results of operations of the Company.

In March 1995, a lawsuit was filed (the "Crane Litigation") against the Company alleging that the Company had incorrectly calculated the purchase price due the plaintiffs for walnuts purchased by the Company under a Walnut Purchase Agreement entered into on April 15, 1993. On November 19, 1998, the United States District Court for the Eastern District of California issued its opinion in the Crane Litigation finding that the plaintiffs are entitled to judgment against the Company. The lawsuit was subsequently agreed to be settled.


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

                                                     Price Range of
Quarter Ended:                                         Common Stock
                                                       High      Low
                                                      -----    -----
September 23, 1999 (through August 31, 1999)          $4.06    $3.50
June 24, 1999                                          4.06     3.00
March 25, 1999                                         4.25     3.44
December 24, 1998                                      4.94     3.38
September 24, 1998                                     6.50     4.50
June 25, 1998                                          8.00     4.75
March 27, 1998                                         8.50     6.88
December 25, 1997                                      8.63     7.25
September 25, 1997                                     8.50     6.50

As of August 31, 1999, there were approximately 195 holders and 15 holders of record of the Company's Common Stock and Class A Stock, respectively.

Under the Company's Restated Certificate of Incorporation, the Class A
Stock and the Common Stock are entitled to share equally on a share for share basis in any dividends declared by the Board of Directors on the Company's common equity.

No dividends were declared from 1995 through 1998. The declaration and payment of future dividends will be at the sole discretion of the Board of Directors and will depend on the Company's profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors. The Company's current loan agreements restrict the paymentof annual dividends to amounts specified in the loan agreements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".


OFFICERS
--------
Chairman of the Board and
Chief Executive Officer
 Jasper B. Sanfilippo

President
 Mathias A. Valentine

Executive Vice President Finance and Chief Financial Officer
 Gary P. Jensen

Executive Vice President
 Steven G. Taylor

Senior Vice President and Secretary
 Michael J. Valentine

Senior Vice President Sales and Marketing
 Jeffrey T. Sanfilippo

Senior Vice President and Assistant Secretary
 Jasper B. Sanfilippo, Jr.

Controller
 William R. Pokrajac


Two of your CompanyOs Directors, Bill Fischer and Bill Petty, have advised me that they will be retiring from the Board of Directors. Bill Fischer has served since December 1991 and Bill Petty has served since August 1995.
Both have greatly contributed to your Company and their objective counsel will be missed.

The JBSS senior management, Matt Valentine and I extend our sincere professional and personal appreciation for their many contributions.

        /s/ JASPER B. SANFILIPPO
        ------------------------
        Jasper B. Sanfilippo
	Chairman and Chief Executive Officer


BOARD OF DIRECTORS
------------------
Jasper B. Sanfilippo (a)
 Chairman of the Board and
 Chief Executive Officer

Mathias A. Valentine (a)
 President

Michael J. Valentine
 Senior Vice President and Secretary

Jeffrey T. Sanfilippo
 Senior Vice President Sales and Marketing

William D. Fischer (a)(b)
 Former President and Director of Dean Foods Company, a dairy and specialty food products company, and former Director of Allied Products Corporation, a manufacturer of agricultural and industrial equipment.

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

J. William Petty (b)
 Retired President, Chief Executive Officer and Director of Curtice Burns
  Foods, Inc. a manufacturer and marketer of a diversified line of food products. Presently, President, Chief Executive Officer and Director of the Orval Kent Holding Company, Inc. and its subsidiaries, Orval Kent Food Company and Mrs. Crockett's Kitchens, manufacturers of refrigerated salads, side dishes and entrees. Former member of the Boards of Directors of the Grocery Manufacturers of America and the National Food Processors Association. Current member of the Board of Directors of the Refrigerated Foods Association.

(a) Member of the Compensation Committee
(b) Member of the Audit Committee

CORPORATE INFORMATION
---------------------
Annual Meeting
--------------
The Annual Meeting of Stockholders of John B. Sanfilippo & Son, Inc. will be held at 10:00 a.m. on Wednesday, October 27, 1999 at the Wyndham Hotel Northwest Chicago, 400 Park Boulevard, Itasca, Illinois 60143.

Annual Report on Form 10-K
--------------------------
Single copies of the Company's Annual Report on Securities and Exchange Commission Form 10-K (without exhibits) will be provided without charge to stockholders upon written request directed to Michael J. Valentine, Secretary, at the Corporate Office. Form 10-K is also available through the JBSS website, www.jbssinc.com.

Common Stock
------------
The Common Stock of John B. Sanfilippo & Son, Inc. is traded over-the-counter on the Nasdaq National Market under the symbol "JBSS".

Counsel
-------
Katz & Karacic, L.L.C.
Chicago, Illinois

Jenner & Block
Chicago, Illinois

Independent Accountants
-----------------------
PricewaterhouseCoopers LLP
Chicago, Illinois

Transfer Agent and Registrar
----------------------------
American Stock
Transfer & Trust Company
New York, New York


This report contains the following trademarks of the Company, some of which are registered: Fisher, Snack 'N Serve Nut Bowl, Evon's, Sunshine Country, Flavor Tree, Texas Pride and Tom Scott. Any other product or brand names are trademarks or registered trademarks of their respective companies.

Corporate Office, Production and Distribution Facility
------------------------------------------------------

John B. Sanfilippo & Son, Inc.
2299 Busse Road
Elk Grove Village, Illinois 60007

Production and Distribution Facilities
--------------------------------------

1851 Arthur Avenue
Elk Grove Village, Illinois 60007

3001 Malmo Drive
Arlington Heights, Illinois 60005

Highway 27 North
Bainbridge, Georgia 31717

16435 IH 35 North
Selma, Texas 78154

515 South Lemon Avenue
Walnut, California 91789

29241 Cottonwood Road
Gustine, California 95322

Rt. 1, Box 13
Garysburg, North Carolina 27831

Web Addresses
-------------
www.jbssinc.com
www.fishernuts.com
www.evonsnuts.com