Form 10-K, Exhibit 13
period 2000-06-29
SANFILIPPO JOHN B & SON INC
filed 2000-09-21
CIK 880117

JOHN B. SANFILIPPO & SON, INC.
ANNUAL REPORT 2000
BUILDING BRANDS

(RIGHT SIDE OF COVER CONTAINS PICTURES OF LABELS OF THREE OF THE
COMPANY'S PRODUCTS - FISHER GOLDEN ROAST PEANUTS, FISHER CHEF'S
NATURALS ALMONDS AND PRIVATE LABEL CASHEWS)


FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)

                                Year Ended      Year Ended      Year Ended
                             June 29, 2000   June 24, 1999   June 25, 1998
                             -------------   -------------   -------------
Net sales                         $333,318        $319,239        $317,390
Net income                        $  6,757        $  1,796        $  5,122
Basic and diluted earnings
 per common share                 $   0.74        $   0.20        $   0.56
Working capital                   $ 60,168        $ 53,515        $ 52,850
Total assets                      $215,813        $205,224        $219,676
Long-term debt, less
 current maturities               $ 51,779        $ 57,508        $ 63,182
Total debt                        $ 99,355        $ 99,591        $115,145
Stockholders' equity              $ 86,751        $ 79,994        $ 78,198
Capital expenditures              $  3,914        $  3,960        $  4,227
Debt/Equity ratio                    1.1:1           1.2:1           1.5:1
Debt/Capital                          53.4%           55.5%           59.6%
Weighted average shares
 outstanding -- basic            9,148,565       9,148,565       9,147,862
Weighted average shares
 outstanding -- diluted          9,148,727       9,148,931       9,168,175

(ACROSS FIRST TEN PAGES OF THE REPORT IS THE FOLLOWING: BY COMBINING PRODUCT QUALITY AND INNOVATION WITH STRATEGIC MANAGEMENT AND EDUCATING CONSUMERS ON THE HEALTH AND USAGE BENEFITS OF OUR PRODUCTS, YOUR COMPANY IS SUCCESSFULLY BUILDING LOYALTY AND LASTING BRANDS FOR BOTH TODAY AND TOMORROW.)

CONTENTS

Letter to Stockholders							1

Our Business                                                            5

Building Brands for Tomorrow's Consumers Today                          5

Selected Historical Consolidated Financial Data                        10

Management's Discussion and Analysis
 of Financial Condition and Results of Operations                      11

Forward Looking Statements                                             15

Report of Management                                                   17

Report of Independent Accountants                                      17

Consolidated Financial Statements                                      18

Notes to Consolidated Financial Statements                             22

Supplementary Quarterly Data                                           31

Markets for the Company's Securities and Related Matters               32

Officers, Board of Directors and Corporate Information                 33



LETTER TO STOCKHOLDERS


Dear Stockholder:

While JBSS has always prided itself on its impressive history, the real key to your Company's success has been grounded in the future, rather than the past. The ability to look ahead and plan strategically has allowed us to enjoy steady growth and broader market reach, year after year. With clear focus on the future, we have proven our prowess at building brands today that will continue to meet the needs of consumers tomorrow. So the success of your Company in fiscal year 2000 was, in large measure, the validation of prior years' managerial decisions. It also represented a confirmation of our commitment to performance improvement and complete customer satisfaction.

Indeed, fiscal 2000 was both profitable and strategically correct, with good commodity positions and a focused direction. Net sales of approximately $333 million delivered net income of approximately $6.8 million or 74 cents per share on a basic and diluted basis.

Fiscal 2000 was in large part driven by your Company's brand focus throughout the consumer distribution channel. The snack and baking nut categories continued to grow, as various studies confirmed that nuts are an integral part of a healthy daily diet. Your Company has supported this position by printing the Mediterranean Diet Pyramid on all Fisher Chef's Naturals Ingredient Nut packaging. This respected nutritional template recommends the inclusion of nuts in the daily diet.

Your Company also experienced expanded net sales and margins during fiscal 2000. Increased volume from the Fisher brand coupled with a targeted Private Label program contributed to this improvement. Specific marketing programs insured good product velocity throughout the consumer distribution channel, while our vast product line and commitment to customer satisfaction and delivery fueled sales and profit growth.

This increased unit volume allowed your Company to utilize its shelling and processing facilities more efficiently in producing a quality product. Prudent procurement and operational attention to cost control delivered product availability and good margins, as well. Continual improvement in operations and how we go to market will remain a key thrust for your Company.

In keeping with our management focus, your Company was able to continue capital spending in the $4 million range for fiscal 2000. Long-term debt was reduced by approximately $5.7 million. Due to the availability and cost of certain commodities we were able to procure raw inventory that will be carried over into fiscal 2001. This increased inventory will be moved through normal distribution channels in the first half of fiscal 2001.

Senior management and I look forward to the challenge and opportunities in fiscal 2001. We believe we have built the base for a solid and positively performing Company that will deliver increased stockholder value now and far into the future. People are an important part of any organization, and senior management and I are proud of your Company's team and their performance in fiscal 2000.

Sincerely,

/s/ JASPER B. SANFILIPPO
------------------------
Jasper B. Sanfilippo
Chairman and Chief Executive Officer

(ENLARGED PICTURE OF FISHER GOLDEN ROAST DRY ROASTED PEANUTS WITH TWO
CHILDREN)

(PIE CHARTS WITH THE FOLLOWING INFORMATION)

SALES BY CHANNEL OF TRADE             SALES BY PRODUCT TYPE

Consumer Products    54%              Peanuts              28%
Industrial           23%              Pecans               22%
Food Service         12%              Walnuts              12%
Export                6%              Mixed Nuts           11%
Contract Packaging    5%              Cashews               9%
                                      Almonds               7%
                                      Other Products       11%

(PICTURE OF CHILD HOLDING UP AN ENLARGED PACKAGE OF FISHER CHEF'S NATURALS ALMONDS)


OUR BUSINESS

John B. Sanfilippo & Son, Inc. (the "Company" or "JBSS") is one of the largest companies in the world dedicated primarily to processing, marketing and distributing edible nuts of all kinds, including peanuts, pecans, walnuts, cashews, almonds, filberts (hazelnuts), pistachios, macadamias, Brazil nuts and pine nuts. Having achieved vertical integration for several products (peanuts, pecans, walnuts and almonds) from the grower to the consumer, the Company sells its products under the Fisher, Evon's, Sunshine Country, Flavor Tree, Texas Pride and Tom Scott brand names and more than 65 private label brands. The Company also sells its products internationally and to industrial customers (e.g., bakeries, dairies, food processors and candy manufacturers) and food service customers (e.g., airlines, sport stadiums and restaurants), and manufactures, processes and packs the retail brands of several other snack food companies. To complement its nut products, the Company also provides a diverse line of other food and snack items, including peanut butter, candy, fruit and nut mixes, extruded corn snacks (e.g., cheese curls), sesame sticks, chocolate chips and coconut. The Company's eight facilities are located in: Elk Grove Village, IL (2); Arlington Heights, IL; Bainbridge, GA; Selma, TX; Walnut, CA; Gustine, CA;
and Garysburg, NC.


BUILDING BRANDS FOR TOMORROW'S CONSUMERS TODAY

Fiscal year 2000 was another year of growth and expansion for the Consumer Distribution Channel. Our emphasis on product quality and product versatility continues to fuel this growth and helps your Company build a dynamic portfolio of strong brands with lasting value for tomorrow's consumers today. It is a successful strategy driven by the Fisher brand, with the powerful support of our private label product lines. Since acquiring the Fisher brand four years ago, we have increased consumer awareness of the brand and expanded its presence in both the snack nut and baking nut categories. Our performance in fiscal year 2000 was the direct result of this focus, as well as a strengthening of our private label product lines.

Quality
-------
Product quality is the sustaining characteristic of all strong brands. The exceptional quality that your Company delivers to consumers each and every day is the backbone of both the Fisher brand and all our private label products.

For the fourth consecutive year, Fisher has been awarded the "Best Tasting Nut in America" designation by the American Tasting Institute. This prestigious award recognizes the consistent high quality standards of the Fisher brand. It is based on Fisher's rating of "excellent" versus all other brands for taste, freshness and appearance. Your Company is pleased to receive this award and will continue to capitalize on the high quality of our products by consistently delivering superior snacking and baking nut experiences. This strategy will allow us to continue to build powerful brands that meet the needs of consumers both today and tomorrow.

Innovation
----------
Product innovation and the introduction of new snacking experiences also are important when building brands for tomorrow's consumers. In fiscal year 2000, your Company introduced many exciting new products under branded and private label programs. These new products afford your Company a unique and critical opportunity to better partner with our customers and more effectively meet the
needs of consumers.   Highlights of our latest new product introductions
include:

(PICTURE OF CHILD ON TOP OF ENLARGED CAN OF PRIVATE LABEL CASHEWS)

--      Hot & Spicy Peanuts      --      Natural Smoked Almonds
--      Roasted Almonds          --      Roasted Macadamia Nuts
--      Confetti Mix             --      Chocolate Covered Macadamia Nuts


In addition to these popular items, your Company also introduced new larger sized containers to meet consumer demand. These product innovations provide consumers with better everyday value while expanding category consumption with increased transaction size.

With the highest quality products and exciting innovation, your Company continues to invest in our brand portfolio - both to provide lasting value and to build strong brand loyalty by better meeting consumer needs today and tomorrow.

Baking Nut Category/Brands
--------------------------
Fiscal year 2000 was a breakthrough year for the Fisher brand in the baking nut category. Fisher Chef's Naturals Ingredient Nuts ("FCNIN") were first introduced to consumers in 1997 as a unique product line in the baking nut category. Designed to meet the needs of both the baker and the cook, these versatile products are marketed as complementary ingredients in a wide range of recipes. By positioning the line as ingredient nuts versus just baking nuts, your Company has been able to increase usage and consumption in this important category.

Some of these FCNIN innovations include Pine Nuts, Cashews, Sunflower Kernels and Raw Peanuts. These items, coupled with traditional Pecan, Walnut and Almond varieties, encourage cooks to be creative in the kitchen and to choose FCNIN products when they want a baking nut brand with versatility for everyday cooking and consumption.

The timing could not be better. The baking nut category continues to grow, providing your Company with more profitable opportunities to grow the FCNIN brand. According to ACNielsen, for the 52-week period ending May 13, 2000, the baking nut category grew to approximately $370 million across the Food/Drug/Mass ("FDM") distribution channels, for a 10.7% growth rate. During this same time period, FCNIN reached a 10.4% market share - an impressive performance for a brand that was launched less than three years ago. FCNIN is now one of the leading brands in the category.

FCNIN was the fastest growing brand with significant increases in unit and dollar sales across the FDM channels.* In the food channel, FCNIN had the highest unit and dollar sales per million dollars All Commodity Volume ("ACV") versus all other brands in the category. FCNIN sells $436.00 for every million dollars of grocery ACV and 171.3 units for every million dollars of ACV distribution across the food channel.* In the food channel, FCNIN ACV distribution increased from 7.5% to 10.1%.*


Brand              FCNIN     Diamond   Planters     Azar    Private Label
------------       -----     -------   --------    -----    -------------
$/MM ACV            $436        $284       $340     $325             $335
Units/MM ACV       171.3        95.5      143.1    123.9            141.5

* ACNielsen report for the 52-week period ending May 13, 2000.


Snack Nut Category/Brands
-------------------------
The snack nut category continued to be very competitive on both the branded and private label front during fiscal year 2000, and the Fisher brand continued to grow with the category momentum. Overall, the snack nut
category extended its three year resurgence.   According to ACNielsen, for
the 52-week period ending May 13, 2000, the snack nut category grew to approximately $1.3 billion across the FDM channels, representing a 13% growth rate. For this same time period, unit sales grew 10% and volume sales grew 9%. This surge of activity provided expanded opportunities to grow the Fisher snack nut brand.

The Fisher Snack 'N Serve Nut Bowl product line continued to grow in its primary distribution channels of food and drug. Introduced in 1998, Fisher Snack 'N Serve meets the key consumer needs for convenience, increased appetite appeal, better everyday value and new snacking experiences. These attributes have helped Fisher Snack 'N Serve attain and sustain steady progress:

(CHART SHOWING FISHER SNACK 'N SERVE NUT BOWL PERCENT GROWTH VERSUS PREVIOUS YEAR AT FOOD AND DRUG FOR THE 52-WEEK PERIOD ENDING MAY 13, 1999 VS. MAY 12, 2000, WITH THE FOLLOWING INFORMATION)

                     FOOD CHANNEL           DRUG CHANNEL

Unit Sales                +36.2%                 +11.2%
Dollar Sales              +38.4%                 +11.8%
Distribution              +48.0%                 +27.1%


During fiscal year 2000, your Company expanded these gains by introducing product line extensions under Fisher Snack 'N Serve Nut Bowls, including Dry Roasted Macadamia Nuts and Chocolate Covered Macadamia Nuts. These gourmet items were introduced to offer indulgent, value added products to the mix in a category segment realizing consistent strong development.

Private Label Snack Nut Category
--------------------------------
Private label snack nuts also continued to advance, by providing high quality at a better everyday value versus the brand standard. According to ACNielsen, for the 52-week period ending May 13, 2000, private label snack nuts had a unit share of 20.4%, with unit growth of 7%. For the same period, private label snack nut dollar share was 21.7%, with a growth rate of 10.8%.

JBSS continues to be a leader in private label snack nuts by growing current private label snack programs and being awarded new private label business. Historically, your Company has fostered and maintained successful partnerships with key retailers across North America to provide the highest quality consumer focused snack nut programs. During fiscal year 2000, your Company initiated additional private label partnerships with many large retailers both national and international in scope.

During fiscal year 2000, your Company also worked with all retailers to improve private label snack nut merchandising programs and increase year-round sales. For example, the Company was successful in getting customers to increase promotional frequency during the non-holiday selling period. This activity led to increased growth by keeping the category top of mind with consumers.
Private label is and will remain an integral part of our brand portfolio by consistently and reliably providing consumers with high quality and better everyday value.

Strategic Management
--------------------
During fiscal year 2000, your Company executed plans to both grow our brands and to optimize efficiency. In Southern and Southwestern markets, your Company began to transition the Sunshine Country baking nut line and snack nut line to the Fisher product line at all retailers. With this plan, the Fisher brand will continue to grow ACV distribution, unit sales and dollar sales in these markets and reinforce its position as a strong baking nut and snack nut brand for today and tomorrow. Your Company expects this transition from Sunshine to Fisher to be completed during fiscal 2001. The end result will be more people in more markets aware of and purchasing more of the Fisher product line.

Consumer Education
------------------
Your Company also continues to invest in consumer education programs to grow not only our brands, but also a new generation of loyal consumers. Through a licensing agreement with Oldways, your Company promotes the Mediterranean Diet Pyramid ("MDP") on its packaging and in consumer education programs. The MDP is a nutritional model that groups nuts and legumes in the second tier with other foods from plant sources. It encourages daily consumption of these foods as part of a balanced diet.

In affiliation with the Home Baking Association, your Company also provides schools, scout groups and other organizations with instructional and informational materials that help teach children how to bake and cook from scratch. These kinds of educationally focused programs not only encourage increased nut consumption today, they also reach tomorrow's consumers with the message that nuts are healthy and versatile in an everyday diet.

This important message is being reinforced on an almost daily basis in the media, from respected research publications such as the Mayo Clinic Health Letter, to food industry publications, women's magazines, health oriented newsletters and broadcast media. They are touting the healthy benefits of substituting nuts for other foods, including lowering total cholesterol; providing important protein; contributing fiber, vitamins and minerals; being a terrific source of monounsaturated fats (the good type of fat that can help lower heart attack risk); providing valuable omega-3 oil; and even offering natural headache relief.

Growth and Rebuilding
---------------------
During fiscal year 2000, your Company continued the growth and rebuilding of the Fisher brand by expanding its influence in both the snack and baking nut categories. This, coupled with our private label growth, allowed the Company to offer category solutions to retailers that benefit consumers across all retail trade channels. By combining product quality and innovation with strategic management and educating consumers on the health and usage benefits of our products, your Company is successfully building loyalty and lasting brands for both today and tomorrow.


SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following historical consolidated financial data as of and for the years ended June 29, 2000, June 24, 1999 and June 25, 1998, the twenty-six weeks ended June 26, 1997 and the years ended December 31, 1996 and 1995 were derived from the Company's audited consolidated financial statements. The financial data should be read in conjunction with the Company's audited consolidated financial statements and notes thereto, which are included elsewhere herein, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The information below is not necessarily indicative of the results of future operations. As used herein, unless the context otherwise indicates, the terms "Company" and "JBSS" refer collectively to John B. Sanfilippo & Son, Inc. and its wholly owned subsidiary. Effective as of June 25, 1999, Sunshine Nut Co., Inc. and Quantz Acquisition Co., Inc., two of the Company's three wholly owned subsidiaries, were merged into and with the Company. No dividends were declared from 1995 to 2000.


Statement of Operations Data:
($ in thousands, except per share data)


                                                                              Twenty-six
                                                                                   Weeks
                                          Year Ended  Year Ended  Year Ended       Ended  Year Ended  Year Ended
                                            June 29,    June 24,    June 25,    June 26,    Dec. 31,    Dec. 31,
                                                2000        1999        1998        1997        1996        1995
                                          ----------  ----------  ----------  ----------  ----------  ----------
Net sales                                   $333,318    $319,239    $317,390    $133,064    $294,404    $277,741
Cost of sales                                272,025     268,333     260,486     111,580     255,204     230,691
                                          ----------  ----------  ----------  ----------  ----------  ----------
Gross profit                                  61,293      50,906      56,904      21,484      39,200      47,050
Selling and administrative expenses           42,696      38,978      39,942      16,762      35,410      30,338
                                          ----------  ----------  ----------  ----------  ----------  ----------
Income from operations                        18,597      11,928      16,962       4,722       3,790      16,712
Interest expense                               8,036       9,269       8,776       4,135       9,051       7,673
Other income                                     701         510         525         252         450         607
                                          ----------  ----------  ----------  ----------  ----------  ----------
Income (loss) before income taxes             11,262       3,169       8,711         839      (4,811)      9,646
Income tax expense (benefit)                   4,505       1,373       3,589         388      (1,820)      3,858
                                          ----------  ----------  ----------  ----------  ----------  ----------
Net income (loss)                           $  6,757    $  1,796    $  5,122    $    451    $ (2,991)   $  5,788
                                          ==========  ==========  ==========  ==========  ==========  ==========
Basic earnings (loss) per common share      $   0.74    $   0.20    $   0.56    $   0.05    $  (0.33)   $   0.64
                                          ==========  ==========  ==========  ==========  ==========  ==========
Diluted earnings (loss) per common share    $   0.74    $   0.20    $   0.56    $   0.05    $  (0.33)   $   0.63
                                          ==========  ==========  ==========  ==========  ==========  ==========


Balance Sheet Data:
($ in thousands)

<CAPTION
                        June 29,   June 24,   June 25,    June 26,   Dec. 31,   Dec. 31,
                            2000       1999       1998        1997       1996      1995
                       ---------   --------   --------   ---------   --------   --------
Working capital        $  60,168   $ 53,515   $ 52,850   $  49,866   $ 40,956   $ 58,148
Total assets             215,813    205,224    219,676     187,417    205,352    219,002
Long-term debt, less
 current maturities       51,779     57,508     63,182      68,862     63,319     74,681
Total debt                99,355     99,591    115,145      90,286     94,792    104,989
Stockholders' equity      86,751     79,994     78,198      73,071     72,620     75,611




MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General
-------
The Company's fiscal year ends on the final Thursday of June each year, and typically consists of fifty-two weeks (four thirteen week quarters). The fiscal year ended June 29, 2000 ("fiscal 2000") consisted of fifty-three weeks, with the fourth quarter containing fourteen, rather than thirteen, weeks. References herein to fiscal 1999 are to the fiscal year ended June 24, 1999. References herein to fiscal 1998 are to the fiscal year ended June 25, 1998.
As used herein, unless the context otherwise indicates, the terms "Company" and "JBSS" refer collectively to John B. Sanfilippo & Son, Inc. and its wholly owned subsidiary. Effective as of June 25, 1999, Sunshine Nut Co.,
Inc. ("Sunshine") and Quantz Acquisition Co., Inc., two of the Company's three wholly owned subsidiaries, were merged into and with the Company.

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

Also, due primarily to the seasonal nature of the Company's business, the Company maintains significant inventories of peanuts, pecans, walnuts, almonds and other nuts at certain times of the year, especially during the second and third quarters of the Company's fiscal year. Fluctuations in the market prices of such nuts may affect the value of the Company's inventory and thus the Company's profitability. There can be no assurance that future write-downs of the Company's inventory may not be required from time to time because of market price fluctuations, competitive pricing pressures, the effects of various laws or regulations or other factors. See "Forward Looking Statements -- Factors That May Affect Future Results -- Availability of Raw Materials and Market Price Fluctuations."

At June 29, 2000, the Company's inventories totalled approximately $105.8 million compared to approximately $89.0 million at June 24, 1999. Inventory levels at June 29, 2000 were significantly higher than at June 24, 1999 due primarily to increased levels (volume and dollars) of pecans on hand. These increased levels were due primarily to significantly higher purchases of pecans in the 1999 crop year than in the preceding crop year. See "Forward Looking Statements --Factors That May Affect Future Results -- Availability of Raw Materials and Market Price Fluctuations."

To enhance consumer awareness of dietary issues associated with the consumption of peanuts and other nut products, the Company has taken steps to educate consumers about the benefits of nut consumption. Also, there have been various medical studies detailing the healthy attributes of nuts and the Mediterranean Diet Pyramid promotes the daily consumption of nuts as part of a healthy diet. The Company has no experience or data that indicates that the growth in the number of health conscious consumers will cause a change in nut consumption. Also, over the last few years there has been some publicity concerning allergic reactions to peanuts and other nuts. However, the Company has no experience or data that indicates peanut and other nut related allergies have affected the Company's business. Furthermore, the Company does not presently believe that nut related allergies will have a material adverse affect on the Company's financial results in the foreseeable future.

Results of Operations
---------------------
The following table sets forth the percentage relationship of certain items to net sales for the periods indicated and the percentage increase or decrease of such items from fiscal 1999 to fiscal 2000 and from fiscal 1998 to fiscal 1999.


                                                                       Percentage     Percentage
                                                                         Increase       Increase
                          Percentage      Percentage     Percentage     (Decrease)     (Decrease)
                        of Net Sales    of Net Sales   of Net Sales   Fiscal 2000    Fiscal 1999
                         Fiscal 2000     Fiscal 1999    Fiscal 1998      vs. 1999       vs. 1998
                        ------------    ------------   ------------   -----------    -----------
Net sales                      100.0%          100.0%        100.0%          4.4%           0.6%
Gross profit                    18.4            15.9           17.9          20.4          (10.5)
Selling expenses                10.2             9.4            9.3          13.8            1.3
Administrative expenses          2.6             2.9            3.3          (4.5)         (13.0)
Income from operations           5.6             3.7            5.3          55.9          (29.7)


Fiscal 2000 Compared to Fiscal 1999
-----------------------------------
NET SALES. Net sales increased from approximately $319.2 million for fiscal 1999 to approximately $333.3 million for fiscal 2000, an increase of approximately $14.1 million or 4.4%. The increase in net sales was due primarily to increased unit volume sales to the Company's contract packaging, export and food service customers. These increases were partially offset by decreased unit volume sales to the Company's industrial customers, and generally lower unit selling prices due to lower commodity costs. Sales to retail customers increased slightly, as increases in sales of the Company's Fisher brand were partially offset by decreases in sales of regional brands. Also, sales were favorably impacted due to fiscal 2000 consisting of fifty-three rather than fifty-two weeks.

GROSS PROFIT. Gross profit in fiscal 2000 increased 20.4% to approximately $61.3 million from approximately $50.9 million for fiscal 1999. Gross profit margin increased from 15.9% for fiscal 1999 to 18.4% for fiscal 2000. This increase was due primarily to (i) increases in net sales of the Company's Fisher brand as a percentage of total sales, which sales generally carry higher margins than sales to the Company's other customers, (ii) decreases in net sales to industrial customers, which sales generally carry lower margins than sales to the Company's other customers, (iii) generally lower commodity costs in fiscal 2000, and (iv) improved controls over manufacturing costs.

SELLING AND ADMINISTRATIVE EXPENSES.  Selling and administrative expenses as a percentage of net sales increased from 12.2% for fiscal 1999 to 12.8% for fiscal 2000. Selling expenses as a percentage of net sales increased
from 9.4% for fiscal 1999 to 10.2% for fiscal 2000.   This increase was due
primarily to increases in promotional activity to support the Company's growth in its retail business. Administrative expenses as a percentage of net sales decreased from 2.9% for fiscal 1999 to 2.6% for fiscal 2000. This decrease was due primarily to (i) the consolidation of the administrative functions of Sunshine with the Company's administrative functions during the fourth quarter of fiscal 1999, (ii) the spreading of administrative expenses over a larger revenue base, and (iii) recognition of litigation expenses in fiscal 1999 pertaining to a lawsuit that was subsequently settled. These decreases were partially offset by increases in expenses related to the Company's compensation programs due to improved operating results.

INCOME FROM OPERATIONS. Due to the factors discussed above, income from operations increased from approximately $11.9 million, or 3.7% of net sales, for fiscal 1999 to approximately $18.6 million, or 5.6% of net sales, for fiscal 2000.

INTEREST EXPENSE. Interest expense decreased from approximately $9.3 million for fiscal 1999 to approximately $8.0 million for fiscal 2000. This decrease was due primarily to a lower average level of borrowings for the first three quarters of fiscal 2000 compared to fiscal 1999 resulting from lower average levels of inventories during the first three quarters of fiscal 2000.

INCOME TAXES. The Company recorded income tax expense of approximately $4.5 million, or 40.0% of income before income taxes, for fiscal 2000, compared to approximately $1.4 million, or 43.3% of income before income taxes, for fiscal 1999.

Fiscal 1999 Compared to Fiscal 1998
-----------------------------------
NET SALES. Net sales increased from approximately $317.4 million for fiscal 1998 to approximately $319.2 million for fiscal 1999, an increase of approximately $1.8 million or 0.6%. The increase in net sales was due primarily to increased unit volume sales to the Company's export and food service customers. These increases were partially offset by decreased unit volume sales to the Company's retail customers. The decrease in retail sales was caused primarily by declines in regional brand and private label sales as a result of increased competitive activity. See "Forward Looking Statements -- Factors That May Affect Future Results -- Competitive Environment."

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

SELLING AND ADMINISTRATIVE EXPENSES.  Selling and administrative expenses as a percentage of net sales decreased from 12.6% for fiscal 1998 to 12.2% for fiscal 1999. Selling expenses as a percentage of net sales increased slightly
from 9.3% for fiscal 1998 to 9.4% for fiscal 1999.   This slight increase was
due primarily to increases in promotional activity to support the Company's retail business. Administrative expenses as a percentage of net sales decreased from 3.3% for fiscal 1998 to 2.9% for fiscal 1999. This decrease was due primarily to decreases in expenses related to compensation programs and the Company's efforts to control administrative expenses. These decreases were partially offset by an increase in litigation expense in fiscal 1999 pertaining to a lawsuit that was subsequently settled.

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

INCOME TAXES. The Company recorded income tax expense of approximately $1.4 million, or 43.3% of income before income taxes, for fiscal 1999, compared to approximately $3.6 million, or 41.2% of income before income taxes, for fiscal 1998.


Liquidity and Capital Resources
-------------------------------
General
-------
During fiscal 2000, the Company continued to finance its activities through a bank revolving credit facility entered into on March 31, 1998 and amended on May 31, 2000 (the "Bank Credit Facility"), $35.0 million borrowed under a long-term financing facility originally entered into by the Company in 1992 (the "Long-Term Financing Facility") and $25.0 million borrowed on September 12, 1995 under a long-term financing arrangement (the "Additional Long-Term Financing").

Net cash provided by operating activities was approximately $2.6 million for fiscal 2000 compared to approximately $20.2 million for fiscal 1999. The decrease in cash provided by operating activities was due primarily to increased purchases of certain nuts, especially pecans, which resulted in an increase of approximately $16.7 million in inventories from June 24, 1999 to June 29, 2000. As a result of the increase in inventories, notes payable increased to approximately $41.9 million at June 29, 2000 from approximately $36.4 million at June 24, 1999. The largest component of net cash used in investing activities during fiscal 2000 was approximately $3.9 million in capital expenditures. During fiscal 2000, the Company repaid approximately $5.7 million of long-term debt, compared to approximately $5.8 million for fiscal 1999.

Financing Arrangements
----------------------
The Bank Credit Facility is comprised of (i) a working capital revolving loan which provides working capital financing of up to approximately $62.3 million, in the aggregate, and matures, as amended, on May 31, 2003, and (ii) a $7.7 million letter of credit (the "IDB Letter of Credit") to secure the industrial development bonds described below which matures on June 1, 2002. Borrowings under the working capital revolving loan accrue interest at a rate (the weighted average of which was 7.60% at June 29, 2000) determined pursuant to a formula based on the agent bank's quoted rate and the Eurodollar Interbank rate.

Of the total $35.0 million of borrowings under the Long-Term Financing Facility, $25.0 million matures on August 15, 2004, bears interest at rates ranging from 7.34% to 9.18% per annum payable quarterly, and requires equal semi-annual principal installment payments based on a ten-year amortization schedule. The remaining $10.0 million of this indebtedness matures on May 15, 2006, bears interest at the rate of 9.16% per annum payable quarterly, and requires semi-annual principal installment payments ranging from $475 thousand to $500 thousand through maturity. As of June 29, 2000, there was approximately $17.1 million total principal amount outstanding under the Long-Term Financing Facility.

The Additional Long-Term Financing has a maturity date of September 1, 2005 and (i) as to $10.0 million of the total $25.0 million of borrowings thereunder, bears interest at an annual rate of 8.30% payable semiannually and requires annual principal payments of approximately $1.4 million each through maturity, and (ii) as to the other $15.0 million of total borrowings thereunder, bears interest at an annual rate of 9.38% payable semiannually and requires annual principal payments of $5.0 million beginning on September 1, 2003 through maturity. As of June 29, 2000, the total principal amount outstanding under the Additional Long-Term Financing was approximately $23.6 million.

The terms of the Company's financing facilities, as amended, include certain restrictive covenants that, among other things: (i) require the Company to maintain specified financial ratios; (ii) limit the Company's annual capital expenditures; and (iii) require that Jasper B. Sanfilippo (the Company's Chairman of the Board and Chief Executive Officer) and Mathias A. Valentine (a director and the Company's President) together with their respective immediate family members and certain trusts created for the benefit of their respective sons and daughters, continue to own shares representing the right to elect a majority of the directors of the Company. In addition, (i) the Long-Term Financing Facility limits the Company's payment of dividends to a cumulative amount not to exceed 25% of the Company's cumulative net income from and after January 1, 1996, (ii) the Additional Long-Term Financing limits cumulative dividends to the sum of (a) 50% of the Company's cumulative net income (or minus 100% of the Company's cumulative net loss) from and after January 1, 1995 to the date the dividend is declared, (b) the cumulative amount of the net proceeds received by the Company during the same period from any sale of its capital stock, and (c) $5.0 million, and (iii) the Bank Credit Facility limits dividends to the lesser of (a) 25% of net income for the previous fiscal year, or (b) $5.0 million, and prohibits the Company from redeeming shares of capital stock. As of the end of the first quarter of fiscal 2000, the Company was not in compliance with the fixed charge coverage covenant under the Additional Long-Term Financing. The Company received a waiver for this non-compliance along with waivers from the lenders under the Bank Credit Facility and the Long-Term Financing Facility for any cross-default caused by the non-compliance under the Additional Long-Term Financing. As of June 29, 2000, the Company was in compliance with all restrictive covenants, as amended, under its financing facilities.

The Company has approximately $7.4 million in aggregate principal amount of industrial development bonds outstanding which was used to finance the acquisition, construction and equipping of the Company's Bainbridge, Georgia facility (the "IDB Financing"). The bonds bear interest payable semiannually at 5.375% through May 2002. On June 1, 2002, and on each subsequent interest reset date for the bonds, the Company is required to redeem the bonds at face value plus any accrued and unpaid interest, unless a bondholder elects to retain his or her bonds. Any bonds redeemed by the Company at the demand of a bondholder on the reset date are required to be remarketed by the underwriter of the bonds on a "best efforts" basis. Funds for the redemption of bonds on the demand of any bondholder are required to be obtained from the following sources in the following order of priority: (i) funds supplied by the Company for redemption; (ii) proceeds from the remarketing of the bonds;
(iii) proceeds from a drawing under the IDB Letter of Credit; or (iv) in the event funds from the foregoing sources are insufficient, a mandatory payment by the Company. Drawings under the IDB Letter of Credit to redeem bonds on the demand of any bondholder are payable in full by the Company upon demand of the lenders under the Bank Credit Facility. In addition, the Company is required to redeem the bonds in varying annual installments, ranging from approximately $0.2 million in fiscal 2001 to approximately $0.8 million in fiscal 2017. The Company is also required to redeem the bonds in certain other circumstances; for example, within 180 days after any determination that interest on the bonds is taxable. The Company has the option, subject to certain conditions, to redeem the bonds at face value plus accrued interest, if any.

Significant Acquisitions and Capital Expenditures
-------------------------------------------------
For fiscal 2000, capital expenditures were approximately $3.9 million. The Company believes that capital expenditures for fiscal 2001 will be more substantial with the planned expansion of its walnut shelling operations at the Gustine, California facility and the addition of processing lines at the Company's other facilities. The Company expects to remain in compliance with all restrictive covenants regarding capital expenditures under its financing facilities.

Capital Resources
-----------------
As of June 29, 2000, the Company had approximately $18.2 million of available credit under the Bank Credit Facility. The Company believes that cash flow from operating activities and funds available under the Bank Credit Facility (assuming the Company maintains compliance with the restrictive covenants under the Bank Credit Facility currently in effect, or, in the event of any subsequent non-compliance is able to obtain any necessary waivers) will be sufficient to meet working capital requirements and anticipated capital expenditures for the foreseeable future.

Recent Accounting Pronouncements
--------------------------------
In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued and is effective for fiscal years beginning after June 15, 2000. The standard requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income, based on whether the instrument is designated as part of a hedge transaction and, if so, the type of hedge transaction. Based on the Company's current portfolio, it is not expected that adoption of this statement will have a material effect on the Company's results of operations, financial condition or cash flows.

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

Forward Looking Statements
--------------------------
The statements contained in this Annual Report which are not historical (including statements concerning the Company's expectations regarding market risk) are "forward looking statements". These forward looking statements, which generally are followed (and therefore identified) by a cross reference to "Factors That May Affect Future Results" or are identified by the use of forward looking words and phrases such as "intend", "may", "believes" and "expects", represent the Company's present expectations or beliefs concerning future events. The Company cautions that such statements are qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including the factors described below under "Factors That May Affect Future Results", as well as the timing and occurrence (or non-occurrence) of transactions and events which may be subject to circumstances beyond the Company's control. Consequently, results actually achieved may differ materially from the expected results included in these statements.

Factors That May Affect Future Results
--------------------------------------
Availability of Raw Materials and Market Price Fluctuations
-----------------------------------------------------------
The availability and cost of raw materials for the production of the Company's products, including peanuts, pecans and other nuts are subject to crop size and yield fluctuations caused by factors beyond the Company's control, such as weather conditions and plant diseases. Additionally, the supply of edible nuts and other raw materials used in the Company's products could be reduced upon a determination by the United States Department of Agriculture (the "USDA") or other government agency that certain pesticides, herbicides or other chemicals used by growers have left harmful residues on portions of the crop or that the crop has been contaminated by aflatoxin or other agents. Shortages in the supply and resulting increases in the prices of nuts and other raw materials used by the Company in its products (to the extent that cost increases cannot be passed on to customers) could have an adverse impact on the Company's profitability. Furthermore, fluctuations in the market prices of nuts may affect the value of the Company's inventories and the Company's profitability. The Company has significant inventories of nuts that would be adversely affected by any decrease in the market price of such raw materials. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."

Competitive Environment
-----------------------
The Company operates in a highly competitive environment. The Company's principal products compete against food and snack products manufactured and sold by numerous regional and national companies, some of which are substantially larger and have greater resources than the Company, such as Planters (which has recently agreed to be acquired by Philip Morris Companies Inc. to be combined with Kraft Foods, Inc.) and Ralcorp Holdings, Inc. The Company also competes with other shellers in the industrial market and with
regional processors in the retail and wholesale markets.   In order to
maintain or increase its market share, the Company must continue to price its products competitively. This competitive pricing may lower revenue per unit and cause declines in gross margin, if the Company is unable to increase unit volumes as well as reduce its costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- Fiscal 1999 Compared to Fiscal 1998 -- Gross Profit."

Fixed Price Commitments
-----------------------
From time to time, the Company enters into fixed price commitments with its customers. Such commitments typically represent approximately 10% of the Company's annual net sales and are normally entered into after the Company's cost to acquire the nut products necessary to satisfy the fixed price commitment is substantially fixed. However, the Company expects to continue to enter into fixed price commitments with respect to certain of its nut products prior to fixing its acquisition cost when, in management's judgment, market or crop harvest conditions so warrant. To the extent the Company does so, these fixed price commitments may result in losses. Historically, however, such losses have generally been offset by gains on other fixed price commitments. However, there can be no assurance that losses from fixed price commitments may not have a material adverse effect on the Company's results of operations.

Federal Regulation of Peanut Prices, Quotas and Poundage Allotments
-------------------------------------------------------------------
Peanuts are an important part of the Company's product line. Approximately 50% of the total pounds of products processed annually by the Company are peanuts, peanut butter and other products containing peanuts. The production and marketing of peanuts are regulated by the USDA under the Agricultural Adjustment Act of 1938 (the "Agricultural Adjustment Act"). The Agricultural Adjustment Act, and regulations promulgated thereunder, support the peanut crop by: (i) limiting peanut imports; (ii) limiting the amount of peanuts that American farmers are allowed to take to the domestic market each year; and (iii) setting a minimum price that a sheller must pay for peanuts which may be sold for domestic consumption. The amount of peanuts that American farmers can sell each year is determined by the Secretary of Agriculture and is based upon the prior year's peanut consumption in the United States. Only peanuts that qualify under the quota may be sold for domestic food products and seed. The peanut quota for the 2000 crop year is approximately 1.2 million tons. Peanuts in excess of the quota are called "additional peanuts" and generally may only be exported or used domestically for crushing into oil or meal. Current regulations permit additional peanuts to be domestically processed and exported as finished goods to any foreign country. The quota support price for the 2000 crop year is approximately $610 per ton.

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

                                        /s/ GARY P. JENSEN
                                        ------------------
                                        Gary P. Jensen
                                        Executive Vice President Finance
                                        and Chief Financial Officer


REPORT OF INDEPENDENT ACCOUNTANTS                (LOGO)


To the Board of Directors and Stockholders of John B. Sanfilippo & Son, Inc.


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of John B. Sanfilippo & Son, Inc. and its subsidiaries at June 29, 2000 and June 24, 1999, and the results of their operations and their cash flows for each of the three years in the period ended June 29, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                        /s/PRICEWATERHOUSECOOPERS LLP
                                        -----------------------------
                                        PRICEWATERHOUSECOOPERS LLP
                                        Chicago, Illinois
                                        August 11, 2000





CONSOLIDATED BALANCE SHEETS
June 29, 2000 and June 24, 1999
(dollars in thousands)

                                                    June 29,        June 24,
                                                        2000            1999
                                                    --------        --------
ASSETS
CURRENT ASSETS:
  Cash                                              $  1,113        $  1,393
  Accounts receivable (including related
   party receivables of $137 and $253),
   less allowance for doubtful accounts of
   $769 and $660                                      24,068          24,105
  Inventories                                        105,760          89,033
  Deferred income taxes                                  910             519
  Income taxes receivable                                 --              94
  Prepaid expenses and other current assets            2,708           3,355
                                                    --------        --------
  TOTAL CURRENT ASSETS                               134,559         118,499
                                                    --------        --------
PROPERTIES :
  Buildings                                           55,462          55,452
  Machinery and equipment                             77,108          73,794
  Furniture and leasehold improvements                 5,175           5,049
  Vehicles                                             4,163           4,137
                                                    --------        --------
                                                     141,908         138,432
  Less: Accumulated depreciation                      74,039          67,550
                                                    --------        --------
                                                      67,869          70,882
  Land                                                 1,892           1,892
                                                    --------        --------
  TOTAL PROPERTIES                                    69,761          72,774
                                                    --------        --------
OTHER ASSETS:
  Goodwill and other intangibles, less
   accumulated amortization of $4,295 and $3,483       6,129           6,941
  Miscellaneous                                        5,364           7,010
                                                    --------        --------
TOTAL OTHER ASSETS                                    11,493          13,951
                                                    --------        --------
TOTAL ASSETS                                        $215,813        $205,224
                                                    ========        ========

The accompanying notes are an integral part of these financial statements.



CONSOLIDATED BALANCE SHEETS
June 29, 2000 and June 24, 1999
(dollars in thousands, except per share amounts)


                                                    June 29,        June 24,
                                                        2000            1999
                                                    --------        --------
LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Notes payable                                     $ 41,874        $ 36,411
  Current maturities of long-term debt                 5,702           5,672
  Accounts payable, including related party
   payables of $403 and $475                          11,851           9,839
  Drafts payable                                       5,747           5,540
  Accrued expenses                                     8,756           7,522
  Income taxes payable                                   461              --
                                                    --------        --------
  TOTAL CURRENT LIABILITIES                           74,391          64,984
                                                    --------        --------
LONG-TERM LIABILITIES
  Long-term debt, less current maturities             51,779          57,508
  Deferred income taxes                                2,892           2,738
                                                    --------        --------
  TOTAL LONG-TERM LIABILITIES                         54,671          60,246
                                                    --------        --------

COMMITMENTS AND CONTINGENCIES                             --              --

STOCKHOLDERS' EQUITY:
  Class A Common Stock, cumulative voting rights
   of ten votes per share, $.01 par value;
   10,000,000 shares authorized, 3,687,426
   shares issued and outstanding                          37              37
  Common Stock, noncumulative voting rights of
   one vote per share, $.01 par value; 10,000,000
   shares authorized, 5,579,039 shares issued
   and outstanding                                        56              56
  Capital in excess of par value                      57,196          57,196
  Retained earnings                                   30,666          23,909
  Treasury stock, at cost; 117,900 shares             (1,204)         (1,204)
                                                    --------        --------
  TOTAL STOCKHOLDERS' EQUITY                          86,751          79,994
                                                    --------        --------
  TOTAL LIABILITIES & STOCKHOLDERS' EQUITY          $215,813        $205,224
                                                    ========        ========


The accompanying notes are an integral part of these financial statements.


CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended June 29, 2000, June 24, 1999 and June 25, 1998 (dollars in thousands, except for earnings per share)


                                     Year Ended     Year Ended     Year Ended
                                  June 29, 2000  June 24, 1999  June 25, 1998
                                  -------------  -------------  -------------
Net sales                              $333,318       $319,239       $317,390
Cost of sales                           272,025        268,333        260,486
Gross profit                             61,293         50,906         56,904
                                  -------------  -------------  -------------
Selling expenses                         34,000         29,870         29,475
Administrative expenses                   8,696          9,108         10,467
                                  -------------  -------------  -------------
Total selling and administrative
 expenses                                42,696         38,978         39,942
                                  -------------  -------------  -------------
Income from operations                   18,597         11,928         16,962
                                  -------------  -------------  -------------
Other income (expense):
 Interest expense ($955, $987 and
  $963 to related parties)               (8,036)        (9,269)        (8,776)
 Rental income                              584            459            500
 Miscellaneous                              117             51             25
                                  -------------  -------------  -------------
Total other income (expense)             (7,335)        (8,759)        (8,251)
                                  -------------  -------------  -------------
Income before income taxes               11,262          3,169          8,711
Income tax expense                        4,505          1,373          3,589
                                  -------------  -------------  -------------
Net income                             $  6,757       $  1,796       $  5,122
                                  =============  =============  =============
Basic and diluted earnings per
 common share                          $   0.74       $   0.20       $   0.56
                                  =============  =============  =============
Weighted average shares
 outstanding - basic                  9,148,565      9,148,565      9,147,862
                                  =============  =============  =============
Weighted average shares
 outstanding - diluted                9,148,727      9,148,931      9,168,175
                                  =============  =============  =============

The accompanying notes are an integral part of these financial statements.



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended June 29, 2000, June 24, 1999 and June 25, 1998 (dollars in thousands)

                               Class A            Capital in
                                Common   Common    Excess of   Retained   Treasury
                                 Stock    Stock    Par Value   Earnings      Stock     Total
                               -------   ------   ----------   --------   --------   -------
Balance, June 26, 1997             $37      $56      $57,191    $16,991    $(1,204)  $73,071
Net income and comprehensive
 income                                                           5,122                5,122
Stock options exercised                                    5                               5
                               -------   ------   ----------   --------   --------   -------
Balance, June 25, 1998              37       56       57,196     22,113     (1,204)   78,198
Net income and comprehensive
 income                                                           1,796                1,796
                               -------   ------   ----------   --------   --------   -------
Balance, June 24, 1999              37       56       57,196     23,909     (1,204)   79,994
Net income and comprehensive
 income                                                           6,757                6,757
                               -------   ------   ----------   --------   --------   -------
Balance, June 29, 2000             $37      $56      $57,196    $30,666    $(1,204)  $86,751
                               =======   ======   ==========   ========   ========   =======

The accompanying notes are an integral part of these financial statements.




CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended June 29, 2000, June 24, 1999 and June 25, 1998 (dollars in thousands)


                                                       Year Ended     Year Ended     Year Ended
                                                    June 29, 2000  June 24, 1999  June 25, 1998
                                                    -------------  -------------  -------------
Cash flows from operating activities:
Net income                                               $  6,757       $  1,796       $  5,122
Adjustments:
  Depreciation and amortization                             8,171          7,908          8,226
  (Gain) loss on disposition of properties                    (84)           (20)             4
  Deferred income taxes                                      (237)           370            804
Change in current assets and current liabilities:
  Accounts receivable, net                                     37           (204)         1,299
  Inventories                                             (16,727)        10,502        (36,547)
  Prepaid expenses and other current assets                   647           (331)        (1,605)
  Accounts payable                                          2,012         (2,199)           845
  Drafts payable                                              207          2,755            238
  Accrued expenses                                          1,234         (1,722)           588
  Income taxes receivable/payable                             555          1,360          1,376
                                                    -------------  -------------  -------------
Net cash provided by (used in) operating activities         2,572         20,215        (19,650)
                                                    -------------  -------------  -------------
Cash flows from investing activities:
  Acquisition of properties                                (3,914)        (3,960)        (4,227)
  Proceeds from disposition of properties                      90             36              7
  Other                                                     1,208            107           (961)
                                                    -------------  -------------  -------------
Net cash used in investing activities                      (2,616)        (3,817)        (5,181)
                                                    -------------  -------------  -------------
Cash flows from financing activities:
  Net borrowings (repayments) on notes payable              5,463         (9,763)        29,687
  Principal payments on long-term debt                     (5,699)        (5,791)        (4,938)
                                                    -------------  -------------  -------------
Net cash (used in) provided by financing activities          (236)       (15,554)        24,749
                                                    -------------  -------------  -------------
Net (decrease) increase in cash                              (280)           844            (82)

Cash:
  Beginning of period                                       1,393            549            631
                                                    -------------  -------------  -------------
  End of period                                          $  1,113       $  1,393       $    549
                                                    =============  =============  =============

Supplemental disclosures of cash flow information:
  Interest paid                                          $  7,671       $  9,270       $  8,422
  Income taxes paid                                         4,315            182          3,421
Supplemental schedule of noncash investing and
 financing activities:
  Capital lease obligation incurred                           --              --            110

The accompanying notes are an integral part of these financial statements.


Notes to Consolidated Financial Statements
(dollars in thousands, except per share data)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------
Basis of consolidation
----------------------
The consolidated financial statements include the accounts of John B. Sanfilippo & Son, Inc. and its wholly owned subsidiary (collectively, "JBSS" or the "Company"). Intercompany balances and transactions have been eliminated. On June 25, 1999, the Company dissolved two of its three wholly owned subsidiaries, Sunshine Nut Co., Inc. and Quantz Acquisition Co., Inc. and merged such subsidiaries into John B. Sanfilippo & Son, Inc.

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

Properties
----------
Properties are stated at cost. Cost is depreciated using the straight-line method over the following estimated useful lives: buildings -- 30 to 40 years, machinery and equipment -- 5 to 10 years, furniture and leasehold improvements -- 5 to 10 years and vehicles -- 3 to 5 years.

The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is recognized currently. Maintenance and repairs are charged to operations as incurred.

Certain lease transactions relating to the financing of buildings are accounted for as capital leases, whereby the present value of future rental payments, discounted at the interest rate implicit in the lease, is recorded as a liability. A corresponding amount is capitalized as the cost of the assets and is amortized on a straight-line basis over the estimated lives of the assets or over the lease terms which range from 20 to 30 years, whichever is shorter. See also Note 7.

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

Goodwill and other long-lived assets
------------------------------------
Goodwill, which represents the excess purchase price over the fair value of net tangible and identifiable intangible assets acquired, is amortized on a straight-line basis over periods ranging from 15 to 20 years. Other intangible assets, which represent amounts assigned at the time of a purchase acquisition, consist of patents and are being amortized over 6 years.

The Company reviews the carrying value of goodwill and other long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. This review is performed by comparing estimated undiscounted future cash flows from use and eventual disposition of the asset to the recorded value of the asset.

NOTE 2 -EARNINGS PER SHARE
--------------------------
Earnings per common share is calculated using the weighted average number of shares of Common Stock and Class A Common Stock outstanding during the period. The following table presents the required earnings per share disclosures:

                                    Year Ended      Year Ended      Year Ended
                                 June 29, 2000   June 24, 1999   June 25, 1998
                                 -------------   -------------   -------------
Net income                              $6,757          $1,796          $5,122
Weighted average shares
 outstanding                         9,148,565       9,148,565       9,147,862
Basic earnings per common share         $ 0.74          $ 0.20          $ 0.56
Effect of dilutive securities:
  Stock options                            162             366          20,313
  Weighted average shares
   outstanding                       9,148,727       9,148,931       9,168,175
Diluted earnings per common share       $ 0.74          $ 0.20          $ 0.56

The following table summarizes the weighted average number of options which were outstanding for the periods presented but were not included in the computation of diluted earnings per share because the exercise prices of the options were greater than the average market price of the Common Stock:

                                                   Weighted Average
                             Number of Options       Exercise Price
                             -----------------     ----------------
Year ended June 29, 2000               406,239               $ 8.63
Year ended June 24, 1999               359,712               $10.24
Year ended June 25, 1998               268,864               $12.17

NOTE 3 - COMMON STOCK
---------------------
The Company's Class A Common Stock, $.01 par value (the "Class A Stock"), has cumulative voting rights with respect to the election of those directors which the holders of Class A Stock are entitled to elect, and 10 votes per share on all other matters on which holders of the Company's Class A Stock and Common Stock are entitled to vote. In addition, each share of Class A Stock is convertible at the option of the holder at any time into one share of Common Stock and automatically converts into one share of Common Stock upon any sale or transfer other than to related individuals. Each share of the Company's Common Stock, $.01 par value (the "Common Stock") has noncumulative voting rights of one vote per share. The Class A Stock and the Common Stock are entitled to share equally, on a share-for-share basis, in any cash dividends declared by the Board of Directors, and the holders of the Common Stock are entitled to elect 25% of the members comprising the Board of Directors.

NOTE 4 - INCOME TAXES
---------------------
The provision for income taxes for the years ended June 29, 2000, June 24, 1999 and June 25, 1998 are as follows:

                                     June 29,        June 24,        June 25,
                                         2000            1999            1998
                                     --------        --------        --------
Current:
  Federal                              $3,840          $  811          $2,261
  State                                   902             192             524
Deferred                                 (237)            370             804
                                     --------        --------        --------
Total provision for income taxes       $4,505          $1,373          $3,589
                                     ========        ========        ========

The differences between income taxes at the statutory federal income tax rate of 34% and income taxes reported in the statements of operations for the years ended June 29, 2000, June 24, 1999 and June 25, 1998 are as follows:

                                     June 29,        June 24,        June 25,
                                         2000            1999            1998
                                     --------        --------        --------
Federal statutory income tax rate        34.0%           34.0%           34.0%
State income taxes, net of
 federal benefit                          5.2             5.1             5.1
Nondeductible items                       1.7             1.4             1.1
Other                                    (0.9)            2.8             1.0
                                     --------        --------        --------
Effective tax rate                       40.0%           43.3%           41.2%
                                     ========        ========        ========


The deferred tax assets and liabilities are comprised of the following:

                                        June 29, 2000         June 24, 1999
                                      Asset   Liability     Asset   Liability
                                     ------   ---------    ------   ---------
Current:
  Allowance for doubtful accounts    $  308      $         $  264      $
  Employee compensation                 492                   377
  Inventory                              85                    92
  Accounts receivable                               237                   356
  Other                                 262                   142
                                     ------   ---------    ------   ---------
Total current                        $1,147      $  237    $  875      $  356
                                     ------   ---------    ------   ---------
Long-term:
  Depreciation                       $           $4,982    $           $4,654
  Capitalized leases                  1,499                 1,460
  Other                                 591                   456
                                     ------   ---------    ------   ---------
Total long-term                      $2,090      $4,982    $1,916      $4,654
                                     ------   ---------    ------   ---------
Total                                $3,237      $5,219    $2,791      $5,010
                                     ======   =========    ======   =========

NOTE 5 - INVENTORIES
--------------------
Inventories consist of the following:

                                          June 29,      June 24,
                                              2000          1999
                                          --------      --------
 Raw material and supplies                $ 56,755       $33,998
 Work-in-process and finished goods	    49,005     	  55,035
                                          --------      --------
 Total                                    $105,760       $89,033
                                          ========      ========


NOTE 6 - NOTES PAYABLE
----------------------
Notes payable consist of the following:

                                          June 29,        June 24,
                                              2000            1999
                                          --------        --------
Revolving bank loan                        $41,874         $36,411
                                          ========        ========

On March 31, 1998, the Company entered into a new unsecured credit facility, with certain banks, totaling $70,000 (the "Bank Credit Facility"). The Bank Credit Facility, as amended on May 31, 2000, is comprised of (i) a working capital revolving loan which provides for working capital financing of up to approximately $62,343, in the aggregate, and matures on May 31, 2003, and
(ii) a $7,657 standby letter of credit which matures on June 1, 2002. Borrowings under the working capital revolving loan accrue interest at a rate (the weighted average of which was 7.60% at June 29, 2000) determined pursuant to a formula based on the agent bank's quoted rate and the Eurodollar Interbank Rate. The standby letter of credit replaced a prior letter of credit securing certain industrial development bonds that financed the original acquisition, construction, and equipping of the Company's Bainbridge, Georgia facility.

The Bank Credit Facility, as amended, includes certain restrictive covenants that, among other things: (i) require the Company to maintain a minimum tangible net worth; (ii) comply with specified ratios; (iii) limit annual capital expenditures to the greater of $7,500 or an amount calculated using a specified ratio; (iv) restrict dividends to the lesser of 25% of net income for the previous fiscal year or $5,000; (v) prohibit the Company from redeeming shares of capital stock; and (vi) require that certain officers and stockholders of the Company, together with their respective family members and certain trusts created for the benefits of their respective children, continue to own shares representing the right to elect a majority of the directors of the Company.


NOTE 7 - LONG-TERM DEBT
-----------------------
Long-term debt consists of the following:
                                                         June 29,    June 24,
                                                             2000        1999
                                                         --------    --------
Industrial development bonds, secured by building,
 machinery and equipment with a cost
 aggregating $8,000                                       $ 7,445     $ 7,645
Capitalized lease obligations                               7,040       7,361
Series A note payable, interest payable quarterly
 at 8.72%, principal payable in semi-annual
 installments of $200                                       1,800       2,200
Series B note payable, interest payable quarterly
 at 9.07%, principal payable in semi-annual
 installments of $300                                       2,700       3,300
Series C note payable, interest payable quarterly
 at 9.07%, principal payable in semi-annual
 installments of $200                                       1,800       2,200
Series D note payable, interest payable quarterly
 at 9.18%, principal payable in semi-annual
 installments of $150                                       1,350       1,650
Series E note payable, interest payable quarterly
 at 7.34%, principal payable in semi-annual
 installments of $400                                       3,600  	4,400
Series F notes payable, interest payable quarterly
 at 9.16%, principal payable in semi-annual
 installments ranging from $500 to $475                     5,800  	6,825
Note payable, interest payable semi-annually at
 8.30%, principal payable in annual installments
 of approximately $1,429                                    8,571      10,000
Note payable, subordinated, interest payable
 semi-annually at 9.38%, principal payable in annual
 installments of $5,000 beginning on September 1, 2003     15,000      15,000
Arlington Heights facility, first mortgage, principal
 and interest payable at 8.875%, in monthly
 installments of $22 through October 1, 2015                2,232       2,298
Other                                                         143         301
Current maturities                                         (5,702)     (5,672)
                                                         --------    --------
Total long-term debt                                      $51,779     $57,508
                                                         ========    ========

JBSS financed the construction of a peanut shelling plant with industrial development bonds in 1987. Through May 31, 1992, the bonds bore interest payable semi-annually at 7%. On June 1, 1992, the Company remarketed the bonds, resetting the interest rate at 6% through May 1997. On June 1, 1997, the Company remarketed the bonds, resetting the interest rate at 5.375% through May 2002, and at a market rate to be determined thereafter. On June 1, 2002, and on each subsequent interest reset date for the bonds, the Company is required to redeem the bonds at face value plus any accrued and unpaid interest, unless a bondholder elects to retain his or her bonds. Any bonds redeemed by the Company at the demand of a bondholder on the reset date are required to be remarketed by the underwriter of the bonds on a "best efforts" basis. The agreement requires the Company to redeem the bonds in varying annual installments, ranging from $215 to $780 annually through 2017. The Company is also required to redeem the bonds in certain other circumstances, for example, within 180 days after any determination that interest on the bonds is taxable. The Company has the option at any time, however, subject to certain conditions, to redeem the bonds at face value plus accrued interest, if any.

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

The Long-Term Financing Facility includes certain restrictive covenants that, among other things: (i) require the Company to maintain specified financial ratios; (ii) require the Company to maintain a minimum tangible net worth; (iii) restrict dividends to a maximum of 25% of cumulative net income from and after January 1, 1995 to the date the dividend is declared; and (iv) require that certain officers and stockholders of the Company, together with their respective family members and certain trusts created for the benefits of their respective children, continue to own shares representing the right to elect a majority of the directors of the Company. As of June 29, 2000, the Company was in compliance with all restrictive covenants, as amended, under the Long-Term Financing Facility.

On September 12, 1995, the Company borrowed an additional $25,000 under an unsecured long-term financing arrangement (the "Additional Long-Term Financing"). The Additional Long-Term Financing has a maturity date of September 1, 2005 and (i) as to $10,000 of the principal amount thereof, bears interest at an annual rate of 8.30% and requires annual principal payments of approximately $1,429 through maturity, and (ii) as to the other $15,000 of the principal amount thereof (which is subordinated to the Company's other debt facilities), bears interest at an annual rate of 9.38% and requires annual principal payments of $5,000 beginning on September 1, 2003 through maturity.

The Additional Long-Term Financing includes certain restrictive covenants that, among other things: (i) require the Company to maintain specified financial ratios; (ii) require the Company to maintain a minimum tangible net worth; and (iii) limit cumulative dividends to the sum of (a) 50% of the Company's cumulative net income (or minus 100% of a cumulative net loss) from and after January 1, 1995 to the date the dividend is declared, (b) the cumulative amount of the net proceeds received by the Company during the same period
from any sale of its capital stock, and (c) $5,000.   As of June 29,
2000, the Company was in compliance with all restrictive covenants, as amended, under the Additional Long-Term Financing.

Aggregate maturities of long-term debt, excluding capitalized lease obligations, are as follows for the years ending:

June 28, 2001                $ 5,341
June 27, 2002                  5,255
June 26, 2003                  5,215
June 24, 2004                 10,243
June 30, 2005                  9,027
Subsequent years              15,360
                             -------
Total                        $50,441
                             =======

The accompanying financial statements include the following amounts related to assets under capital leases:

                                       June 29,        June 24,
                                           2000            1999
                                       --------        --------
Buildings                                $9,520          $9,520
Less:  Accumulated amortization           6,209           5,798
                                       --------        --------
Total                                    $3,311          $3,722
                                       ========        ========

Amortization expense aggregated $411 for the year ended June 29, 2000, and $412 for the years ended June 24, 1999 and June 25, 1998. Buildings under capital leases are rented from entities that are owned by certain directors, officers, and stockholders of JBSS. Future minimum payments under the leases, together with the related present value, are summarized as follows for the years ending:

June 28, 2001                             $ 1,269
June 27, 2002                               1,269
June 26, 2003                               1,269
June 24, 2004                               1,269
June 30, 2005                               1,269
Subsequent years                            6,303
                                          -------
Total minimum lease payments               12,648
Less:  Amount representing interest         5,608
                                          -------
Present value of minimum lease payments   $ 7,040
                                          =======

JBSS also leases buildings and certain equipment pursuant to agreements accounted for as operating leases. Rent expense under these operating leases aggregated $596, $620 and $863 for the years ended June 29, 2000, June 24, 1999 and June 25, 1998, respectively. Aggregate noncancelable lease commitments under these operating leases are as follows for the years ending:

June 28, 2001           $  560
June 27, 2002              203
June 26, 2003              155
June 24, 2004              125
June 30, 2005              125
Subsequent years            80
                        ------
                        $1,248
                        ======

NOTE 8 - EMPLOYEE BENEFIT PLANS
-------------------------------

JBSS maintains a contributory plan established pursuant to the provisions of section 401(k) of the Internal Revenue Code. The plan provides retirement benefits for all nonunion employees meeting minimum age and service requirements. The Company contributes 50% of the amount contributed by each employee up to certain maximums specified in the plan. Total Company contributions to the 401(k) plan were $260, $165 and $155 for the years ended June 29, 2000, June 24, 1999 and June 25, 1998, respectively.

JBSS contributed $101, $87 and $99 for the years ended June 29, 2000, June 24, 1999 and June 25, 1998, respectively, to multi-employer union-sponsored pension plans. JBSS is presently unable to determine its respective share of either accumulated plan benefits or net assets available for benefits under the union plans.

NOTE 9 - TRANSACTIONS WITH RELATED PARTIES
------------------------------------------
In addition to the related party transactions described in Note 7, JBSS also entered into transactions with the following related parties:

Equipment purchases
-------------------
JBSS purchases customized manufacturing equipment, inventories and engineering services from an entity owned by stockholders, both of whom are related to the Company's Chairman of the Board and Chief Executive Officer. Purchases aggregated $268, $436 and $504 for the years ended June 29, 2000, June 24, 1999 and June 25, 1998, respectively. In addition, JBSS leases office and warehouse space to the entity. Rental income from the entity aggregated $154, $138 and $118 for the years ended June 29, 2000, June 24, 1999 and June 25, 1998, respectively. Accounts receivable aggregated $15 and $34 at June 29, 2000 and June 24, 1999, respectively. Accounts payable aggregated $1 at June 29, 2000.

Material purchases
------------------
JBSS purchases materials from a company that is 10% owned by the Company's Chairman of the Board and Chief Executive Officer, and is 90% owned by a trust, the beneficiaries of which are the sons and daughter of the Company's Chairman of the Board and Chief Executive Officer. Two of the beneficiaries of the trust are officers of the Company, and one of the two is also on the Company's Board of Directors. Material purchases aggregated $5,945, $4,670 and $6,245 for the years ended June 29, 2000, June 24, 1999 and June 25, 1998, respectively. Accounts payable aggregated $387 and $436 at June 29, 2000 and June 24, 1999, respectively.

JBSS purchases materials from a company that is 33% owned by an individual related to the Company's Chairman of the Board and Chief Executive Officer. Material purchases aggregated $165, $84 and $108 for the years ended June 29, 2000, June 24, 1999 and June 25, 1998, respectively. Accounts payable aggregated $15 and $2 at June 29, 2000 and June 24, 1999, respectively.

JBSS purchases materials from a company that is indirectly owned, in part, by a member of the JBSS Board of Directors who is not an employee of the Company. Material purchases aggregated $38 during the year ended June 24, 1999 from this company.

Brokerage commissions
---------------------
JBSS paid brokerage commissions of $414 during the year ended June 24, 1999 to a food brokerage company. The president of this company is related to a former executive officer and director of the Company. Accounts payable aggregated $37 at June 24, 1999.

Product purchases and sales
---------------------------
JBSS purchases materials from and sells products to a company that is owned 33% by the Company's Chairman of the Board and Chief Executive Officer. Material purchases aggregated $387, $559 and $2,619 for the years ended June 29, 2000, June 24, 1999 and June 25, 1998, respectively. The Company sold products to the same company aggregating $1,527, $1,700 and $2,991 for the years ended June 29, 2000, June 24, 1999 and June 25, 1998, respectively. Accounts receivable aggregated $122 and $219 at June 29, 2000 and June 24, 1999, respectively.

Building space rental
---------------------
The Company rented office and warehouse space to a company whose president is related to the Company's Chairman of the Board and Chief Executive Officer. Rental income was $14 and $75 for the years ended June 24, 1999 and June 25, 1998, respectively.

NOTE 10 - STOCK OPTION PLANS
----------------------------
The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock-based compensation plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under the plans with the alternative method of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the effect on the Company's net income for the years ended June 29, 2000, June 24, 1999 and June 25, 1998 would not have been significant.

In October 1991, JBSS adopted a stock option plan (the "1991 Stock Option Plan") which became effective on December 10, 1991 and was terminated early by the Board of Directors on February 28, 1995. Pursuant to the terms of the 1991 Stock Option Plan, options to purchase up to 350,000 shares of Common Stock could be awarded to certain executives and key employees of JBSS and its subsidiaries.
The exercise price of the options was determined as set forth in the 1991 Stock Option Plan by the Board of Directors. The exercise price for the stock options was at least fair market value with the exception of nonqualified stock options which had an exercise price equal to at least 33% of the fair market value of the Common Stock on the date of grant. Except as set forth in the 1991 Stock Option Plan, options expire upon termination of employment. All of the options granted were intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code (the "Code").
The termination of the 1991 Stock Option Plan, effective February 28, 1995, did not affect options granted under the 1991 Stock Option Plan which remained outstanding as of the effective date of termination. Accordingly, the unexercised options outstanding under the 1991 Stock Option Plan at June 29, 2000 will continue to be governed by the terms of the 1991 Stock Option Plan.

The following is a summary of activity under the 1991 Stock Option Plan:

                                           Number of      Weighted Average
                                              Shares        Exercise Price
                                           ---------      ----------------
 Outstanding at June 26, 1997                226,600                $12.30
 Exercised                                      (899)               $ 6.00
 Canceled                                    (16,001)               $13.57
                                           ---------      ----------------
 Outstanding at June 25, 1998                209,700                $12.24
 Canceled                                    (14,750)               $12.86
                                           ---------      ----------------
 Outstanding at June 24, 1999                194,950                $12.19
 Canceled                                    (33,650)               $12.53
                                           ---------      ----------------
 Outstanding at June 29, 2000                161,300                $12.12
                                           =========      ================

Options exercisable at June 29, 2000         161,300                $12.12
Options exercisable at June 24, 1999         194,950                $12.19
Options exercisable at June 25, 1998         202,762                $12.45


Exercise prices for options outstanding as of June 29, 2000 ranged from $6.00 to $15.00. The weighted average remaining contractual life of those options is 2.2 years. The options outstanding at June 29, 2000 may be segregated into two ranges, as is shown in the following:

                                       Option Price       Option Price Per
                                          Per Share            Share Range
                                              $6.00          $12.25-$15.00
                                       ------------       ----------------
Number of options                            18,250                143,050
Weighted-average exercise price               $6.00                 $12.90
Weighted-average remaining life (years)         4.5                    1.9

Number of options exercisable                18,250                143,050
Weighted average exercise price for
 exercisable options                          $6.00                 $12.90


At the Company's annual meeting of stockholders on May 2, 1995, the Company's stockholders approved, and the Company adopted, effective as of March 1, 1995, a new stock option plan (the "1995 Equity Incentive Plan") to replace the 1991 Stock Option Plan. The 1995 Equity Incentive Plan was terminated early by the Board of Directors on August 27, 1998. Pursuant to the terms of the 1995 Equity Incentive Plan, options to purchase up to 200,000 shares of Common Stock could be awarded to certain key employees and "outside directors" (i.e. directors who are not employees of the Company or any of its subsidiaries). The exercise price of the options was determined as set forth in the 1995 Equity Incentive Plan by the Board of Directors.
 The exercise price for the stock options was at least the fair market value of the Common Stock on the date of grant, with the exception of nonqualified stock options which had an exercise price equal to at least 50% of the fair market value of the Common Stock on the date of grant. Except as set forth in the 1995 Equity Incentive Plan, options expire upon termination of employment or directorship. The options granted under the 1995 Equity Incentive Plan are exercisable 25% annually commencing on the first anniversary date of grant and become fully exercisable on the fourth anniversary date of grant. All of the options granted, except those granted to outside directors, were intended to qualify as incentive stock options within the meaning of
Section 422 of the Code.

The termination of the 1995 Equity Incentive Plan, effective August 27, 1998, did not affect options granted under the 1995 Equity Incentive Plan which remained outstanding as of the effective date of termination. Accordingly, the unexercised options outstanding under the 1995 Equity Incentive Plan at June 29, 2000 will continue to be governed by the terms of the 1995 Equity Incentive Plan.

The following is a summary of activity under the 1995 Equity Incentive Plan:


                                          Number of      Weighted Average
                                             Shares        Exercise Price
                                          ---------      ----------------
Outstanding at June 26,1997                 185,700                 $7.67
Canceled                                    (25,100)                $7.27
                                          ---------      ----------------
Outstanding at June 25, 1998                160,600                 $7.73
Canceled                                    (11,100)                $7.51
                                          ---------      ----------------
Outstanding at June 24, 1999                149,500                 $7.75
Canceled                                    (25,300)                $7.74
                                          ---------      ----------------
Outstanding at June 29, 2000                124,200                 $7.75
                                          =========      ================

Options exercisable at June 29, 2000        107,900                 $7.97
Options exercisable at June 24, 1999         93,700                 $8.08
Options exercisable at June 25, 1998         60,250                 $8.28

Exercise prices for options outstanding as of June 29, 2000 ranged from $6.00 to $10.50. The weighted average remaining contractual life of those options is 5.4 years. The options outstanding at June 29, 2000 may be segregated into two ranges, as is shown in the following:


                                    Option Price Per       Option Price Per
                                         Share Range            Share Range
                                         $6.00-$6.88           $8.25-$10.50
                                         -----------           ------------
Number of options                             68,700                 55,500
Weighted-average exercise price                $6.33                  $9.51
Weighted-average remaining life (years)          6.2                    4.6

Number of options exercisable                 52,400                 55,500
Weighted average exercise price for
 exercisable options                           $6.34                  $9.51

At the Company's annual meeting of stockholders on October 28, 1998, the Company's stockholders approved, and the Company adopted, effective as of September 1, 1998, a new stock option plan (the 1998 Equity Incentive Plan") to replace the 1995 Equity Incentive Plan. Pursuant to the terms of the 1998 Equity Incentive Plan, options to purchase up to 350,000 shares of Common Stock could be awarded to certain key employees and "outside directors" (i.e. directors who are not employees of the Company or any of its subsidiaries). The exercise price of the options will be determined as set forth in the 1998 Equity Incentive Plan by the Board of Directors. The exercise price for the stock options must be at least the fair market value of the Common Stock on the date of grant, with the exception of nonqualified stock options which have an exercise price equal to at least 50% of the fair market value of the Common Stock on the date of grant. Except as set forth in the 1998 Equity Incentive Plan options expire upon termination of employment or directorship. The options granted under the 1998 Equity Incentive Plan are exercisable 25% annually commencing on the first anniversary date of grant and become fully exercisable on the fourth anniversary date of grant. All of the options granted, except those granted to outside directors, were intended to qualify as incentive stock options within the meaning of
Section 422 of the Code.

The following is a summary of activity under the 1998 Equity Incentive
Plan:

                                                           Weighted Average
                                       Number of Shares      Exercise Price
                                       ----------------    ----------------
Outstanding at June 25, 1998
Granted                                          49,500               $4.01
                                       ----------------    ----------------
Outstanding at June 24, 1999                     49,500               $4.01
Granted                                         153,000               $4.48
Canceled                                         (7,000)              $4.04
                                       ----------------    ----------------
Outstanding at June 29, 2000                    195,500               $4.38
                                       ================    ================
Options exercisable at June 29, 2000              6,250               $4.01

Exercise prices for options outstanding as of June 29, 2000 ranged from $3.44 to $4.50. The weighted average remaining contractual life of those options is 9.4 years.

NOTE 12 - LEGAL MATTERS
-----------------------
The Company is party to various lawsuits, proceedings and other matters arising out of the conduct of its business. It is management's opinion that the ultimate resolution of these matters will not have a material adverse effect upon the business, financial condition or results of operations of the Company.


SUPPLEMENTARY QUARTERLY DATA

The following unaudited quarterly consolidated financial data are presented for fiscal 2000 and fiscal 1999. Quarterly financial results necessarily rely on estimates and caution is required in drawing specific conclusions from quarterly consolidated results.

                                           First    Second     Third    Fourth
                                         Quarter   Quarter   Quarter   Quarter
                                         -------  --------   -------   -------
Year Ended June 29, 2000:
  Net sales                              $79,524  $124,030   $51,777   $77,987
  Gross profit                            12,549    23,525    10,152    15,067
  Income from operations                   2,778     9,254     2,065     4,500
  Net income                                 641     4,575       111     1,430
  Basic and diluted earnings per
   common share                          $  0.07  $   0.50   $  0.01   $  0.16
 Common Stock prices:
  High                                   $  4.06  $   3.88   $  4.94   $  4.25
  Low                                       3.50      2.88      3.50      3.03

Year Ended June 24, 1999:
  Net sales                              $73,829  $113,332   $57,762   $74,316
  Gross profit                            11,416    18,199     9,277    12,014
  Income from operations                   2,650     5,404       972     2,902
  Net income (loss)                          287     1,887      (845)      467
  Basic and diluted earnings
   (loss) per common share               $  0.03  $   0.21   $ (0.09)  $  0.05
 Common Stock prices:
  High                                   $  6.50  $   4.94   $  4.25   $  4.06
  Low                                       4.50      3.38      3.44      3.00

MARKETS FOR THE COMPANY'S SECURITIES AND RELATED MATTERS

The Company has two classes of stock: Class A Common Stock ("Class A Stock") and Common Stock. The holders of Common Stock are entitled to elect 25% of the members of the Board of Directors and the holders of Class A Stock are entitled to elect the remaining directors. With respect to matters other than the election of directors or any matters for which class voting is required by law, the holders of Common Stock are entitled to one vote per share while the holders of Class A Stock are entitled to ten votes per share. The Company's Class A Stock is not registered under the Securities Act of 1933 and there is no established public trading market for the Class A Stock. However, each share of Class A Stock is convertible at the option of the holder at any time and from time to time (and, upon the occurrence of certain events specified in the Company's Restated Certificate of Incorporation, automatically converts) into one share of Common Stock.

The Common Stock of the Company is quoted on the Nasdaq National
Market and its trading symbol is "JBSS".

As of August 22, 2000, there were approximately 1,260 holders and 15 holders of record of the Company's Common Stock and Class A Stock, respectively.

Under the Company's Restated Certificate of Incorporation, the Class A Stock and the Common Stock are entitled to share equally on a share for share basis in any dividends declared by the Board of Directors on the Company's common equity.

No dividends were declared from 1995 through 2000. The declaration and payment of future dividends will be at the sole discretion of the Board of Directors and will depend on the Company's profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors. The Company's current loan agreements restrict the payment of annual dividends to amounts specified in the loan agreements. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources."

OFFICERS

Chairman of the Board and Chief Executive Officer
    Jasper B. Sanfilippo

President
    Mathias A. Valentine

Executive Vice President Finance and Chief Financial Officer
    Gary P. Jensen

Executive Vice President
    Steven G. Taylor

Senior Vice President and Secretary
    Michael J. Valentine

Senior Vice President and Assistant Secretary
    Jasper B. Sanfilippo, Jr.

Senior Vice President Sales and Marketing
    Jeffrey T. Sanfilippo

Senior Vice President Information Technology
    James A. Valentine

Controller
    William R. Pokrajac

BOARD OF DIRECTORS

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

Governor James R. Edgar (b)
   Former governor of Illinois. Presently, Distinguished Fellow at the University of Illinois Institute of Government and Public Affairs

Timothy R. Donovan (a)(b)
   Senior Vice President and General Counsel of Tenneco Automotive
   Inc., one of the world's largest producers of emission controls and ride control systems and products for the automotive industry. Formerly, partner in the law firm of Jenner & Block.

(a) Member of the Compensation Committee

(b) Member of the Audit Committee

CORPORATE INFORMATION

Annual Meeting

  The Annual Meeting of Stockholders of John B. Sanfilippo & Son, Inc. will be held at 10:00 a.m. on Thursday, October 26, 2000 at the Wyndham Hotel Northwest Chicago, 400 Park Boulevard, Itasca, Illinois 60143.

Annual Report on Form 10-K

  Single copies of the Company's Annual Report on Securities and Exchange Commission Form 10-K (without exhibits) will be provided without charge to stockholders upon written request directed to Michael J. Valentine, Secretary, at the Corporate Office, located at 2299 Busse Road, Elk Grove Village, Illinois 60007.

Common Stock

  The Common Stock of John B. Sanfilippo & Son, Inc. is traded over-the-counter on the Nasdaq National Market under the symbol "JBSS".

Counsel

  Katz, Karacic & Addis LLC
  Chicago, Illinois

  Jenner & Block
  Chicago, Illinois

Independent Accountants

  PricewaterhouseCoopers LLP
  Chicago, Illinois

Transfer Agent and Registrar

  American Stock Transfer & Trust Company
  New York, New York


This report contains the following trademarks of the Company, some of which are registered: Fisher, Chef's Naturals, Snack 'N Serve Nut Bowl, Evon's, Flavor Tree, Sunshine Country, Texas Pride and Tom Scott. Any other product or brand names are trademarks or registered trademarks of their respective companies.

Corporate Office, Production and Distribution Facility

  John B. Sanfilippo & Son, Inc.
  2299 Busse Road
  Elk Grove Village, Illinois 60007
  (847)593-2300

Production and Distribution Facilities

  1851 Arthur Avenue
  Elk Grove Village, Illinois 60007

  3001 Malmo Drive
  Arlington Heights, Illinois 60005

  Highway 27 North
  1251 Colquitt Highway
  Bainbridge, Georgia 31717

  16435 IH 35 North
  Selma, Texas 78154

  515 South Lemon Avenue
  Walnut, California 91789

  29241 West Cottonwood Road
  Gustine, California 95322

  Rt. 1, Box 13
  Highway 46 West
  Garysburg, North Carolina 27831


Web Addresses

  www.jbssinc.com
  www.fishernuts.com
  www.evonsnuts.com


Printed in U.S.A.